

Opening doors to the future®

To My Fellow Shareholders:

2022 was an exceptional year for UDR, Inc. ("UDR" or the "Company") as we achieved a significant number of milestones. Among our many accomplishments were:

- Record-high cash flow, same-store Net Operating Income ("NOI") growth, and earnings growth driven by our industry-leading operating acumen and accretive capital allocation decisions;

- Continued innovation that delivered greater resident satisfaction, enhanced resources for our associates, and positions the Company well for years to come; and

- Recognition by a variety of third-party organizations of UDR's leading commitment to our associates, stakeholders, and the environment.

We start 2023 from a position of strength: steady demand from an undersupply of housing in the U.S., cycle-best relative affordability versus alternative housing options, and embedded same-store revenue growth that is three times higher than our historical average. While the macro backdrop is fluid, UDR has excelled across a variety of environments over our 50-plus-year history. We have found that our success can be directly linked to four core attributes:

1) Listening to associates, customers, and other stakeholders to guide long-term strategy and short-term tactics.

2) Evolving how business is conducted through continual innovation.

3) Fostering an inclusive culture that empowers teams and associates to innovate while simultaneously affording opportunities for career growth and work-life balance.

4) Focusing on what can be controlled and creating a strategy that mitigates risk from items that cannot be controlled.

When combining these principles with a diversified portfolio of apartment communities and a variety of accretive capital allocation options, UDR has established itself as a full-cycle investment that delivers above-average growth and total shareholder return ("TSR"). I am confident our leading operations platform, track record of prudent capital allocation, and an investment-grade rated balance sheet with the best liquidity outlook across our apartment peer group[1] will continue to drive relative outperformance for years to come.

While much of this letter is intended to delve further into the reasons for my optimism on UDR's path to continued multifamily industry leadership, I would first like to give proper recognition to the 2022 accomplishments delivered by our team of high-performing associates.

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[1] Apartment peer group includes AIRC, AVB, CPT, EQR, ESS, and MAA.

1745 Shea Center Dr., Suite 200
Highlands Ranch, CO 80129

Tel: 720.283.6120
Fax: 720.283.2453

www.udr.com

Opening doors to the future®

2022 Highlights

- Generated near-record-high Funds From Operations as Adjusted ("FFOA") per share growth of 16%.

- Produced straight-line same-store revenue growth of 11.5%, the second highest among our apartment peer group.

- Achieved record-high same-store NOI growth of 14.2%;

- Further advanced our already industry-leading operating platform by investing in our people, including establishing a 16-person taskforce to generate and execute our innovation initiatives.

- Continued to work with residents who faced economic hardship to create payment plans or help them apply for emergency rental assistance, resulting in cumulative government assistance funds received of approximately $60 million since the onset of the pandemic.

- Conducted various associate surveys which confirmed that a very high percentage of UDR associates are engaged and have the support to excel at their jobs.

- Adhered to capital market signals and maintained disciplined capital allocation. We opportunistically grew the company through $400 million of attractively priced common equity early in the year. When our cost of capital increased, we proactively pivoted to a capital light strategy and repurchased stock at a 20% discount to net asset value ("NAV").

- Reduced our leverage below pre-COVID levels and maintained a solid BBB+/Baa1 investment grade balance sheet with minimal debt maturities scheduled through 2025 due to actively extending duration and reducing our overall cost of debt over the past three years.

- Advanced our sector-leading commitment to sustainability and other environmental, social, and governance ("ESG") goals, as evidenced by a 5 Star designation by GRESB[2] and again being named to Newsweek's list of America's Most Responsible Companies.

- Received various accolades from Institutional Investor[3], who recognized UDR's ESG program, our Board, our Investor Relations team, and numerous executives as being top-3 in their respective categories among more than 150 companies in the U.S. REITs industry.

While the team and I are proud of our accomplishments, one area that proved challenging in 2022 was our TSR of -33%. At the beginning of the year, our stock price achieved an all-time high of $61 per share due to the strong recovery from pandemic-lows, continued innovation and execution, and a healthy economic backdrop. Despite record-setting operating results and strong cash flow and earnings growth, our stock price fluctuated through the year and finished at $38 per share due to concerns over a rising interest rate environment coupled with heightened economic uncertainty. We were not alone in experiencing volatility from exogenous factors as the average TSR of our apartment peers was a similar -34%.

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[2] GRESB is a leading global ESG benchmark for real assets including real estate.
[3] Institutional Investor offers annual rankings on corporates, buy-side and sell-side research, hedge funds, fixed income and asset management. These rankings have become known as the benchmark for excellence and a published position is confirmation directly from investors and/or sell-side analysts of the quality and reliability of a company's efforts.

Nevertheless, we continued to focus on what we control. This included the quality of service delivered to our residents, investment in our associates, solidifying our balance sheet and improving liquidity to mitigate potential risks, and our active investor engagement with over 500 meetings conducted in 2022 and early 2023. As a full-cycle investment with a strong culture and differentiated value proposition, I am confident we are on a path to achieving TSR results more in-line with the 11% average over my 22-year tenure at UDR.

2023 Outlook

While the winds of an economic recovery were strongly at our, and the industry's, back in the first half of 2022, the innovative advancements we implemented that helped UDR to outperform apartment peers should propel us to a relative advantage for years to come. This includes initiatives such as virtual leasing capabilities to increase leasing traffic, the utilization of real-time demand data to enhance pricing, and mobile maintenance technology to improve customer service and constrain expense growth. The 2023 macro and fundamental backdrop is still being formed, but we built UDR to perform well relative to apartment peers in all environments. We have laid the foundation for continued growth with strong building blocks for 2023 and beyond and will continue to focus on what we can control.

At the macro level, (1) housing is a needs-based business, (2) demand for apartments remains robust, (3) job growth and various demographic drivers remain supportive, (4) relative affordability versus single-family housing is as favorable as it has been at any point over my 22-year tenure at UDR, and (5) new supply continues to look manageable.

Specific to UDR, we entered 2023 with an approximate 5% earn-in[4], the highest in UDR's history and the second highest among our apartment peers. Innovation initiatives and prudent capital allocation should enhance this growth through NOI margin and yield expansion. Furthermore, our balance sheet remains highly liquid with more than $1 billion of capacity, and minimal debt maturities through 2025. Finally, we increased our dividend by a robust 10.5% for 2023, a near-record-high for the Company, enhancing our already strong total return profile.

Taken together, we are confident that we can effectively manage a wide range of macro environments and continue to produce strong absolute and relative results. We remain optimistic on the strength of the multifamily industry and UDR's advantages versus apartment peers, namely our leading operating platform, disciplined capital allocation, capabilities to utilize various external growth value creation drivers, and a liquid balance sheet that provides both safety and the ability to make opportunistic investments. We have a strong culture, talented team with a robust track record of performance, and we continue to invest in our associates and additional technologies to improve our efficiency, expand our NOI margin, and create value for all of UDR's stakeholders.

UDR's Value Proposition

UDR has evolved over time, but our primary core strategic objective has remained consistent: to generate robust relative TSR while appropriately managing risk and engaging in activities that improve our corporate citizenry. The Company has established itself as a full-cycle investment with a differentiated platform and durable and repeatable competitive advantages, including:

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[4] Earn-in is defined as the level of year-over-year same-store revenue growth that the Company would expect to achieve solely from the embedded growth based on leases signed in the prior year and holding all other variables constant.

- Innovation across operations and market selection.
    - Operations: Our shift to a resident self-service model in 2018 with a focus on an improved customer experience has resulted in NOI margin expansion, constrained expense growth, and incremental revenue opportunities. We have already captured or identified $60 million of additional NOI, and we expect further innovation will generate additional upside going forward.

    - Market Selection: We have created robust predictive analytics and qualitative analysis tools that help identify investment and divestment opportunities among markets and submarkets. From this, our teams headed by Harry Alcock, Andrew Cantor, Dan Campbell, Bob McCullough, and Andrew Lavaux are able to create value through myriad options such as acquisitions, development, and redevelopment.

- Repeatable investment upside. Beyond identifying preferred markets for capital allocation, our industry-leading operating platform serves as a durable competitive advantage to boost yields. For example, in the years leading up to 2022, we enjoyed favorable capital markets conditions with an attractive cost of capital. We, more than any of our direct apartment peers, acted on the opportunity to grow our business by acquiring approximately $4 billion of multifamily communities since 2019. From this pool, we have generated 50 basis points of additional yield expansion above what market rent growth would suggest, thereby delivering 10% to 15% of incremental NOI, 2.5% in additional run-rate earnings growth, and creating approximately $400 million of value for stakeholders.

This combination has driven short-term accretion as well as long-term value creation, as evidenced by:

- Same-store NOI outperformance. UDR has achieved an incremental 50 basis points of annual same-store NOI growth relative to the apartment peer average over the past 10 years.

- Long-term TSR outperformance. Our rolling three-year annualized TSR has outperformed the NAREIT Equity Index 67% of the time over the last 10 years and 80% of the time over the last 5 years.

Joe Fisher, Abe Claude, and their team has strengthened our balance sheet over the last five years, and we are in a position to invest in and focus on additional innovation opportunities that reinforce our enduring, scalable, and hard-to-replicate competitive advantages versus apartment peers. We believe this will result in outsized FFOA per share growth that should drive equity multiple expansion and long-term TSR outperformance.

Continuous Innovation
UDR's history of outperforming the apartment peer group average on same-store NOI growth is largely a result of our acute focus on operating excellence. In addition to introducing various income initiatives, over the past four years we have invested in various technologies to implement a resident self-service business model that empowered our customers to meet their needs on their terms and on their time. This approach has worked well for leading companies across a variety of forward-thinking industries, but by pioneering this approach in the multifamily industry we have:

- Rationalized our controllable expenses, thereby generating approximately $20 million in additional run-rate NOI, with an expectation of capturing an additional $5 to $10 million in 2023;

- Created tools and processes to drive higher leasing traffic, constrain vacant days, improve our pricing model to incorporate real-time demand, and provide enhanced customer service; and

- Expanded our controllable NOI margin advantage to 300 basis points versus comparable apartment companies with similar rents.

Our next phase of innovation centers on what we call the Customer Experience Project, which focuses on improving our residents' UDR experience. Our goal is to identify critical points throughout the lifecycle of a resident and change a potential negative outcome to a positive outcome. We plan to leverage the immense amount of resident feedback and market knowledge we collect to create advanced, proprietary, dashboards that will allow us to operationalize specific actions depending on the type of feedback we receive. This could range from delivering a seamless and streamlined move-in process to more active communication and detailed timelines on when services requests are handled, thereby creating a "concierge" experience for each resident.

While currently in early stages of implementation, we believe focusing on the resident experience and improving their satisfaction will prove to be a powerful tool that (1) reduces frictional costs and vacancy through lower turnover, (2) enhances the appeal of living at a UDR community, thereby boosting demand, (3) further improves the pricing of our apartment homes due to lower availability, and (4) allows UDR to sell more amenities and services to our residents.

I would like to thank Mike Lacy, Matt Cozad, Chris Johnson, Kristen Nicholson, Scott Wesson, Josh Gampp, Jacob Wesson, their teams at corporate, and the associates at our communities for advancing our culture of innovation that yields benefits to our associates, residents, and stakeholders.

UDR's Culture
Our industry-leading innovation and enduring competitive advantages stem primarily from our culture that encourages collaboration and engagement, provides empowerment, and rewards forward thinking. To cultivate such a culture, we consistently engage with all associates through surveys, all-associate calls with Senior Management, and other tools to better understand what is working, where we can improve, and how we can best foster personal and professional growth.

I am happy to say that our dialogue with associates reflects strong employee engagement; UDR's engagement and enablement scores are well above the norm for "High Performing Companies" as determined by the third party that conducts our surveys. Specifically, 94% of associates felt a strong sense of culture and 90% of associates felt those with diverse backgrounds can succeed at UDR.

However, there is always room for improvement. As a direct result of associate engagement and feedback, UDR created new benefits and programs to better meet associate needs. These include:

- A partnership with the Colorado Diversity Council to strengthen our equitable hiring process.

- The application of a new data tool that improves our associate compensation analysis to provide timely and insightful data and inform leadership decisions.

- A more streamlined and enhanced training platform and a new bespoke career mobility program that were introduced to associates in 2022.

- Additional benefits such as a Roth 401(k) to help boost our associates' long-term savings as well as a Lifestyle Spending Account that provides associates with $1,000 annually for use on a wide variety of personal needs.

A motivated and engaged workforce is the foundation for a successful business, and our results and actions speak for themselves: UDR has a strong culture that empowers associates to drive further innovation that will benefit our stakeholders for years to come.

ESG Leadership

Innovation is not confined to our operating results, as it also applies to corporate citizenry. As outlined in our annual ESG Reports, we have established a robust framework illustrating our commitment to being a leader in the environmental, social, and governance space. I am proud to say that through our collective efforts, in 2022 UDR:

- Scored an 87 in the annual GRESB survey, a 1-point improvement versus the 2021 survey, placing UDR in the top-5% of all U.S. residential companies and resulting in UDR achieving a 5 Star designation, the highest ESG rating possible.

- Published our fourth annual ESG Report which included updated ESG targets, goals, and successes. Highlights include the following:

  o For "E", we committed $20 million to Climate Technology and Sustainability Funds and served as a co-lead investor in the first closing of the new ESG innovation-focused "Housing Impact Fund." We expect these investments to aid in our achievement of long-term targets for reduced energy consumption, water consumption, and carbon emissions.

  o For "S", we formed a Human Resources Committee to further integrate human capital and sustainability into our business strategy.

  o For "G", we maintained a robust framework of engagement across a variety of stakeholder groups and incorporated specific ESG and diversity, equity, and inclusion ("DEI") criteria into short-term incentive compensation metrics for UDR's Senior Management team to ensure accountability for important initiatives.

This is only a subset of the accomplishments we achieved in the past year, and I encourage you to visit our ESG website and to access our latest ESG Report for additional information.

Looking ahead, we will continue our high level of engagement with stakeholders to better understand the ESG matters they view as most critical so we can advance our goals while generating strong returns. UDR remains committed to improving our reporting and transparency, and we have utilized the feedback we have received in tandem with an understanding of where opportunities lie in our portfolio to develop a longer-term "E" strategy that adheres to science-based targets to establish Scope 1 + 2 and Scope 3 emissions reduction targets.

A special thank you goes out to Matt Cozad, Chris Van Ens, Nathan Johnson, Stephanie Snoich, Ken Balcerzak, their teams at corporate, and our teams in the field for pushing our ESG efforts forward.

<u>Reflection</u>

2022 was a banner year for growth, and our accomplishments have laid the foundation for continued success as UDR's operating and capital allocation competitive advantages continue to expand our NOI margin and grow cash flow. Additionally, apartment fundamentals remain favorable and relative affordability versus single-family housing remains distinctly in our favor.

We are aware of the wide range of economic scenarios that could play out in 2023, but we built UDR to perform in any environment based on what we can control. Our strategy starts with diversification, which affords both risk mitigation and the ability to allocate capital across a variety of markets and investment opportunities that generate the highest risk-adjusted returns. Our Board remains highly engaged as we evolve our strategy and adjust our tactics, and on behalf of the Senior Management team I thank our Board members for their commitment, wisdom, and insight.

Finally, thank you to all my fellow UDR associates for your unwavering commitment to innovation and compassion for our residents. You are the heartbeat of UDR and your dedication and hard work position the Company for success. 2022 was an excellent year, and I look forward to seeing how our innovation will propel UDR further in the years to come.

Best,



Thomas W. Toomey
Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 1-10524

UDR, Inc.

(Exact name of registrant as specified in its charter)

Maryland	**54-0857512**
(State or other jurisdiction of	*(I.R.S. Employer*
incorporation or organization)	*Identification No.)*

1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129
(Address of principal executive offices) (zip code)
Registrant's telephone number, including area code: (720) 283-6120
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	UDR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large Accelerated Filer ☑	Accelerated Filer ☐	Non-Accelerated Filer ☐	Smaller Reporting Company ☐
			Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the shares of common stock of UDR, Inc. held by non-affiliates on June 30, 2022 was approximately $6.0 billion. This calculation excludes shares of common stock held by the registrant's officers and directors and each person known by the registrant to beneficially own more than 5% of the registrant's outstanding shares, as such persons may be deemed to be affiliates. This determination of affiliate status should not be deemed conclusive for any other purpose. As of February 8, 2023, there were 329,165,608 shares of UDR, Inc.'s common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Report, to the extent not set forth herein, is incorporated by reference from UDR, Inc.'s definitive proxy statement for the 2023 Annual Meeting of Stockholders.

TABLE OF CONTENTS

PART I

Unless the context otherwise requires, all references in this Report to "UDR," the "Company," "we," "our" and "us" refer to UDR, Inc., together with its consolidated subsidiaries, including United Dominion Realty, L.P. (the "Operating Partnership" or the "OP") and UDR Lighthouse DownREIT L.P. (the "DownREIT Partnership").

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements concerning property acquisitions and dispositions, development activity and capital expenditures, capital raising activities, rent growth, occupancy, rental expense growth and expected or potential impacts of the novel coronavirus disease ("COVID-19") pandemic. Words such as "expects," "anticipates," "intends," "plans," "likely," "will," "believes," "seeks," "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the results of operations or plans expressed or implied by such forward-looking statements.

The following factors, among others, could cause our future results to differ materially from those expressed in the forward-looking statements:

- general market and economic conditions;

- the impact of inflation/deflation;

- unfavorable changes in apartment market and economic conditions that could adversely affect occupancy levels and rental rates, including as a result of COVID-19;

- the failure of acquisitions, developments or redevelopments to achieve anticipated results;

- possible difficulty in selling apartment communities;

- competitive factors that may limit our ability to lease apartment homes or increase or maintain rents;

- insufficient cash flow that could affect our debt financing and create refinancing risk;

- failure to generate sufficient revenue, which could impair our debt service payments and distributions to stockholders;

- development and construction risks that may impact our profitability;

- potential damage from natural disasters, including hurricanes and other weather-related events, which could result in substantial costs to us;

- risks from climate change that impacts our properties or operations;

- risks from extraordinary losses for which we may not have insurance or adequate reserves;

- risks from cybersecurity breaches of our information technology systems and the information technology systems of our third party vendors and other third parties;

- the availability of capital and the stability of the capital markets;

- changes in job growth, home affordability and the demand/supply ratio for multifamily housing;

- the failure of automation or technology to help grow net operating income;

- uninsured losses due to insurance deductibles, self-insurance retention, uninsured claims or casualties, or losses in excess of applicable coverage;

- delays in completing developments and lease-ups on schedule or at expected rent and occupancy levels;

- our failure to succeed in new markets;

- risks that third parties who have an interest in or are otherwise involved in projects in which we have an interest, including mezzanine borrowers, joint venture partners or other investors, do not perform as expected;

- changing interest rates, which could increase interest costs and affect the market price of our securities;

- potential liability for environmental contamination, which could result in substantial costs to us;

- the imposition of federal taxes if we fail to qualify as a REIT under the Code in any taxable year;

- our internal control over financial reporting may not be considered effective which could result in a loss of investor confidence in our financial reports, and in turn have an adverse effect on our stock price; and

- changes in real estate laws, tax laws, rent control or stabilization laws or other laws affecting our business.

A discussion of these and other factors affecting our business and prospects is set forth in Part I, Item 1A. *Risk Factors*. We encourage investors to review these risk factors.

Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore such statements included in this Report may not prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that the results or conditions described in such statements or our objectives and plans will be achieved.

Forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Report, and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required by law.

Summary of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. These risks are discussed more fully in Item 1A. Risk Factors herein. These risks include, but are not limited to, the following:

- Unfavorable Apartment Market and Economic Conditions Could Adversely Affect Occupancy Levels, Rental Revenues and the Value of Our Real Estate Assets.

- The Geographic Concentration of Our Communities in Certain Markets Could Have an Adverse Effect on Our Operations if a Particular Market is Adversely Impacted by Economic or Other Conditions.

- We May Be Unable to Renew Leases or Relet Apartment Units as Leases Expire, or the Terms of Renewals or New Leases May Be Less Favorable Than Current Leases.

- Competition Could Limit Our Ability to Lease Apartment Homes or Increase or Maintain Rents.

- We May Not Realize the Anticipated Benefits of Past or Future Acquisitions, and the Failure to Integrate Acquired Communities and New Personnel Successfully Could Create Inefficiencies.

- Competition Could Adversely Affect Our Ability to Acquire Properties.

- Development and Construction Risks Could Impact Our Profitability.

- An Epidemic, Pandemic or Other Health Crisis, Including the Ongoing COVID-19 Pandemic, and Measures Intended to Prevent the Spread of Such an Event Could Have a Material Adverse Effect on our Business, Results of Operations, Cash Flows and Financial Condition.

- Bankruptcy or Defaults of Our Counterparties Could Adversely Affect Our Performance.

- We Could Incur Significant Insurance Costs and Some Potential Losses May Not Be Adequately Covered by Insurance.

- The Adoption of, or Changes to, Rent Control, Rent Stabilization, Eviction, Tenants' Rights and Similar Laws and Regulations in Our Markets Could Have an Adverse Effect on Our Results of Operations and Property Values.

- A Breach of Information Technology Systems On Which We Rely Could Materially and Adversely Impact Our Business, Financial Condition, Results of Operations and Reputation.

- Changing Interest Rates Could Increase Interest Costs and Adversely Affect Our Cash Flows and the Market Price of Our Securities.

- Insufficient Cash Flow Could Affect Our Debt Financing and Create Refinancing Risk.

- Failure to Generate Sufficient Income Could Impair Debt Service Payments and Distributions to Stockholders.

- Failure To Maintain Our Current Credit Ratings Could Adversely Affect Our Cost of Funds, Related Margins, Liquidity, and Access to Capital Markets.

- Disruptions in Financial Markets May Adversely Impact the Availability and Cost of Credit and Have Other Adverse Effects on Us and the Market Price of Our Stock.

- We Would Incur Adverse Tax Consequences if We Failed to Qualify as a REIT.

- Changes in Market Conditions and Volatility of Stock Prices Could Adversely Affect the Market Price of Our Common Stock.

- We May Change the Dividend Policy for Our Common Stock in the Future.

- Limitations on Share Ownership and Limitations on the Ability of Our Stockholders to Effect a Change in Control of Our Company Restrict the Transferability of Our Stock and May Prevent Takeovers That are Beneficial to Our Stockholders.

Item 1. BUSINESS

General

UDR is a self-administered real estate investment trust, or REIT, that owns, operates, acquires, renovates, develops, redevelops, disposes of, and manages multifamily apartment communities in targeted markets located in the United States. At December 31, 2022, our consolidated real estate portfolio consisted of 165 communities located in 21 markets, consisting of 54,999 completed apartment homes, which are held directly or through our subsidiaries, including the Operating Partnership and the DownREIT Partnership, and consolidated joint ventures. In addition, we have an ownership interest in 9,099 completed or to-be-completed apartment homes through unconsolidated joint ventures or partnerships, including 6,262 apartment homes owned by entities in which we hold preferred equity investments. At December 31, 2022, the Company was developing three wholly-owned communities totaling 715 homes, of which 161 have been completed.

UDR has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, which we refer to in this Report as the "Code." To continue to qualify as a REIT, we must continue to meet certain tests which, among other things, generally require that our assets consist primarily of real estate assets, our income be derived primarily from real estate assets, and that we distribute at least 90% of our REIT taxable income (other than our net capital gains) to our stockholders annually. As a REIT, we generally will not be subject to U.S. federal income taxes at the corporate level on our net income to the extent we distribute such net income to our stockholders annually. In 2022, we declared total distributions of $1.52 per common share and paid dividends of $1.5025 per common share.

	Dividends Declared in 2022	Dividends Paid in 2022
First Quarter	$ 0.3800	$ 0.3625
Second Quarter	0.3800	0.3800
Third Quarter	0.3800	0.3800
Fourth Quarter	0.3800	0.3800
Total	$ 1.5200	$ 1.5025

UDR was formed in 1972 as a Virginia corporation. In June 2003, we changed our state of incorporation from Virginia to Maryland. Our corporate offices are located at 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado and our telephone number is (720) 283-6120. Our website is *www.udr.com*. The information contained on our website, including any information referred to in this Report as being available on our website, is not a part of or incorporated into this Report.

As of December 31, 2022, there were 186.1 million units in the Operating Partnership ("OP Units") outstanding, of which 176.3 million OP Units (including 0.1 million of general partnership units), or 94.7%, were owned by UDR and 9.8 million OP Units, or 5.3%, were owned by outside limited partners. As of December 31, 2022, there were 32.4 million units in the DownREIT Partnership ("DownREIT Units") outstanding, of which 21.1 million, or 65.1%, were owned by UDR and its subsidiaries and 11.3 million, or 34.9%, were owned by outside limited partners. The consolidated financial statements of UDR include the noncontrolling interests of the unitholders in the Operating Partnership and DownREIT Partnership.

Human Capital Management

As of February 8, 2023, we had 1,317 full-time associates and 9 part-time associates, all of whom were employed by UDR. Of such number 916 associates are employed in roles that are located at or that are solely related to our communities and the remainder are employed in corporate roles. Recruiting and retaining our associates, as well as assisting them in their professional development, are critically important in successfully managing our business. UDR's culture is one based on innovation, inclusion, empowerment, adaptability, and execution, and understanding and maintaining our culture is fundamental to recruiting and retaining associates. To that end, in 2020 we updated our culture statement and launched an associate facing culture website to ensure that our associates understand our culture and have an opportunity to participate in its evolution.

Associate Compensation

Attracting, developing, and retaining high-quality and diverse associates are critical to the long-term success of our Company. Implementing fair, non-biased compensation practices is our starting point. We also use various recruiting methods depending on job function, including an associate referral program, internet-based recruiting platforms, and third-party recruiting agencies. With respect to compensation, we utilize market surveys and other third-party information when determining salary ranges, and we design our compensation programs to include bonus potential to incentivize performance. In addition, we evaluate gender- and diversity-based job-title-specific compensation metrics quarterly to actively monitor pay equity, identify areas for improvement and as part of the Company's evolving long-term Environmental, Social, and Governance ("ESG") and People Strategy. These results are provided annually to our Board of Directors.

In 2022, we implemented the CompAnalyst Enterprise solution, a compensation tool that assists us in identifying any changes in market pay and pay equity gaps, and helps us assess potential flight risks. Implementing this tool should help the Company in retaining quality associates and forecasting budgets. Results of this analysis will be incorporated into our annual communication to executive leadership and the Board of Directors.

Associate Growth and Development

We believe that training is important to our associates' job satisfaction, is essential to furthering their effectiveness, and helps in career advancement and associate retention, helping us to create a more efficient workforce. Accordingly, we offer a wide variety of training opportunities. In addition to training designed to address regulatory and statutory matters (e.g., harassment, cybersecurity, fair housing, etc.), associates have the option of participating in management development through our Certified Manager and the Level Up! Career Mobility Programs. These programs are designed to enable our associates to acquire skills that will be useful to them as they progress in their career. In total, there are over 5,000 courses available to our associates. Examples of program topics include: leasing skills, basic property maintenance, customer service, project management, and system applications. In aggregate, our associates engaged in 16,267 hours of training in 2022, or an average of 13 hours per associate. In addition, we enhanced our controls around required training to ensure that associates complete these courses in a timely manner. As of our 2022 year-end measurement, 97% of associates completed annual technology IT security training, 98% of associates completed fair housing training, 98% of associates completed annual harassment training, 98% of associates completed diversity and inclusion training, and 98% of associates completed our annual business ethics training.

Certifications are important in the apartment business, and we encourage our associates to become professionally certified in areas that interest them and are beneficial to the Company. Certifications range from master's degree programs to certified property manager programs, to technical licenses for HVAC systems, all of which equip our associates with knowledge and the potential for career-expansion opportunities. UDR offers partial tuition reimbursement related to attaining these certifications.

Each UDR associate is required to engage in an annual performance review with their direct supervisor. Among other things, the performance review establishes the associate's training plans for the upcoming year and provides feedback on career development for each associate.

In addition, we monitor associate turnover and take action when issues are identified if appropriate.

Diversity and Inclusion

We are committed to creating and maintaining a diverse and inclusive workplace environment that supports the development and advancement of all associates.

As of December 31, 2022, our total workforce is 60% male and 40% female. The ethnicity of our workforce is 55% White, 26% Hispanic/Latino, 12% Black, 2% Asian and 5% Other. "Other" includes: American Indian, Alaska Native, Native Hawaiian, Pacific Islander, Not Specified or two or more races.

As of December 31, 2022, our management team (associates with the title of community director or director and higher job classifications) is 57% male and 43% female. The ethnicity of our management team is 61% White and 39% non-White.

Over the three-year period ending December 31, 2022, 582 associates were promoted. Of the associates that were promoted to the positions of community director, director, or a higher job classification during the period, 59% were female and 33% were non-White.

Associate Engagement and Outreach

We conduct an associate engagement survey every two to three years, which surveys all associates on a variety of issues. The results of our 2021 survey showed that 94% of associates feel that they can build relationships with colleagues, 89% of associates feel that they are treated fairly and 87% of associates feel that they can succeed and thrive at work.

We believe that our associates should also be involved in their communities and that we should assist with those efforts. In 2022, UDR provided 1,072 hours of paid time off for our associates to be used for volunteer work with more than 20+ local organizations that make a difference in the communities in which we operate. UDR provides paid time off during specified, Company-wide volunteer days in 2022 and our associates responded with a 179% year-over-year increase in volunteer hours. While the COVID-19 pandemic negatively affected the program in 2020, we were able to re-implement it on a limited basis in 2021 and fully re-implement it in 2022.

Employee Health, Wellness and Safety

The health, wellness, and safety of our associates is of utmost importance to UDR to maintain our inclusive culture and ensure our associates are engaged. We publish a monthly Wellness Newsletter for our associates as part of our UDR Wellness Initiative. The Wellness Newsletters cover multiple topics, including preventative care, fitness and heart health, managing anxiety, mental health, fatigue, healthy eating habits, and provide an avenue for associates to access the CDC's updates and recommendations related to COVID-19 and other illnesses. We have developed a number of integrated programs to help ensure the health, wellness and safety of our associates.

In early 2021, we rolled out access to a confidential on-demand behavioral health support mobile application, providing associates 24/7 access to a care team comprised of coaches and mental health professionals through text-based chats and self-guided activities at no cost to the associate. The program was enhanced in 2022 to provide access to three additional free confidential visits (six total) with a counselor.

In early 2022, associates were invited to participate in a third-party benefits survey. This survey yielded that 72% of associates who responded believe that UDR offers benefits that meet their needs. Utilizing feedback from this survey, as well as additional sources, including our most recent associate engagement survey, UDR introduced the Lifestyle Spending Account and Roth 401(k) retirement plan in 2022. The Lifestyle Spending Account was established for all full-time UDR associates, totals $1,000 per associate annually, and provides our associates with the flexibility to choose among a list of health, wellness, and lifestyle categories to which to apply the $1,000, including mental, physical, financial, or emotional health, family support, professional development, student loan repayment and more. Starting in the fall of 2022, we also introduced a Roth 401(k) plan that is available to all UDR associates. By adding this benefit option, our associates have the choice to invest their money for retirement on a pre- or post-tax basis.

We also provide all associates with the opportunity to participate in a wide set of other employee benefits, including health, dental and vision insurance coverage.

Reporting Segments

We report in two segments: *Same-Store Communities* and *Non-Mature Communities/Other*.

Our S*ame-Store Communities* segment represents those communities acquired, developed, and stabilized prior to January 1, 2021, and held as of December 31, 2022. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, there is no plan to conduct substantial redevelopment activities, and the communities are not classified as held for disposition at year end. A community is considered to have stabilized occupancy once it achieves 90% occupancy for at least three consecutive months.

Our *Non-Mature Communities/Other* segment represents those communities that do not meet the criteria to be included in *Same-Store Communities,* including, but not limited to, recently acquired, developed and redeveloped communities, and the non-apartment components of mixed use properties. For additional information regarding our operating segments, see Note 16, *Reportable Segments*, in the Notes to the UDR Consolidated Financial Statements included in this Report.

Business Objectives

Our principal business objective is to maximize the economic returns of our apartment communities to provide our stockholders with the greatest possible total return and value. To achieve this objective, we intend to continue to pursue the following goals and strategies:

- own and operate a diversified portfolio of apartments in targeted markets in the United States, which are characterized by strong total income growth, high working age population growth, relatively robust rental versus single-family home affordability and measured new supply growth, thus enhancing stability and predictability of returns to our stockholders;

- manage real estate cycles by taking an opportunistic approach to buying, selling, renovating, redeveloping, and developing apartment communities;

- empower site associates to manage our communities efficiently and effectively;

- measure and reward associates based on specific performance targets; and

- manage our capital structure to provide a low relative cost of capital to enhance profitability and predictability of liquidity, earnings and dividends.

2022 Highlights

Commitment to Shareholders

- In July 2022, the Company marked its 50th year as a REIT and, in October 2022, paid its 200th consecutive quarterly dividend. The Company's annualized declared 2022 dividend of $1.52 represented a 4.8% increase over the previous year.

Property Operations

- Net income attributable to common stockholders was $82.5 million as compared to $145.8 million in the prior year. The decrease was primarily driven by lower gains from dispositions of real estate, higher depreciation expense due to communities acquired in 2022 and 2021, and lower investment income from unconsolidated entities primarily due to unrealized losses from SmartRent, Inc. ("SmartRent"), a portfolio investment of an unconsolidated fund, and lower interest income and other income/(expense) primarily due to unrealized losses from our direct investment in SmartRent, partially offset by higher total net operating income ("NOI") and lower interest expense primarily due to lower debt extinguishment costs, partially offset by higher interest rates.

- Total revenues increased 17.6% over the prior year primarily due to overall market rent growth and communities acquired during 2022 and 2021.

- We achieved Same-Store revenue growth of 11.1% and Same-Store NOI growth of 13.5%.

Investing and Developments

- We acquired three to-be-developed parcels of land located in Fort Lauderdale, Florida, Riverside, California, and Dallas, Texas, for approximately $135.2 million.

- We acquired one operating community in Danvers, Massachusetts for approximately $207.5 million.

- We commenced the development of two communities located in Addison, Texas, and Tampa, Florida, with a total of 415 apartment homes.

- We recognized a gain of $25.5 million from the sale of one operating community located in Orange County, California.

- We committed to invest $60.0 million in real estate technology investments, of which $16.4 million was funded.

- We contributed $129.8 million to three new investments under our Developer Capital Program, which earn preferred returns ranging between 8.0% and 8.25%.

- Our preferred investment in one Developer Capital Program investment was fully repaid for approximately $73.0 million, net of associated costs, in connection with the sale of the operating community.

- We entered into two secured mezzanine loans, both of which have an 11.0% interest rate, with unaffiliated third party developers of apartment home communities under construction, with a total aggregate commitment of $84.1 million, of which $23.1 million was funded during 2022.

Balance Sheet

- We amended our Revolving Credit Facility, Term Loan, and Working Capital Credit Facility to change the interest rate benchmark from LIBOR to SOFR.

- We settled 11.4 million shares of common stock under forward sales agreements as part of our ATM program and previously announced forward sales agreements for net proceeds of approximately $629.6 million.

- We repurchased 1.2 million shares of common stock for approximately $49.0 million.

ESG Report

We have published our 2022 ESG Report on our website, which discloses our environmental and social programs and performance. The report's ESG disclosures were, to the extent applicable, prepared in accordance with the Global Reporting Initiative (GRI) Standards (core), the Sustainability Accounting Standards Board (SASB) standards, and the Task Force for Climate-related Financial Disclosure (TCFD) framework.

Refer to Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations,* for further information on the Company's activities in 2022.

Our Strategic Vision

Our strategic vision is to be the multifamily public REIT of choice. We intend to realize this vision by executing on our strategic objectives, which are:

1. Maintaining a Diversified Portfolio and Allocating Capital to Accretive Investment Opportunities
2. Maintaining a Strong Balance Sheet
3. Consistently Driving Operating Excellence
4. Advancing a Strong Corporate Culture and Ensuring High Resident Satisfaction

Maintaining a Diversified Portfolio and Allocating Capital to Accretive Investment Opportunities

We believe greater portfolio diversification, as defined by geographic concentration, location within a market (i.e., urban or suburban) and property quality (i.e., A or B), reduces the volatility of our same-store growth throughout the real estate cycle, appeals to a wider renter and investor audience and lessens the market risk associated with owning a homogenous portfolio. Diversified characteristics of our portfolio include:

- our consolidated apartment portfolio includes 165 communities located in 21 markets throughout the U.S., including both coastal and sunbelt locations;

- our communities that are located proximate to each other within a market provide enhanced economics; and

- our mix of urban/suburban communities is approximately 31%/69% and our mix of A/B quality properties is approximately 43%/57%.

We are focused on increasing our presence in markets with favorable job formation, high propensity to rent, low single-family home affordability, and a favorable demand/supply ratio for multifamily housing. Portfolio investment decisions consider internal analyses and third-party research.

Acquisitions and Dispositions

When evaluating potential acquisitions, we consider a wide variety of factors, including:

- high working age population growth, relatively robust rental versus single-family home affordability, measured new supply growth, overall potential for strong total income growth;

- the tax and regulatory environment of the market in which the property is located;

- geographic location, including proximity to jobs, entertainment, transportation, and our existing communities which can deliver significant economies of scale;

- our climate assessments for the market and sub-market in which the property is located;

- construction quality, condition and design of the property;

- current and projected cash flow of the property and the ability to increase cash flow;

- ability of the property's projected returns to exceed our cost of capital;

- potential for capital appreciation of the property;

- ability to increase the value and profitability of the property through operations and redevelopment;

- terms of resident leases, including the potential for rent increases;

- occupancy and demand by residents for properties of a similar type in the vicinity;

- prospects for liquidity through sale, financing or refinancing of the property; and

- competition from existing multifamily communities and the potential for the construction of new multifamily properties in the area.

We regularly monitor our assets to increase the quality and performance of our portfolio. Factors we consider in deciding whether to dispose of a property include:

- whether it is in a market targeted for divestment or a reduction in investment;

- current market price for an asset compared to projected economics for that asset;

- potential increases in new construction in the market area;

- areas with low job growth prospects;

- near- and long-term capital expenditure needs for the asset; and

- operating efficiencies.

The following table summarizes our apartment community acquisitions and dispositions and our consolidated year-end ownership position for the past five years (*dollars in thousands*):

	2022	2021	2020	2019	2018
Homes acquired	433	5,426	1,642	7,079	—
Homes disposed	90	651	599	—	868
Homes owned at December 31,	54,999	53,229	48,283	47,010	39,931
Total real estate owned, at cost	$ 15,570,072	$ 14,740,803	$ 13,071,472	$ 12,602,101	$ 10,196,159

Development Activities

Our objective in developing a community is to create value while improving the quality of our portfolio. How demographic trends, economic drivers, and multifamily fundamentals and valuations have trended over the long-term and our portfolio strategy generally govern our review process on where and when to allocate development capital. At December 31, 2022, the Company was developing three wholly-owned communities located in Washington, D.C., Addison, Texas, and Tampa, Florida, totaling 715 homes, of which 161 have been completed, with a budget of $332.5 million, in which we have an investment of $190.1 million. The communities are estimated to be completed between the first quarter of 2023 and the second quarter of 2024.

Redevelopment Activities

Our objective in redeveloping a community is twofold: we aim to grow rental rates while also producing a higher yielding and more valuable asset through asset quality improvement. During the year ended December 31, 2022, we incurred $84.0 million in major renovations, which included major structural changes and/or architectural revisions to existing buildings. As of December 31, 2022, the Company had no communities at which it was conducting substantial redevelopment activities.

Joint Venture and Partnership Activities

We have entered into, and may continue in the future to enter into, joint ventures (including limited liability companies or partnerships) through which we own an indirect economic interest of less than 100% of the community or communities owned directly by such joint ventures. Our decision to either hold an apartment community in fee simple or have an indirect interest in the community through a joint venture is based on a variety of factors and considerations, including: (i) the economic and tax terms required by the seller of land or a community; (ii) our desire to diversify our portfolio of communities by market, submarket and product type; (iii) our desire at times to preserve our capital resources to maintain liquidity or balance sheet strength; and (iv) our projections, in some circumstances, that we will achieve higher returns on our invested capital or reduce our risk if a joint venture vehicle is used. Each joint venture agreement is individually negotiated, and our ability to operate and/or dispose of a community in our sole discretion may be limited to varying degrees depending on the terms of the joint venture agreement.

Maintaining a Strong Balance Sheet

We maintain a capital structure that we believe allows us to proactively source potential investment opportunities in the marketplace. We have structured our debt maturity schedule to be able to opportunistically access both secured and unsecured debt markets when appropriate.

As part of our plan to finance our activities, we utilize proceeds from debt and equity offerings and refinancings to extend maturities, pay down existing debt, fund development and redevelopment activities, and acquire apartment communities.

Consistently Driving Operational Excellence

Investment in new technologies continues to drive operating efficiencies in our business and help us to better meet the changing needs of our business and our residents. Our residents can conduct business with us 24 hours a day, 7 days a week and complete online leasing applications and renewals throughout our portfolio using our web-based resident internet portal or, increasingly, a smart-device application.

As a result of transforming our operations through technology, residents' satisfaction has improved, and our operating teams have become more efficient. Web-based technologies have also resulted in declining marketing and advertising costs, improved cash management, and better pricing management of our available apartment homes.

Advancing a Strong Corporate Culture and Ensuring High Resident Satisfaction

Refer to *Human Capital Management* section above*,* for further information on the Company's corporate culture.

Competitive Conditions

Competition for new residents is generally intense across our markets. Some competing communities offer amenities that our communities do not have. Competing communities can use rental concessions or lower rents to obtain temporary competitive advantages. Also, some competing communities are larger or newer than our communities. The competitive position of each community is different depending upon many factors, including sub-market supply and demand. In addition, other real estate investors compete with us to acquire existing properties, redevelop existing properties, and to develop new properties. These competitors include insurance companies, pension and investment funds, public and private real estate companies, investment companies and other public and private apartment REITs, some of which may have greater resources, or lower capital costs, than we do.

We believe that, in general, we are well-positioned to compete effectively for residents and investments. We believe our competitive advantages include:

- a fully integrated organization with property management, development, redevelopment, acquisition, marketing, sales and financing expertise;

- scalable operating and support systems, which include automated systems to meet the changing needs of our residents and to effectively focus on our internet-based marketing efforts;

- access to sources of capital;

- geographic diversification with a presence in 21 markets across the country; and

- significant presence in many of our major markets that allows us to be a local operating expert.

Moving forward, we will continue to optimize lease management, improve expense control, increase resident retention efforts and align employee incentive plans with metrics that impact our bottom-line performance. We believe this plan of operation, coupled with the portfolio's strengths in targeting renters across a geographically diverse platform, should position us for continued operational upside.

Communities

At December 31, 2022, our consolidated real estate portfolio included 165 communities with a total of 54,999 completed apartment homes. The overall quality of our portfolio generally enables us to raise rents and to attract residents with higher levels of disposable income who are more likely to absorb such rents.

At December 31, 2022, the Company was developing three wholly-owned communities located in Washington, D.C., Addison, Texas, and Tampa, Florida, totaling 715 homes, of which 161 have been completed, with a budget of $332.5 million, in which we have an investment of $190.1 million. The communities are estimated to be completed between the first quarter of 2023 and the second quarter of 2024.

At December 31, 2022, the Company had no communities at which it was conducting substantial redevelopment activities.

Same-Store Community Comparison

We believe that one pertinent quantitative measurement of the performance of our portfolio is tracking the results of our *Same-Store Communities'* NOI, which is total rental revenue, less rental and other operating expenses excluding property management. Our *Same-Store Community* population is comprised of operating communities which we own and have stabilized occupancy, revenues and expenses as of the beginning of the prior year.

Net income attributable to common stockholders was $82.5 million as compared to $145.8 million in the prior year. The decrease was primarily driven by lower gains from dispositions of real estate, higher depreciation expense due to communities acquired in 2022 and 2021, lower investment income from unconsolidated entities primarily due to unrealized losses from SmartRent, a portfolio investment of an unconsolidated fund, and lower interest income and other income/(expense) primarily due to unrealized losses from our direct investment in SmartRent, partially offset by higher total NOI and lower interest expense.

For the year ended December 31, 2022, our Same-Store NOI increased by $111.2 million compared to the prior year. Our *Same-Store Community* properties provided 89.7% of our total NOI for the year ended December 31, 2022. The increase in NOI for the 47,360 Same-Store apartment homes, or 86.1% of our portfolio, was primarily driven by an increase in market rental rates, lower rent concessions, and an increase in reimbursement, ancillary and fee income, partially offset by higher repair and maintenance expense, insurance expense, utility expense, and real estate tax expense.

Revenue growth in 2023 may be impacted by adverse developments affecting the general economy, inclusive of economic conditions as a result of a recession, reduced occupancy rates, increased rental concessions, new supply, increased bad debt and other factors which may adversely impact our ability to increase rents.

Tax Matters

UDR has elected to be taxed as a REIT under the Code. To continue to qualify as a REIT, UDR must continue to meet certain tests that, among other things, generally require that our assets consist primarily of real estate assets, our income be derived primarily from real estate assets, and that we distribute at least 90% of our REIT taxable income (other than net capital gains) to our stockholders annually. Provided we maintain our qualification as a REIT, we generally will not be subject to U.S. federal income taxes at the corporate level on our net income to the extent such net income is distributed to our stockholders annually. Even if we continue to qualify as a REIT, we will continue to be subject to certain federal, state and local taxes on our income and property.

We may utilize our taxable REIT subsidiary ("TRS") to engage in activities that REITs may be prohibited from performing, including the provision of management and other services to third parties and the conduct of certain nonqualifying real estate transactions. Our TRS generally is taxable as a regular corporation, and therefore, subject to federal, state and local income taxes.

Inflation

Inflation primarily impacts our results of operations as a result of wage pressures and increases in utilities and repair and maintenance costs. In addition, inflation could also impact our general and administrative expenses, the interest on our debt if variable or refinanced in a high-inflationary environment, our cost of capital, and our cost of development, redevelopment, maintenance or other operating activities. However, the majority of our apartment leases have initial terms of 12 months or less, which generally enables us to compensate for inflationary effects by increasing rents on our apartment homes. Although an extreme or sustained escalation in costs could have a negative impact on our residents and their ability to absorb rent increases, we do not believe this had a material impact on our results for the year ended December 31, 2022.

Environmental Matters

Various environmental laws govern certain aspects of the ongoing operation of our communities. Such environmental laws include those regulating the existence of asbestos-containing materials in buildings, management of surfaces with lead-based paint (and notices to residents about the lead-based paint), use of active underground petroleum storage tanks, and waste-management activities. The failure to comply with such requirements could subject us to a government enforcement action and/or claims for damages by a private party.

To date, compliance with federal, state and local environmental protection regulations has not had a material effect on our capital expenditures, earnings or competitive position. We have a property management plan for hazardous materials. As part of the plan, Phase I environmental site investigations and reports have been completed for each property we acquire. In addition, all proposed acquisitions are inspected prior to acquisition. The inspections are conducted by qualified environmental consultants, and we review the issued report prior to the purchase or development of any property. Nevertheless, it is possible that the environmental assessments will not reveal all environmental liabilities, or that some material environmental liabilities exist of which we are unaware. In some cases, we have abandoned otherwise economically attractive acquisitions because the costs of removal or control of hazardous materials have been prohibitive or we have been unwilling to accept the potential risks involved. We do not believe we will be required to engage in any large-scale abatement at any of our properties. We believe that through professional environmental inspections and testing for asbestos, lead paint and other hazardous materials, coupled with a relatively conservative posture toward accepting known environmental risk, we can minimize our exposure to potential liability associated with environmental hazards.

Federal legislation requires owners and landlords of residential housing constructed prior to 1978 to disclose to potential residents or purchasers of the communities any known lead paint hazards and imposes treble damages for failure to provide such notification. In addition, lead based paint in any of the communities may result in lead poisoning in children residing in that community if chips or particles of such lead based paint are ingested, and we may be held liable under state laws for any such injuries caused by ingestion of lead based paint by children living at the communities.

We are unaware of any environmental hazards at any of our properties that individually or in the aggregate may have a material adverse impact on our operations or financial position. We have not been notified by any governmental authority, and we are not otherwise aware, of any material non-compliance, liability, or claim relating to environmental liabilities in connection with any of our properties. We do not believe that the cost of continued compliance with applicable environmental laws and regulations will have a material adverse effect on us or our financial condition or results of operations. Future environmental laws, regulations, or ordinances, however, may require additional remediation of existing conditions that are not currently actionable. Also, if more stringent requirements are imposed on us in the future, the costs of compliance could have a material adverse effect on our results of operations and our financial condition.

Insurance

We carry comprehensive general liability coverage on our communities, with limits of liability customary within the multi-family apartment industry to insure against liability claims and related defense costs. We are also insured, with limits of liability customary within the multi-family apartment industry, against the risk of direct physical damage on a replacement cost basis, including loss of rental income during the reconstruction period.

Available Information

We file electronically with the Securities and Exchange Commission our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. You may obtain a free copy of our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to those reports on the day of filing with the SEC on our website at *www.udr.com*, or by sending an e-mail message to *ir@udr.com*.

Item 1A.   RISK FACTORS

There are many factors that affect the business and the results of operations of the Company, some of which are beyond its control. The following is a description of important factors that may cause the Company's actual results in future periods to differ materially from those currently expected or discussed in forward-looking statements set forth in this Report relating to our financial results, operations and business prospects. Forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Report, and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required by law.

Risks Related to Our Real Estate Investments and Our Operations

Unfavorable Apartment Market and Economic Conditions Could Adversely Affect Occupancy Levels, Rental Revenues and the Value of Our Real Estate Assets. Unfavorable market conditions in the areas in which we operate or unfavorable economic conditions generally, may significantly affect our occupancy levels, our rental rates and collections, the value of our properties and our ability to acquire or dispose of apartment communities on economically favorable terms. Our ability to lease our properties at favorable rates is adversely affected by the increase in supply in the multifamily and other rental markets and is dependent upon the overall level in the economy, which is adversely affected by, among other things, job losses and unemployment levels, recession, debt levels, housing markets, stock market volatility and uncertainty about the future. Some of our major expenses generally do not decline when related rents decline. We would expect that declines in our occupancy levels and rental revenues would cause us to have less cash available to pay our indebtedness and to distribute to our stockholders, which could adversely affect our financial condition or the market value of our securities. Factors that may affect our occupancy levels, our rental revenues, and/or the value of our properties include the following, among others:

- downturns in global, national, regional and local economic conditions, particularly increases in unemployment;

- declines in mortgage interest rates, making alternative housing options more affordable;

- government or builder incentives with respect to home ownership, making alternative housing options more attractive;

- local real estate market conditions, including oversupply of, or reduced demand for, apartment homes;

- declines in the financial condition of our tenants, which may make it more difficult for us to collect rents from some tenants;

- changes in market rental rates;

- our ability to renew leases or re-lease space on favorable terms;

- the timing and costs associated with property improvements, repairs or renovations;

- changes in household formation; and

- rent control or stabilization laws, or other laws regulating or impacting rental housing, which could prevent us from raising rents to offset increases in operating costs or otherwise impact us.

The Geographic Concentration of Our Communities in Certain Markets Could Have an Adverse Effect on Our Operations if a Particular Market is Adversely Impacted by Economic or Other Conditions. For the year ended December 31, 2022, approximately 72.4% of our total NOI was generated from communities located in Metropolitan D.C. (14.9%), Boston, MA (11.7%), Orange County, CA (11.1%), the San Francisco Bay Area, CA (7.8%), New York, NY (7.6%), Dallas, TX (7.2%), Seattle, WA (6.7%) and Tampa, FL (5.4%). As a result, if any one or more of these markets is adversely impacted by regional or local economic conditions or real estate market conditions, such conditions may have a greater adverse impact on our results of operations than if our portfolio was more geographically diverse. In addition, if one or more of these markets is adversely affected by changes in regional or local regulations, including those related to rent control or stabilization, such regulations may have a greater adverse impact on our results of operations than if our portfolio was more geographically diverse.

We May Be Unable to Renew Leases or Relet Apartment Units as Leases Expire, or the Terms of Renewals or New Leases May Be Less Favorable Than Current Leases. When our residents decide to leave our apartments, whether because their leases are not renewed or they leave prior to their lease expiration date, we may not be able to relet their apartment units. Even if leases are renewed or we can relet the apartment units, the terms of renewal or reletting may be less favorable than current lease terms. Furthermore, because the majority of our apartment leases have initial terms of 12 months or less, our rental revenues are impacted by declines in market rents more quickly than if our leases were for longer terms. If we are unable to promptly renew the leases or relet the apartment units, or if the rental rates upon renewal or reletting are lower than expected rates, then our results of operations and financial condition may be adversely affected. If residents do not experience increases in their income or if they experience decreases in their income or job losses, we may be unable to increase or maintain rent and/or delinquencies may increase.

We Face Certain Risks Related to Our Retail and Commercial Space. Certain of our properties include retail or commercial space that we lease to third parties. The long-term nature of our retail and commercial leases (generally five to ten years with market-based or fixed-price renewal options) and the characteristics of many of our tenants (generally small and/or local businesses) may subject us to certain risks, including risks related to the impact of the COVID-19 pandemic. The longer-term leases could result in below market lease rates over time, particularly in an inflationary environment. Tenants may provide guarantees and other credit support which may prove to be inadequate or uncollectable, and the failure rate of small and/or local businesses may be higher than average. We may not be able to lease new space for rents that are consistent with our projections or for market rates. Also, when leases for our retail or commercial space terminate either at the end of the lease or because a tenant leaves early, the space may not be relet or the terms of reletting, including the cost of allowances and concessions to tenants, may be less favorable than the prior lease terms or we may incur additional expenses related to modifications of the spaces in order to satisfy new tenants. Our properties compete with other properties with retail or commercial space. The presence of competitive alternatives may adversely affect our ability to lease space and the level of rents we can obtain. Our retail or commercial tenants have experienced in the past, and may experience in the future, financial distress or bankruptcy, or may fail to comply with their contractual obligations, seek concessions in order to continue operations, or cease their operations, which could adversely impact our results of operations and financial condition.

Risk of Inflation/Deflation. Substantial inflationary or deflationary pressures could have a negative effect on rental rates and property operating expenses. The U.S. economy is currently experiencing high rates of inflation, which has increased our operating expenses due to higher third party vendor costs and increased our interest expense due to higher interest rates on our variable rate debt. Although the short-term nature of our apartment leases generally enables us to compensate for inflationary effects by increasing rents on our apartment homes, an extreme or sustained escalation in costs could have a negative impact on our residents and their ability to absorb rent increases. The general risk of inflation is that interest on our debt, general and administrative expenses and other expenses increase at a rate faster than increases in our rental rates, which could adversely affect our financial condition or results of operations.

We Are Subject to Certain Risks Associated with Selling Apartment Communities, Which Could Limit Our Operational and Financial Flexibility. We periodically dispose of apartment communities that no longer meet our strategic objectives, but adverse market conditions may make it difficult to sell apartment communities we own. We cannot predict whether we will be able to sell any property for the price or on the terms we set, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Furthermore, we may be required to expend funds to correct defects or to make improvements before a property can be sold or the purchase price may be reduced to cover any cost of correcting defects or making improvements. These conditions may limit our ability to dispose of properties and to change our portfolio in order to meet our strategic objectives, which could in turn adversely affect our financial condition, results of operations or our ability to fund other activities in which we may want to engage such as the purchase of properties, development or redevelopment, or funding the Developer Capital Program. We are also subject to the following risks in connection with sales of our apartment communities, among others:

- a significant portion of the proceeds from some property sales may be held by intermediaries in order for such sales to qualify as like-kind exchanges under Section 1031 of the Internal Revenue Code of 1986, as amended, or the "Code," so that any related capital gain can be deferred for federal income tax purposes. As a result, we may not have immediate access to all of the cash proceeds generated from our property sales; and

- federal tax laws limit our ability to profit on the sale of communities that we have owned for less than two years, and this limitation may prevent us from selling communities when market conditions are favorable.

Competition Could Limit Our Ability to Lease Apartment Homes or Increase or Maintain Rents. Our apartment communities compete with numerous housing alternatives in attracting residents, including other apartment communities, condominiums and single-family rental homes, as well as owner occupied single- and multi-family homes. Competitive housing in a particular area could adversely affect our ability to lease apartment homes and increase or maintain rents, which could materially adversely affect our results of operations and financial condition.

We May Not Realize the Anticipated Benefits of Past or Future Acquisitions, and the Failure to Integrate Acquired Communities and New Personnel Successfully Could Create Inefficiencies. We have acquired in the past, and if presented with attractive opportunities we intend to acquire in the future, apartment communities that meet our investment criteria. Our acquisition activities and their success are subject to the following risks, among others:

- we may be unable to obtain financing for acquisitions on favorable terms, or at all, which could cause us to delay or even abandon potential acquisitions;

- even if we are able to finance an acquisition, cash flow from the acquisition may be insufficient to meet our required principal and interest payments on the debt used to finance the acquisition;

- even if we enter into an acquisition agreement for an apartment community, we may not complete the acquisition for a variety of reasons after incurring certain acquisition-related costs;

- we may incur significant costs and divert management attention in connection with the evaluation and negotiation of potential acquisitions, including potential acquisitions that we subsequently do not complete;

- when we acquire an apartment community, we may invest additional amounts in it with the intention of increasing profitability, and these additional investments may not produce the anticipated improvements in profitability;

- the expected occupancy rates and rental rates may differ from actual results; and

- we may be unable to quickly and efficiently integrate acquired apartment communities and new personnel into our existing operations, and the failure to successfully integrate such apartment communities or personnel will result in inefficiencies that could materially and adversely affect our expected return on our investments and our overall profitability.

Competition Could Adversely Affect Our Ability to Acquire Properties. In the past, other real estate investors, including insurance companies, pension and investment funds, developer partnerships, investment companies and other public and private apartment REITs, have competed with us to acquire existing properties and to develop new properties, and such competition in the future may make it more difficult for us to acquire attractive investment opportunities on favorable terms, which could adversely affect our ability to grow or acquire properties profitably or with attractive returns.

Development and Construction Risks Could Impact Our Profitability. In the past we have selectively pursued the development and construction of apartment communities, and we intend to do so in the future as appropriate opportunities arise. Development activities have been, and in the future may be, conducted through wholly-owned affiliated companies or through joint ventures with unaffiliated parties. Our development and construction activities are subject to the following risks, among others:

- we may be unable to obtain construction financing for development activities on favorable terms, or at all, which could cause us to delay or even abandon potential developments;

- we may experience supply chain constraints, which could result in increased development costs or delay initial occupancy dates for all or a portion of a development community;

- we may be unable to obtain, or face delays in obtaining, necessary zoning, land-use, building, occupancy and other required governmental or quasi-governmental permits and authorizations, which could result in increased development costs, delay initial occupancy dates for all or a portion of a development community, and require us to abandon our activities entirely with respect to a project for which we are unable to obtain permits or authorizations;

- costs may be higher or yields may be less than anticipated as a result of delays in completing projects, costs that exceed budget, defaults by our counterparties, and/or higher than expected concessions for lease-up and lower rents than expected;

- we may abandon development opportunities that we have already begun to explore, and we may fail to recover expenses already incurred in connection with exploring such development opportunities;

- we may be unable to complete construction and lease-up of a community on schedule, or we may incur development or construction costs that exceed our original estimates, and we may be unable to charge rents that would compensate for any increase in such costs;

- occupancy rates, rents and concessions at a newly developed community may fluctuate depending on a number of factors, including market and economic conditions, preventing us from meeting our expected return on our investment and our overall profitability goals; and

- when we sell communities or properties that we developed or renovated to third parties, we may be subject to warranty or construction defect claims that are uninsured or exceed the limits of our insurance.

An Epidemic, Pandemic or Other Health Crisis, Including the Ongoing COVID-19 Pandemic, and Measures Intended to Prevent the Spread of Such an Event Could Have a Material Adverse Effect on our Business, Results of Operations, Cash Flows and Financial Condition. We face risks related to an epidemic, pandemic or other health crisis, including the ongoing COVID-19 pandemic, which has impacted, and in the future could impact, the markets in which we operate and could have a material adverse effect on our business, results of operations, cash flows and financial condition. The impact of an epidemic, pandemic or other health crisis, including the COVID-19 pandemic, and measures to prevent the spread of such an event could materially and adversely affect our business in a number of ways. Our rental revenue and operating results depend significantly on the occupancy levels at our properties and the ability of our residents and retail and commercial tenants to meet their rent obligations to us, which have been in certain cases, and could in the future be, adversely affected by, among other things, job losses, furloughs, store closures, lower incomes, uncertainty about the future as a result of an epidemic, pandemic or other health crisis and related governmental actions including eviction moratoriums, shelter-in-place orders, prohibitions on charging certain fees, and limitations on collection laws and rent increases, which have affected, and, if such restrictions are not lifted, or are reinstated, or new restrictions imposed, may continue to affect our ability to collect rent or enforce legal or contractual remedies for the failure to pay rent, which have negatively impacted, and may continue to negatively impact, our ability to remove residents or retail and commercial tenants who are not paying rent and our ability to rent their units or other space to new residents or retail and commercial tenants, respectively. In addition, the federal government has in the past allocated, and federal, state or local governments may in the future allocate, funds to rent relief programs. In certain locations, the funds available may not be sufficient to pay all past due rent and reallocation of such funds may result in markets in which we operate not having access to the funds anticipated. Further, certain of our residents with past due rent have not qualified, and may not in the future qualify, to participate in such programs. In addition, some of such programs have required, and programs in the future may require, the forgiveness of a portion of the past due rent or agreeing to other limitations that may adversely affect our business in order to participate or may only provide funds to pay a portion of the past due rent. In addition, while certain locations have adopted programs that may reimburse past due rent owed by residents who have left a community, such programs have only been adopted in a minority of our markets. It is uncertain how the rent relief programs will impact our business.

State, local, and federal governments also have increased, and may in the future increase, property taxes or other taxes or fees, or may enact new taxes or fees, in order to increase revenue, which has in the past increased, and may in the future increase, our expenses. Our development and construction projects, including those in our Developer Capital Program, also have been and could in the future be adversely affected by factors related to an epidemic, pandemic or other health crisis, including the COVID-19 pandemic, although, to date, such impacts have not been material. An epidemic, pandemic or other health crisis, including the COVID-19 pandemic, or related impacts thereof also could adversely affect the businesses and financial conditions of our counterparties, including our joint venture partners, participants in the Developer Capital Program, and general contractors and their subcontractors, and their ability to satisfy their obligations to us and to complete transactions or projects with us as intended.

Bankruptcy or Defaults of Our Counterparties Could Adversely Affect Our Performance. We have relationships with and, from time to time, we execute transactions with or receive services from many counterparties, such as general contractors engaged in connection with our development activities, borrowers, or joint venture partners, among others. As a result, bankruptcies or defaults by these counterparties or their subcontractors have resulted in, and in the future could result in, services not being provided as expected, projects not being completed on time, or on budget, or at all, or contractual obligations to us not being satisfied. Further, volatility in the financial markets and economic weakness could affect the counterparties' ability to complete transactions with us as intended. Either circumstance could result in disruptions to our operations that may adversely affect our financial condition and results of operations.

Property Ownership Through Partnerships and Joint Ventures May Limit Our Ability to Act Exclusively in Our Interest. We have in the past and may in the future develop and/or acquire properties in partnerships and joint ventures, including those in which we own a preferred interest, with other persons or entities when we believe circumstances warrant the use of such structures. As of December 31, 2022, we had active joint ventures and partnerships, including our preferred equity investments, with a total equity investment of $754.4 million. We have in the past, and could in the future, become engaged in a dispute with one or more of our partners which could adversely impact us. Moreover, our partners may have business, economic or other objectives that are inconsistent with our objectives, including objectives that relate to the appropriate timing and terms of any sale or refinancing of a property. In some instances, our partners may have competing interests in our markets that could create conflicts of interest. Also, our partners might fail to make capital contributions when due or our partners or the project may otherwise not act or perform as expected, which may require us to contribute additional capital or may negatively impact the project or our return. In addition, we may be responsible to our partners for indemnifiable losses. In general, we and our partners may each have the right to trigger a buy-sell or other similar arrangement, which could cause us to sell our interest, or acquire our partner's interest, at a time when we otherwise would not have initiated such a transaction and may result in the valuation of our interest in the partnership or joint venture (if we are the seller) or of the other partner's interest in the partnership or joint venture (if we are the buyer) at levels which may not be representative of the valuation that would result from an arm's length marketing process and could cause us to recognize unanticipated capital gains or losses or the loss of fee income.

We may also be subject to other risks in connection with partnerships or joint ventures, including (i) a deadlock if we and our partner are unable to agree upon certain major and other decisions (which could result in litigation or disposing of an asset at a time at which we otherwise would not sell the asset), (ii) limitations on our ability to liquidate our position in the partnership or joint venture without the consent of the other partner, and (iii) requirements to provide guarantees in favor of lenders with respect to the indebtedness of the joint venture.

We May Not be Permitted to Dispose of Certain Properties or Pay Down the Indebtedness Associated with Those Properties When We Might Otherwise Desire to do so Without Incurring Additional Costs. In connection with certain property acquisitions, we have agreed with the sellers that we will not dispose of the acquired properties or reduce the mortgage indebtedness on such properties for significant periods of time unless we pay certain of the resulting tax costs of the sellers or dispose of the property in a transaction in which a gain is not recognized for federal income tax purposes by such sellers, and we may enter into similar agreements in connection with future property acquisitions. These agreements could result in us retaining properties that we would otherwise sell or not paying down or refinancing indebtedness that we would otherwise pay down or refinance. However, subject to certain conditions, we retain the right to substitute other property or debt to meet these obligations to the sellers.

We Could Incur Significant Insurance Costs and Some Potential Losses May Not Be Adequately Covered by Insurance. We have a comprehensive insurance program covering our properties and operating activities with limits of liability, deductibles and self-insured retentions that we believe are comparable to similarly situated companies, including within the multifamily industry. We believe the policy specifications and insured limits of these policies are adequate and appropriate. There are, however, certain types of extraordinary losses which may not be adequately covered under our insurance program. In addition, we will sustain losses due to insurance deductibles, self-insured retention, uninsured claims or casualties, or losses in excess of applicable coverage.

If an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Material losses in excess of insurance proceeds may occur in the future. If one or more of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. Such events could materially and adversely affect our financial condition and results of operations.

The cost of insuring our apartment communities and our operations is a component of expense. Insurance premiums and the terms and conditions of insurance policies are subject to significant fluctuations and changes, which are generally outside of our control. We insure our properties and our operations with insurance companies that we believe have a good rating at the time our policies are put into effect. The financial condition of one or more insurance companies that insure us may be negatively impacted, which could result in their inability to pay on future insurance claims. Their inability to pay future claims may have a negative impact on our financial results. In addition, the failure, or exit or partial exit from an insurance market, of one or more insurance companies may affect our ability to obtain insurance coverage in the amounts that we seek, or at all, increase the costs to renew or replace our insurance policies, cause us to self-insure a portion of the risk, or increase the cost of insuring properties.

Failure to Succeed in New Markets May Limit Our Growth. We have acquired in the past, and we may acquire in the future if opportunities we believe are appropriate arise, apartment communities that are outside of our existing markets. Entering into new markets may expose us to a variety of risks, and we may not be able to operate successfully in new markets. These risks include, among others:

- inability to accurately evaluate local apartment market conditions and local economies;

- inability to hire and retain key personnel;

- lack of familiarity with local governmental and permitting procedures; and

- inability to achieve budgeted financial results.

Failure to Succeed with New Initiatives May Limit Our Ability to Grow NOI. We have in the past developed and may in the future develop initiatives that are intended to drive operating efficiencies and grow NOI, including smart home technologies and self-service options that are accessible to residents through smart devices or otherwise. Such initiatives in the past have involved and in the future may involve our associates having new or different responsibilities and processes. We may incur significant costs and divert resources in connection with such initiatives, and these initiatives may not perform as projected, which could adversely affect our results of operations and the market price of our common stock.

Potential Liability for Environmental Contamination Could Result in Substantial Costs. Under various federal, state and local environmental laws, as a current or former owner or operator of real estate, we could be required to investigate and remediate the effects of contamination of currently or formerly owned real estate by hazardous or toxic substances, often regardless of our knowledge of or responsibility for the contamination and solely by virtue of our current or former ownership or operation of the real estate. In addition, we could be held liable to a governmental authority or to third parties for property damage and for investigation and clean-up costs incurred in connection with the contamination or we could be required to incur additional costs to change how the property is constructed or operated due to presence of such substances. These costs could be substantial, and in many cases environmental laws create liens in favor of governmental authorities to secure their payment. The presence of such substances or a failure to properly remediate any resulting contamination could materially and adversely affect our ability to borrow against, sell or rent an affected property.

In addition, our properties are subject to various federal, state and local environmental, health and safety laws, including laws governing the management of wastes and underground and aboveground storage tanks. Noncompliance with these environmental, health and safety laws could subject us to liability. Changes in laws could increase the potential costs of compliance with environmental laws, health and safety laws or increase liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise adversely affect our financial condition and results of operations.

As the owner or operator of real property, we may also incur liability based on various building conditions. For example, buildings and other structures on properties that we currently own or operate or those we acquire or operate in the future contain, may contain, or may have contained, asbestos-containing material, or ACM, or other hazardous substances. Environmental, health and safety laws require that ACM and other hazardous substances be properly managed and maintained and may impose fines or penalties on owners, operators or employers for non-compliance with those requirements.

These requirements include special precautions, such as removal, abatement or air monitoring, if ACM would be disturbed during maintenance, renovation or demolition of a building, potentially resulting in substantial costs. In addition, we may be subject to liability for personal injury or property damage sustained as a result of exposure to ACM or other hazardous substances or releases of ACM or other hazardous substances into the environment.

We cannot assure you that costs or liabilities incurred as a result of environmental or building condition issues will not adversely affect our financial condition and results of operations.

Our Properties May Contain or Develop Harmful Mold or Suffer from Other Indoor Air Quality Issues, Which Could Lead to Liability for Adverse Health Effects or Property Damage or Cost for Remediation. When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants or to increase ventilation, which could adversely affect our results of operations and cash flows. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants or others for property damage or personal injury.

Compliance or Failure to Comply with the Americans with Disabilities Act of 1990 or Other Safety Regulations and Requirements Could Result in Substantial Costs. The Americans with Disabilities Act of 1990, as amended (the "Americans with Disabilities Act") generally requires that public buildings, including our properties, be made accessible to disabled persons. Noncompliance could result in the imposition of fines by the federal government or the award of damages to private litigants. Claims have been asserted, and in the future claims may be asserted, against us with respect to some of our properties under the Americans with Disabilities Act. If, under the Americans with Disabilities Act, we are required to make substantial alterations and capital expenditures in one or more of our properties, including the removal of access barriers, it could adversely affect our financial condition and results of operations. In addition, if claims arise, we may expend resources and incur costs in investigating and resolving such claims even if our property was in compliance with the law.

Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements and federal, state and local accessibility requirements in addition to those imposed by the Americans with Disabilities Act. If we fail to comply with these requirements, we could incur fines or private damage awards. We do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that could adversely affect our financial condition or results of operations.

The Adoption of, or Changes to, Rent Control, Rent Stabilization, Eviction, Tenants' Rights and Similar Laws and Regulations in Our Markets Could Have an Adverse Effect on Our Results of Operations and Property Values. Various state and local governments have enacted and may continue to enact rent control, rent stabilization, or limitations, and similar laws and regulations that could limit our ability to raise rents or charge certain fees, including laws or court orders, either of which could have a retroactive effect. For example, in June 2019, the State of New York enacted new rent control regulations known as the Housing Stability and Tenant Protection Act of 2019 and, in October of 2019, the State of California enacted the Tenant Protection Act of 2019. We have seen a recent increase in governments enacting or considering, or being urged to consider, such laws and regulations. Federal, state and local governments or courts also have made, and may make in the future, changes to laws related to allowable fees and rents, eviction and other tenants' rights laws and regulations (including changes in response to COVID-19 and other changes that apply retroactively) that could adversely impact our results of operations and the value of our properties. Laws and regulations regarding rent control, rent stabilization, eviction, tenants' rights, and similar matters, as well as any lawsuits against us arising from such laws and regulations, may limit our ability to charge market rents, increase rents, evict delinquent tenants or change fees, or recover increases in our operating expenses, which could have an adverse effect on our results of operations and the value of our properties.

Compliance with or Changes in Real Estate Tax and Other Laws and Regulations Could Adversely Affect Our Funds from Operations and Our Ability to Make Distributions to Stockholders. We are subject to federal, state and local laws, regulations, rules and ordinances at locations where we operate regarding a wide variety of matters that could affect, directly or indirectly, our operations. Generally, we do not directly pass through costs resulting from compliance with or changes in real estate tax laws to residential property tenants. We also do not generally pass through increases in income, service or other taxes to tenants under leases. These costs may adversely affect net operating income and the ability to make distributions to stockholders. Similarly, compliance with or changes in (i) laws increasing the potential liability for environmental conditions existing on properties or the restrictions on discharges or other conditions, (ii) laws and regulations regulating housing, such as the Americans with Disabilities Act and the Fair Housing Amendments Act of 1988, or (iii) employment related laws, may result in significant unanticipated expenditures, which could adversely affect our financial condition and results of operations. In addition, changes in federal and state legislation and regulation on climate change may result in increased capital expenditures to improve the energy efficiency of our existing communities and also may require us to spend more on our new development communities without a corresponding increase in revenue. In addition, laws could be interpreted in a manner that restricts our ability to use systems that we currently use in our operations. Future compliance with new laws of general applicability, laws applicable to companies in our industry, or laws applicable to public companies generally could increase our costs and could have an adverse effect on our financial performance.

Risk of Damage from Catastrophic Weather and Natural Events. Our communities are located in areas that have experienced, and in the future may experience, catastrophic weather and other natural events from time to time, including mudslides, fires, hurricanes, tornadoes, floods, deep freezes, snow or ice storms, or other severe inclement weather. These adverse weather and natural events could cause damage or losses that may be greater than insured levels. In the event of a loss in excess of insured limits, we could lose our capital invested in the affected community, as well as anticipated future revenue from that community. We would also continue to be obligated to repay any mortgage indebtedness or other obligations related to the community. Any such loss could adversely affect our financial condition and results of operations.

Risk of Potential Climate Change. To the extent significant changes in the climate in areas where our communities are located occur, we may experience extreme weather conditions and changes in precipitation and temperature or water levels, all of which could result in physical damage to, and/or a decrease in demand for, our communities located in these areas or communities that are otherwise affected by these changes. Should the impact of such climate changes be material in nature, or occur for lengthy periods of time, our financial condition and results of operations could be adversely affected.

Risk of Earthquake Damage. Some of our communities are located in areas subject to earthquakes, including in the general vicinity of earthquake faults. We cannot assure you that an earthquake would not cause damage or losses greater than insured levels. In the event of a loss in excess of insured limits, we could lose our capital invested in the affected community, as well as anticipated future revenue from that community. We may also continue to be obligated to repay any mortgage indebtedness or other obligations related to the community. Any such loss could adversely affect our financial condition and results of operations. Insurance coverage for earthquakes can be costly due to limited industry capacity. As a result, we may experience shortages in desired coverage levels if market conditions are such that insurance is not available or the cost of insurance makes it, in management's view, economically impractical.

Risk of Accidental Death or Injury Due to Fire, Natural Disasters or Other Hazards. The accidental death or injury of persons living in our communities due to fire, natural disasters, other hazards, or acts or omissions of third parties could have an adverse effect on our business and results of operations. Our insurance coverage may not cover all losses associated with such events, and we may experience difficulty marketing communities where any such events have occurred, which could have an adverse effect on our financial condition and results of operations.

Actual or Threatened Terrorist Attacks May Have an Adverse Effect on Our Business and Operating Results and Could Decrease the Value of Our Assets. Actual or threatened terrorist attacks and other acts of violence, destruction or war could have an adverse effect on our business and operating results. Attacks or other similar actions that directly impact one or more of our apartment communities could significantly affect our ability to operate those communities and thereby impair our ability to achieve our expected results. Further, our insurance coverage may not cover all losses caused by a terrorist attack or similar events. In addition, the adverse effects that such violent acts and threats of future attacks could have on the U.S. economy could similarly have an adverse effect on our financial condition and results of operations.

Mezzanine Loan Assets Involve Greater Risks of Loss than Senior Loans Secured by Income-Producing Properties. We have originated in the past and may in the future originate mezzanine loans, which take the form of subordinated loans secured by second mortgages on the underlying property or subordinated loans secured by a pledge of the ownership interests of either the entity owning the property or a pledge of the ownership interests of the entity that owns the interest in the entity owning the property. Mezzanine loans may involve a higher degree of risk than a senior mortgage secured by real property, because the security for the loan may lose all or substantially all of its value as a result of foreclosure by the senior lender and because it is in second position and there may not be adequate equity in the property. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some of or all our investment. In addition, mezzanine loans typically have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal.

Risk Related to Preferred Equity Investments. We have made in the past and may in the future make preferred equity investments in corporations, limited partnerships, limited liability companies or other entities that have been formed for the purpose of directly or indirectly acquiring, developing or managing real property. Generally, we will not have the ability to control the daily operations of the entity, and we will not have the ability to select or remove a majority of the members of the board of directors, managers, general partner or partners or similar governing body of the entity or otherwise control its operations. Although we would seek to maintain sufficient influence over the entity to achieve our objectives, our partners may have interests that differ from ours and may be in a position to take actions without our consent that are inconsistent with our interests. Further, if our partners were to fail to invest additional capital in the entity when required, we may have to invest additional capital to protect our investment. Our partners have in the past failed, and may in the future fail, to develop or operate the real property, operate the entity, refinance property indebtedness or sell the real property in the manner intended and as a result the entity may not be able to redeem our investment or pay the return expected to us in a timely manner if at all. In addition, we may not be able to dispose of our investment in the entity in a timely manner or at the price at which we would want to divest. In the event that such an entity fails to meet expectations or becomes insolvent, we may lose our entire investment in the entity.

Risks Related to Ground Leases. We have entered into in the past and may in the future enter into, as either landlord or tenant, a long-term ground lease with respect to a property or a portion thereof. Such ground leases may contain a rent reset provision that requires both parties to agree to a new rent or is based upon factors, for example fair market rent, that are not objective and are not within our control. We may not be able to agree with the counterparty to a revised rental rate, or the revised rental rate may be set by external factors, which could result in a different rental rate than we forecasted. In the past we have had disagreements with respect to revised rental rates and certain of such disagreements have gone to arbitration (for resolution as provided in the applicable lease agreement) and have been resolved in a manner adverse to us. In addition, the other party may not perform as expected under the ground lease or there may be a dispute with the other party to the ground lease. Any of these circumstances could have an adverse effect on our business, financial condition or operating results.

We May Experience a Decline in the Fair Value of Our Assets and Be Forced to Recognize Impairment Charges, Which Could Adversely Impact Our Financial Condition, Liquidity and Results of Operations and the Market Price of Our Common Stock. A decline in the fair value of our assets may require us to recognize an impairment against such assets under generally accepted accounting principles as in effect in the United States ("GAAP") if we were to determine that, with respect to any assets in unrealized loss positions, we do not have the ability and intent to hold such assets for a period of time sufficient to allow for recovery to the amortized cost of such assets. If such a determination were to be made, we would recognize unrealized losses through earnings and write down the amortized cost of such assets to a new cost basis, based on the fair value of such assets on the date they are considered to be impaired. Such impairment charges reflect non-cash losses at the time of recognition; subsequent disposition or sale of such assets could further affect our future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale. If we are required to recognize asset impairment charges in the future, these charges could adversely affect our financial condition, liquidity, results of operations and the per share trading price of our common stock.

Any Material Weaknesses Identified in Our Internal Control Over Financial Reporting Could Have an Adverse Effect on Our Stock Price. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal control over financial reporting. If we fail to maintain the adequacy of our internal controls over financial reporting, including any failure to implement required new or improved controls as a result of changes to our business or otherwise, or if we experience difficulties in their implementation, our business, results of operations and financial condition could be materially adversely harmed and we could fail to meet our reporting obligations. In addition, if we have one or more material weaknesses in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which in turn could have an adverse effect on the per share trading price of our common stock.

A Breach of Information Technology Systems On Which We Rely Could Materially and Adversely Impact Our Business, Financial Condition, Results of Operations and Reputation. We rely on information technology systems, including the internet and networks and systems and software developed, maintained and controlled by third party vendors and other third parties, to process, transmit and store information and to manage or support our business processes. Third party vendors may collect and hold personally identifiable information and other confidential information of our tenants, prospective tenants and employees. We also maintain financial and business information regarding us and persons and entities with which we do business on our information technology systems. While we take steps, and generally require third party vendors to take steps, to protect the security of the information maintained in our and third party vendors' information technology systems, including associate training and testing and the use of commercially available systems, software, tools and monitoring to provide security for processing, transmitting and storing of the information, it is possible that our or our third party vendors' security measures will not be able to prevent human error or the systems' or software's improper functioning, or the loss, misappropriation, disclosure or corruption of personally identifiable information or other confidential or sensitive information, including information about our tenants and employees. Cybersecurity breaches, including physical or electronic break-ins, computer viruses, malware, phishing scams, attacks by hackers, breaches due to employee error or misconduct, and similar breaches, can create system disruptions, shutdowns or unauthorized access to information maintained on our information technology systems or the information technology systems of our third party vendors or other third parties or otherwise cause disruption or negative impacts to occur to our business and adversely affect our financial condition and results of operations. While we maintain cyber risk insurance to provide some coverage for certain risks arising out of cybersecurity breaches, there is no assurance that such insurance would cover all or a significant portion of the costs or consequences associated with a cybersecurity breach or other occurrence or that such insurance will continue to be available at rates that we consider reasonable or at all. We have in the past experienced cybersecurity breaches on our information technology systems or relating to software that we utilize, and, while none to date have been material, we expect such breaches may occur in the future. As the techniques used to obtain unauthorized access to information technology systems become more varied and sophisticated and the occurrence of such breaches becomes more frequent, we and our third party vendors and other third parties may be unable to adequately anticipate these techniques or breaches or implement appropriate preventative measures. Any failure to prevent cybersecurity breaches and maintain the proper function, security and availability of our or our third party vendors' and other third parties' information technology systems could interrupt our operations, damage our reputation and brand, damage our competitive position, make it difficult for us to attract and retain residents or other tenants, and subject us to liability claims or regulatory penalties that could adversely affect our business, financial condition and results of operations.

Our Business and Operations Would Suffer in the Event of Information Technology System Failures. Despite system redundancy and the existence of disaster recovery plans for our information technology systems, our information technology systems and the information technology systems maintained by our third party vendors are vulnerable to damage arising from any number of sources beyond our or our third party vendors' control, including energy blackouts, natural disasters, terrorism, war, and telecommunication failures. Any failure to maintain proper function and availability of our or third parties' information technology systems could interrupt our operations, damage our reputation, subject us to liability claims or regulatory penalties and could adversely affect our business, financial condition and results of operations.

A Failure to Keep Pace with Developments in Technology Could Impair our Operations or Competitive Position. Our business continues to demand the use of sophisticated systems, software and technology. These systems, software and technologies must be refined, updated and replaced on a regular basis in order for us to meet our business requirements and our residents' demands and expectations. If we are unable to do so on a timely basis or at a reasonable cost, or fail to do so, our business could suffer. Also, we may not achieve the benefits that we anticipate from any new system, software or technology, and a failure to do so could result in higher than anticipated costs or could adversely affect our results of operations.

Social Media Presents Risks. The use of social media could cause us to suffer brand damage or unintended information disclosure. Negative posts or communications about us on a social networking website could damage our reputation. Further, employees or others may disclose non-public information regarding us or our business or otherwise make negative comments regarding us on social networking or other websites, which could adversely affect our business and results of operations. As social media evolves we will be presented with new risks and challenges.

Our Success Depends on Our Senior Management. Our success depends upon the retention of our senior management, whose continued service is not guaranteed. We may not be able to find qualified replacements for the individuals who make up our senior management if their services should no longer be available to us. The loss of services of one or more members of our senior management team could have a material adverse effect on our business, financial condition and results of operations.

Changes in U.S. Accounting Standards May Materially and Adversely Affect Our Reported Results of Operations. Accounting for public companies in the United States is in accordance with GAAP, which is established by the Financial Accounting Standards Board (the "FASB"), an independent body whose standards are recognized by the SEC as authoritative for publicly held companies. Uncertainties posed by various initiatives of accounting standard-setting by the FASB and the SEC, which create and interpret applicable accounting standards for U.S. companies, may change the financial accounting and reporting standards or their interpretation and application of these standards that govern the preparation of our financial statements. These changes could have a material impact on our reported financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in potentially material restatements of prior period financial statements.

Third-Party Expectations Relating to Environmental, Social and Governance Factors May Impose Additional Costs and Expose Us to New Risks. There is an increasing focus from certain investors, tenants, employees, and other stakeholders concerning corporate responsibility, specifically related to environmental, social and governance factors. In addition, there is an increased focus on such matters by various regulatory authorities, including the SEC, and the activities and expense required to comply with new regulations or standards may be significant. Some investors may use these factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies relating to corporate responsibility are inadequate. Third-party providers of corporate responsibility ratings and reports on companies have increased in number, resulting in varied and in some cases inconsistent standards. In addition, the criteria by which companies' corporate responsibility practices are assessed and the regulations applicable thereto are evolving, which could result in greater expectations of us and cause us to undertake costly initiatives or activities to satisfy such new criteria or regulations. Further, if we elect not to or are unable to satisfy such new criteria or do not meet the criteria of a specific third-party provider, some investors may conclude that our policies with respect to corporate responsibility are inadequate. We may face reputational damage in the event that our corporate responsibility procedures or standards do not meet the standards set by various constituencies. Furthermore, if our competitors' corporate responsibility performance is perceived to be greater than ours, potential or current investors may elect to invest in our competitors instead. In addition, we have communicated certain initiatives and goals regarding environmental, social and governance matters, and we may in the future communicate revised or additional initiatives or goals. We could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, tenants and other stakeholders, our initiatives are not executed as planned, or we do not satisfy our goals, our reputation and financial results could be adversely affected.

Risks Related to Our Indebtedness and Financings

Changing Interest Rates Could Increase Interest Costs and Adversely Affect Our Cash Flows and the Market Price of Our Securities. We currently have, and expect to incur in the future, interest-bearing debt, including unsecured commercial paper, at rates that vary with market interest rates. As of December 31, 2022, we had approximately $530.0 million of variable rate indebtedness outstanding, which constitutes approximately 9.6% of total outstanding indebtedness as of such date, and we have experienced increases in the interest rates on such indebtedness, which has increased our interest expense and adversely impacted our results of operations and cash flows. Continued increases in interest rates would further increase our interest expenses and increase the costs of refinancing existing indebtedness and of issuing new debt, including unsecured commercial paper. The effect of prolonged interest rate increases could negatively impact our ability to service our indebtedness, make distributions to security holders, make acquisitions and develop properties.

Insufficient Cash Flow Could Affect Our Debt Financing and Create Refinancing Risk. We are subject to the risks normally associated with debt financing, including the risk that our operating income and cash flow will be insufficient to make required payments of principal and interest, could restrict or limit our ability to incur additional debt, or could restrict our borrowing capacity under our line of credit due to debt covenant restraints. Sufficient cash flow may not be available to make all required debt payments and satisfy our distribution requirements to maintain our status as a REIT for federal income tax purposes. In addition, the amounts under our line of credit may not be available to us and we may not be able to access the commercial paper market if our operating performance falls outside the constraints of our debt covenants. We are also likely to need to refinance substantially all of our outstanding debt as it matures. We may not be able to refinance existing debt, or the terms of any refinancing may not be as favorable as the terms of the existing debt, which could create pressures to sell assets or to issue additional equity when we would otherwise not choose to do so. In addition, our failure to comply with our debt covenants could result in a requirement to repay our indebtedness prior to its maturity, which could have a material adverse effect on our financial condition and cash flow, increase our financing costs and impact our ability to make distributions to our stockholders.

Failure to Generate Sufficient Income Could Impair Debt Service Payments and Distributions to Stockholders. If our apartment communities do not generate sufficient revenue to meet rental expenses, our ability to make required payments of interest and principal on our debt and to pay dividends or distributions will be adversely affected. The following factors, among others, may affect the income generated by our apartment communities:

- the national and local economies;

- local real estate market conditions, such as an oversupply of apartment homes;

- tenants' perceptions of the safety, convenience, and attractiveness of our communities and the neighborhoods where they are located;

- our ability to provide adequate management, maintenance and insurance;

- rental expenses, including real estate taxes and utilities;

- competition from other apartment communities or alternative housing options;

- changes in interest rates and the availability of financing;

- changes in governmental regulations and the related costs of compliance; and

- changes in tax and housing laws, including the enactment of rent control laws or other laws regulating multifamily housing.

Expenses associated with our investment in an apartment community, such as debt service, real estate taxes, insurance and maintenance costs, are generally not reduced when circumstances cause a reduction in revenue from that community. If a community is mortgaged to secure payment of debt and we are unable to make the mortgage payments, we could sustain a loss as a result of foreclosure on the community or the exercise of other remedies by the mortgage holder.

The Phase-Out of LIBOR and Transition to an Alternative Benchmark Interest Rate Could Have Adverse Effects. The administrator of LIBOR ceased the publication of the one week and two month LIBOR settings immediately following the LIBOR publication on December 31, 2021, and intends to cease the publication of the remaining USD LIBOR settings immediately following the LIBOR publication on June 30, 2023. The Alternative Reference Rate Committee has identified the Secured Overnight Financing Rate ("SOFR") as the preferred alternative to LIBOR. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities, published by the Federal Reserve Bank of New York. It is expected that new contracts will not reference LIBOR and will instead use SOFR or other alternative reference rates. Due to the broad use of LIBOR as a reference rate, all financial market participants, including us, are impacted by the risks associated with this transition and therefore it could adversely affect our operations and cash flows, although we have amended our Revolving Credit Facility, related interest rate swaps, Working Capital Credit Facility and other loan agreements to reference SOFR.

Our Debt Level May Be Increased. Our ability to incur debt is limited by covenants in our bank and other credit agreements. We manage our debt to be in compliance with these debt covenants, but subject to compliance with these covenants, we may increase the amount of our debt at any time without a concurrent improvement in our ability to service the additional debt.

Financing May Not Be Available and Could Be Dilutive. Our ability to execute our business strategy depends on our access to an appropriate blend of debt financing, including unsecured lines of credit, construction loans and other forms of secured debt, commercial paper and other forms of unsecured debt, and equity financing, including common and preferred equity. We and other companies in the real estate industry have experienced limited availability of financing from time to time, including due to regulatory changes directly or indirectly affecting financing markets, for example the changes in terms on construction loans brought about by the Basel III capital requirements and the associated "High Volatility Commercial Real Estate" designation, which has adversely impacted the availability of loans, including construction loans, and the proceeds of and the interest rate thereon. Restricted lending practices could impact our ability to obtain financing or refinancing for our properties. If we issue additional equity securities to finance developments and acquisitions instead of incurring debt, the interests of our existing stockholders could be diluted.

Failure To Maintain Our Current Credit Ratings Could Adversely Affect Our Cost of Funds, Related Margins, Liquidity, and Access to Capital Markets. Moody's and Standard & Poor's routinely evaluate our debt and have given us ratings on our senior unsecured debt, commercial paper program and preferred stock. These ratings are based on a number of factors, which include their assessment of our financial strength, liquidity, capital structure, asset quality, and sustainability of cash flows and earnings. Due to changes in these factors and market conditions, we may not be able to maintain our current credit ratings, which could adversely affect our cost of funds and related margins, liquidity, and access to capital markets, including our ability to access the commercial paper market.

Disruptions in Financial Markets May Adversely Impact the Availability and Cost of Credit and Have Other Adverse Effects on Us and the Market Price of Our Stock. Our ability to make scheduled payments on, or to refinance, our debt obligations will depend on our operating and financial performance, which in turn is subject to prevailing economic conditions and to financial, business and other factors beyond our control. The global equity and credit markets have experienced in the past, and may experience in the future, periods of extraordinary turmoil and volatility. These circumstances may materially and adversely impact liquidity in the financial markets at times, making terms for certain financings less attractive or in some cases unavailable. Disruptions and uncertainty in the equity and credit markets may negatively impact our ability to refinance existing indebtedness and access additional financing for acquisitions, development of our properties and other purposes at reasonable terms or at all, which may negatively affect our business and the market price of our common stock. We also rely on the financial institutions that are parties to our revolving credit facility and other credit facilities. If these institutions become capital constrained, tighten their lending standards or become insolvent or if they experience excessive volumes of borrowing requests from other borrowers within a short period of time, they may be unable or unwilling to honor their funding commitments to us, which would adversely affect our ability to draw on our revolving credit facility. If we are not successful in refinancing our existing indebtedness when it becomes due, we may be forced to dispose of properties on disadvantageous terms, which might adversely affect our ability to service other debt and to meet our other obligations. A prolonged downturn in the financial markets may cause us to seek alternative sources of potentially less attractive financing, and may require us to adjust our business plan accordingly. These events also may make it more difficult or costly for us to raise capital through the issuance of our common or preferred stock.

A Change in U.S. Government Policy or Support Regarding Fannie Mae or Freddie Mac Could Have a Material Adverse Impact on Our Business. While in recent years we have decreased our borrowings from Fannie Mae and Freddie Mac, Fannie Mae and Freddie Mac are a major source of financing to participants in the multifamily housing markets including potential purchasers of our properties. Potential options for the future of agency mortgage financing in the U.S. have been, and may in the future be, suggested that could involve a reduction in the amount of financing Fannie Mae and Freddie Mac are able to provide, limitations on the loans that the agencies may make, which may not include loans secured by properties like our properties, or the phase out of Fannie Mae and Freddie Mac. While we believe Fannie Mae and Freddie Mac will continue to provide liquidity to our sector, should they discontinue doing so, have their mandates changed or reduced or be disbanded or reorganized by the government, or if there is reduced government support for multifamily housing generally, it may adversely affect interest rates, capital availability, development of multifamily communities and the value of multifamily residential real estate and, as a result, may adversely affect our business and results of operations.

The Soundness of Financial Institutions Could Adversely Affect Us. We have relationships with many financial institutions, including lenders under our credit facilities, and, from time to time, we execute transactions with counterparties in the financial services industry. As a result, defaults by, or even rumors or questions about, financial institutions or the financial services industry generally, could result in losses or defaults by these institutions. In the event that the volatility of the financial markets adversely affects these financial institutions or counterparties, we or other parties to the transactions with us may be unable to complete transactions as intended, which could adversely affect our results of operations.

Interest Rate Hedging Contracts May Be Ineffective and May Result in Material Charges. From time to time when we anticipate issuing debt securities, we may seek to limit our exposure to fluctuations in interest rates during the period prior to the pricing of the securities by entering into interest rate hedging contracts. We may do this to increase the predictability of our financing costs. Also, from time to time we may rely on interest rate hedging contracts to limit our exposure under variable rate debt to unfavorable changes in market interest rates. If the terms of new debt securities are not within the parameters of, or market interest rates fall below that which we incur under a particular interest rate hedging contract, the contract is ineffective. Furthermore, the settlement of interest rate hedging contracts has involved and may in the future involve material charges. In addition, our use of interest rate hedging arrangements may expose us to additional risks, including a risk that a counterparty to a hedging arrangement may fail to honor its obligations. Developing an effective interest rate risk strategy is complex and no strategy can completely insulate us from risks associated with interest rate fluctuations. There can be no assurance that our hedging activities will have the desired beneficial impact on our results of operations or financial condition. Termination of these hedging agreements typically involves costs, such as transaction fees or breakage costs.

Risks Related to Tax Laws

We Would Incur Adverse Tax Consequences if We Failed to Qualify as a REIT. We have elected to be taxed as a REIT under the Code. Our qualification as a REIT requires us to satisfy numerous requirements, some on an annual and quarterly basis, established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control. We intend that our current organization and method of operation enable us to continue to qualify as a REIT, but we may not so qualify or we may not be able to remain so qualified in the future. In addition, U.S. federal income tax laws governing REITs and other corporations and the administrative interpretations of those laws may be amended at any time, potentially with retroactive effect. Future legislation, new regulations, administrative interpretations or court decisions could adversely affect our ability to qualify as a REIT or adversely affect our stockholders.

If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at regular corporate rates, and would not be allowed to deduct dividends paid to our stockholders in computing our taxable income. Also, unless the Internal Revenue Service granted us relief under certain statutory provisions, we could not re-elect REIT status until the fifth calendar year after the year in which we first failed to qualify as a REIT. The additional tax liability from the failure to qualify as a REIT would reduce or eliminate the amount of cash available for investment or distribution to our stockholders. This would likely have a significant adverse effect on the value of our securities and our ability to raise additional capital. In addition, we would no longer be required to make distributions to our stockholders. Even if we continue to qualify as a REIT, we will continue to be subject to certain federal, state and local taxes on our income and property.

Certain of our subsidiaries have also elected to be taxed as REITs under the Code, and are therefore subject to the same risks in the event that any such subsidiary fails to qualify as a REIT in any taxable year.

Dividends Paid by REITs Generally Do Not Qualify for Reduced Tax Rates. In general, the maximum U.S. federal income tax rate for dividends paid to individual U.S. stockholders is 20%. Unlike dividends received from a corporation that is not a REIT, our regular dividends (i.e., dividends other than capital gain dividends) paid to individual stockholders generally are not eligible for the reduced rates. However, individual U.S. stockholders generally may deduct 20% of such regular dividends under Section 199A of the Code, reducing the effective tax rate applicable to such dividends (although such provision will expire after 2025 absent future legislation).

We Conduct a Portion of Our Business Through Taxable REIT Subsidiaries, Which Are Subject to Certain Tax Risks. We have established or invested in and conduct a portion of our business through taxable REIT subsidiaries. Despite our qualification as a REIT, taxable REIT subsidiaries must pay income tax on their taxable income. In addition, we must comply with various tests to continue to qualify as a REIT for federal income tax purposes, and our income from and investments in taxable REIT subsidiaries generally do not constitute permissible income and investments for certain of these tests. While we will attempt to ensure that our dealings with taxable REIT subsidiaries will not adversely affect our REIT qualification, we cannot provide assurance that we will successfully achieve that result. Furthermore, we may be subject to a 100% penalty tax, we may jeopardize our ability to retain future gains on real property sales, or taxable REIT subsidiaries may be denied deductions, to the extent our dealings with taxable REIT subsidiaries are not deemed to be arm's length in nature or are otherwise not respected.

REIT Distribution Requirements Limit Our Available Cash. As a REIT, we are subject to annual distribution requirements, which limit the amount of cash we retain for other business purposes, including amounts to fund our growth. We generally must distribute annually at least 90% of our net REIT taxable income, excluding any net capital gain, in order for our distributed earnings not to be subject to corporate income tax. We intend to make distributions to our stockholders to comply with the requirements of the Code. However, differences in timing between the recognition of taxable income and the actual receipt of cash could require us to sell assets or borrow funds on a short-term or long-term basis to meet the 90% distribution requirement of the Code.

Certain Property Transfers May Generate Prohibited Transaction Income, Resulting in a Penalty Tax on Gain Attributable to the Transaction. From time to time, we may transfer or otherwise dispose of some of our properties. Under the Code, any gain resulting from transfers of properties that we hold as inventory or primarily for sale to customers in the ordinary course of business would be treated as income from a prohibited transaction and subject to a 100% penalty tax. Since we acquire properties for investment purposes, we do not believe that our occasional transfers or disposals of property are prohibited transactions. However, whether property is held for investment purposes is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. The Internal Revenue Service may contend that certain transfers or disposals of properties by us are prohibited transactions. If the Internal Revenue Service were to argue successfully that a transfer or disposition of property constituted a prohibited transaction, then we would be required to pay a 100% penalty tax on any gain allocable to us from the prohibited transaction and we may jeopardize our ability to retain future gains on real property sales. In addition, income from a prohibited transaction might adversely affect our ability to satisfy the income tests for qualification as a REIT for federal income tax purposes.

Changes to the U.S. Federal Income Tax Laws, including the Enactment of Certain Tax Reform Measures, Could Have an Adverse Impact on Our Business and Financial Results. In recent years, numerous legislative, judicial and administrative changes have been made to the U.S. federal income tax laws applicable to investments in real estate and REITs, and it is possible that additional legislation may be enacted in the future. There can be no assurance that future changes to the U.S. federal income tax laws or regulatory changes will not be proposed or enacted that could impact our business and financial results. The REIT rules are regularly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department, which may result in revisions to regulations and interpretations in addition to statutory changes. If enacted, certain of such changes could have an adverse impact on our business and financial results.

We cannot predict whether, when or to what extent any new U.S. federal tax laws, regulations, interpretations or rulings will impact the real estate investment industry or REITs. Prospective investors are urged to consult their tax advisors regarding the effect of potential future changes to the federal tax laws on an investment in our shares.

We May Be Adversely Affected by Changes in State and Local Tax Laws and May Become Subject to Tax Audits from Time to Time. Because we are organized and qualify as a REIT, we are generally not subject to federal income taxes, but we are subject to certain state and local taxes. From time to time, changes in state and local tax laws or regulations are enacted, which may result in an increase in our tax liability. A shortfall in tax revenues for states and local jurisdictions in which we own apartment communities may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional state and local taxes. These increased tax costs could adversely affect our financial condition and the amount of cash available for the payment of distributions to our stockholders. In the normal course of business, we or our affiliates (including entities through which we own real estate) may also become subject to federal, state or local tax audits. If we (or such entities) become subject to federal, state or local tax audits, the ultimate result of such audits could have an adverse effect on our financial condition and results of operations.

The Operating Partnership and the DownREIT Partnership Intend to Qualify as Partnerships, but Cannot Guarantee That They Will Qualify. The Operating Partnership and the DownREIT Partnership intend to qualify as partnerships for federal income tax purposes, and intend to take that position for all income tax reporting purposes. If classified as partnerships, the Operating Partnership and the DownREIT Partnership generally will not be taxable entities and will not incur federal income tax liability. However, the Operating Partnership and the DownREIT Partnership would be treated as corporations for federal income tax purposes if they were "publicly traded partnerships," unless at least 90% of their income was qualifying income as defined in the Code. A "publicly traded partnership" is a partnership whose partnership interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). Although neither the Operating Partnership's nor the DownREIT Partnership's partnership units are traded on an established securities market, because of the redemption rights of their limited partners, the Operating Partnership's and DownREIT Partnership's units held by limited partners could be viewed as readily tradable on a secondary market (or the substantial equivalent thereof), and the Operating Partnership and the DownREIT Partnership may not qualify for one of the "safe harbors" under the applicable tax regulations. Qualifying income for the 90% test generally includes passive income, such as real property rents, dividends and interest. The income requirements applicable to REITs and the definition of qualifying income for purposes of this 90% test are similar in most respects. The Operating Partnership and the DownREIT Partnership may not meet this qualifying income test. If either the Operating Partnership or the DownREIT Partnership were to be taxed as a corporation, it would incur substantial tax liabilities, and we would then fail to qualify as a REIT for tax purposes, unless it qualified for relief under certain statutory savings provisions, and our ability to raise additional capital would be impaired. In addition, even if the 90% test were met if the Operating Partnership or the DownREIT Partnership were a publicly traded partnership, there could be adverse tax impacts for certain limited partners.

Qualifying as a REIT Involves Highly Technical and Complex Provisions of the Code. Our qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Moreover, new legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. Our ability to satisfy the REIT income and asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination and for which we will not obtain independent appraisals, and upon our ability to successfully manage the composition of our income and assets on an ongoing basis. In addition, our ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes.

Risks Related to Our Organization and Ownership of Our Stock

Changes in Market Conditions and Volatility of Stock Prices Could Adversely Affect the Market Price of Our Common Stock. The stock markets, including the New York Stock Exchange ("NYSE"), on which we list our common stock, have experienced significant price and volume fluctuations. As a result, the market price of our common stock has been, and in the future could be similarly volatile, and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. In addition to the risks listed in this "Risk Factors" section, a number of factors could negatively affect the price per share of our common stock, including:

- general market and economic conditions;

- actual or anticipated variations in our quarterly operating results or dividends or our payment of dividends in shares of our stock;

- changes in our funds from operations or earnings estimates;

- difficulties or inability to access capital or extend or refinance existing debt;

- decreasing (or uncertainty in) real estate valuations;

- changes in market valuations of similar companies;

- publication of research reports about us or the real estate industry;

- the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate companies);

- general stock and bond market conditions, including changes in interest rates on fixed income securities, that may lead prospective purchasers of our stock to demand a higher annual yield from future dividends;

- a change in analyst ratings;

- additions or departures of key management personnel;

- adverse market reaction to any additional debt we incur in the future;

- speculation in the press or investment community;

- terrorist activity or geopolitical events (including the ongoing war between Russia and Ukraine), which may adversely affect the markets in which our securities trade, possibly increasing market volatility and causing the further erosion of business and consumer confidence and spending;

- failure to qualify as a REIT;

- strategic decisions by us or by our competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy;

- failure to satisfy listing requirements of the NYSE;

- governmental regulatory action and changes in tax laws; and

- the issuance of additional shares of our common stock, or the perception that such sales might occur, including under our at-the-market equity distribution program.

Many of the factors listed above are beyond our control. These factors may cause the market price of shares of our common stock to decline, regardless of our financial condition, results of operations, business or our prospects.

We May Change the Dividend Policy for Our Common Stock in the Future. The decision to declare and pay dividends on our common stock, as well as the timing, amount and composition of any such future dividends, will be at the sole discretion of our board of directors and will depend on our earnings, funds from operations, liquidity, financial condition, capital requirements, contractual prohibitions or other limitations under our indebtedness, the annual distribution requirements under the REIT provisions of the Code, state law and such other factors as our board of directors considers relevant. Any change in our dividend policy could have an adverse effect on the market price of our common stock.

Maryland Law May Limit the Ability of a Third Party to Acquire Control of Us, Which May Not be in Our Stockholders' Best Interests. Maryland business statutes may limit the ability of a third party to acquire control of us. As a Maryland corporation, we are subject to various Maryland laws which may have the effect of discouraging offers to acquire our Company and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders' best interests. The Maryland General Corporation Law restricts mergers and other business combination transactions between us and any person who acquires beneficial ownership of shares of our stock representing 10% or more of the voting power without our board of directors' prior approval. Any such business combination transaction could not be completed until five years after the person acquired such voting power, and generally only with the approval of stockholders representing 80% of all votes entitled to be cast and 66 2/3% of the votes entitled to be cast, excluding the interested stockholder, or upon payment of a fair price. Maryland law also provides generally that a person who acquires shares of our equity stock that represents 10% (and certain higher levels) of the voting power in electing directors will have no voting rights unless approved by a vote of two-thirds of the shares eligible to vote.

Limitations on Share Ownership and Limitations on the Ability of Our Stockholders to Effect a Change in Control of Our Company Restrict the Transferability of Our Stock and May Prevent Takeovers That are Beneficial to Our Stockholders. One of the requirements for maintenance of our qualification as a REIT for U.S. federal income tax purposes is that no more than 50% in value of our outstanding capital stock may be owned by five or fewer individuals, including entities specified in the Code, during the last half of any taxable year. Our charter contains ownership and transfer restrictions relating to our stock primarily to assist us in complying with this and other REIT ownership requirements; however, the restrictions may have the effect of preventing a change of control which does not threaten our REIT status. These restrictions include a provision that generally limits ownership by any person of more than 9.9% of the value of our outstanding equity stock, unless our board of directors exempts the person from such ownership limitation, provided that any such exemption shall not allow the person to exceed 13% of the value of our outstanding equity stock. Absent such an exemption from our board of directors, the transfer of our stock to any person in excess of the applicable ownership limit, or any transfer of shares of such stock in violation of the ownership requirements of the Code for REITs, will be considered null and void, and the intended transferee of such stock will acquire no rights in such shares. These provisions of our charter may have the effect of delaying, deferring or preventing someone from taking control of us, even though a change of control might involve a premium price for our stockholders or might otherwise be in our stockholders' best interests.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

At December 31, 2022, our consolidated apartment portfolio included 165 communities located in 21 markets, with a total of 54,999 completed apartment homes.

The table below set forth a summary of real estate portfolio by geographic market of the Company at December 31, 2022.

SUMMARY OF REAL ESTATE PORTFOLIO BY GEOGRAPHIC MARKET AT DECEMBER 31, 2022

	Number of Apartment Communities	Number of Apartment Homes	Percentage of Total Carrying Value	Total Carrying Value (in thousands)	Encumbrances (in thousands)	Cost per Home	Average Physical Occupancy	Average Home Size (in square feet)
WEST REGION								
Orange County, CA	9	4,595	9.2 %	$ 1,440,030	$ —	$ 313,391	96.9 %	860
San Francisco, CA	13	3,135	7.2 %	1,128,299	27,000	359,904	90.6 %	847
Seattle, WA	15	2,985	7.4 %	1,146,389	—	384,050	97.3 %	869
Los Angeles, CA	4	1,225	3.0 %	472,430	—	385,657	96.6 %	967
Monterey Peninsula, CA	7	1,567	1.2 %	192,299	—	122,718	96.2 %	728
Other Southern California	3	821	1.4 %	221,093	—	269,297	97.2 %	1,012
Portland, OR	3	752	0.8 %	122,856	—	163,372	97.6 %	903
MID-ATLANTIC REGION								
Metropolitan D.C.	25	9,393	17.1 %	2,650,010	288,530	282,126	97.1 %	925
Baltimore, MD	7	2,219	3.5 %	541,169	58,600	243,880	96.3 %	963
Richmond, VA	4	1,359	1.0 %	160,265	—	117,929	97.5 %	1,017
NORTHEAST REGION								
Boston, MA	13	5,031	13.0 %	2,002,253	323,350	397,983	96.7 %	996
New York, NY	6	2,318	10.1 %	1,569,928	—	677,277	97.8 %	754
Philadelphia, PA	4	1,172	2.8 %	435,330	—	371,442	88.7 %	949
SOUTHEAST REGION								
Tampa, FL	11	3,877	4.2 %	652,802	—	168,378	96.8 %	995
Orlando, FL	11	3,493	3.5 %	540,609	—	154,769	96.4 %	972
Nashville, TN	8	2,260	1.5 %	234,298	—	103,672	97.4 %	933
Other Florida	1	636	0.6 %	93,792	—	147,472	97.0 %	1,130
SOUTHWEST REGION								
Dallas, TX	15	6,218	6.6 %	1,032,325	335,143	166,022	93.4 %	837
Austin, TX	4	1,272	1.2 %	181,477	—	142,671	97.7 %	913
Denver, CO	2	510	1.6 %	248,223	—	486,712	60.5 %	861
Total Operating Communities	165	54,838	96.9 %	15,065,877	1,032,623	$ 274,734	95.7 %	912
Real Estate Under Development (a)	—	161	1.2 %	190,105	—			
Land	—	—	1.3 %	206,018	—			
Held for Disposition	—	—	0.0 %	14,039	—			
Other	—	—	0.6 %	94,033	19,658			
Total Real Estate Owned	165	54,999	100.0 %	$ 15,570,072	$ 1,052,281			

(a) As of December 31, 2022, the Company was developing three wholly owned communities with a total of 715 apartment homes, of which 161 have been completed.

Item 3. LEGAL PROCEEDINGS

We are subject to various legal proceedings and claims arising in the ordinary course of business. We cannot determine the ultimate liability with respect to such legal proceedings and claims at this time. We believe that such liability, to the extent not provided for through insurance or otherwise, will not have a material adverse effect on our financial condition, results of operations or cash flow.

Item 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

Item 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Capital Stock

Common Stock

UDR, Inc.'s common stock has been listed on the New York Stock Exchange ("NYSE") under the symbol "UDR" since May 7, 1990.

On February 8, 2023, there were 2,801 holders of record of the 329,165,608 outstanding shares of our common stock.

We have determined that, for federal income tax purposes, approximately 89% of the distributions for 2022 represented ordinary income, 10% represented long-term capital gain and 1% represented unrecaptured section 1250 gain.

UDR pays regular quarterly distributions to holders of its common stock. Future distributions will be at the discretion of our Board of Directors and will depend on our actual funds from operations, financial condition and capital requirements, the annual distribution requirements under the REIT provisions of the Code, and other factors.

Series E Preferred Stock

The Series E Cumulative Convertible Preferred Stock ("Series E") has no stated par value and a liquidation preference of $16.61 per share. Subject to certain adjustments and conditions, each share of the Series E is convertible at any time at the holder's option into 1.083 shares of our common stock. The holders of the Series E are entitled to vote on an as-converted basis as a single class in combination with the holders of common stock at any meeting of our stockholders for the election of directors or for any other purpose on which the holders of common stock are entitled to vote. The Series E has no stated maturity and is not subject to any sinking fund or any mandatory redemption. In connection with a special dividend (declared on November 5, 2008), the Company reserved for issuance upon conversion of the Series E additional shares of common stock to reflect the number of shares a holder of the Series E would have received if the holder had converted the Series E immediately prior to the record date for this special dividend.

Distributions declared on the Series E for the years ended December 31, 2022 and 2021 were $1.6456 per share, or $0.4114 per quarter, and $1.5700 per share, or $0.3925 per quarter, respectively. The Series E is not listed on any exchange. At December 31, 2022, a total of 2.7 million shares of the Series E were outstanding.

Series F Preferred Stock

We are authorized to issue up to 20.0 million shares of our Series F Preferred Stock ("Series F"). The Series F may be purchased by holders of limited partnership interests in the Operating Partnership and the DownREIT Partnership at a purchase price of $0.0001 per share. Certain OP/DownREIT unitholders were entitled to subscribe for and purchase one share of the Series F for each OP/DownREIT Unit held.

As of December 31, 2022, a total of 12.1 million shares of the Series F were outstanding. Holders of the Series F are entitled to one vote for each share of the Series F they hold, voting together with the holders of our common stock, on each matter submitted to a vote of security holders at a meeting of our stockholders. The Series F does not entitle its holders to any other rights, privileges or preferences.

Distribution Reinvestment and Stock Purchase Plan

We have a Distribution Reinvestment and Stock Purchase Plan under which holders of our common stock may elect to automatically reinvest their distributions and make additional cash payments to acquire additional shares of our common stock. Stockholders who do not participate in the plan continue to receive distributions as and when declared. As of February 8, 2023, there were approximately 1,857 participants in the plan.

Unregistered Sales of Equity Securities

From time to time we issue shares of our common stock in exchange for OP Units tendered to the Operating Partnership for redemption in accordance with the provisions of the Operating Partnership's limited partnership agreement. Under the terms of the Operating Partnership's limited partnership agreement, the holders of OP Units have the right to require the Operating Partnership to redeem all or a portion of the OP Units held by the holder in exchange for a cash payment based on the market value of our common stock at the time of redemption. However, the Operating Partnership's obligation to pay the cash amount is subject to the prior right of the Company to acquire such OP Units in exchange for either the cash amount or the number of shares of our common stock equal to the number of OP Units being redeemed.

During the three months ended December 31, 2022, we did not issue any shares of our common stock upon redemption of OP Units in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933.

Purchases of Equity Securities

In January 2008, UDR's Board of Directors authorized a 15 million share repurchase program. Under the share repurchase program, UDR may repurchase shares of our common stock in open market purchases, block purchases, privately negotiated transactions or otherwise. The following table summarizes all of UDR's repurchases of shares of common stock under this program during the quarter ended December 31, 2022 (*shares in thousands*):

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Number of Shares that May Yet Be Purchased Under the Plan or Program (a)
Beginning Balance	1,523	$ 35.33	1,523	13,477
October 1, 2022 through October 31, 2022	827	40.96	827	12,650
November 1, 2022 through November 30, 2022	—	—	—	12,650
December 1, 2022 through December 31, 2022	—	—	—	12,650
Balance as of December 31, 2022	**2,350**	**$ 37.31**	**2,350**	**12,650**

(a) This number reflects the number of shares that were available for purchase under our 15 million share repurchase program authorized in January 2008.

Comparison of Five-year Cumulative Total Returns

The following graph compares the five-year cumulative total returns for UDR common stock with the comparable cumulative return of the Nareit Equity REIT Index, Standard & Poor's 500 Stock Index, the Nareit Equity Apartment Index and the MSCI U.S. REIT Index. The graph assumes that $100 was invested on December 31, 2017, in each of our common stock and the indices presented. Historical stock price performance is not necessarily indicative of future stock price performance. The comparison assumes that all dividends are reinvested.



Index	Period Ending					
	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
UDR, Inc.	100.00	106.40	129.26	110.47	177.98	118.47
FTSE Nareit Equity Apartment Index	100.00	103.70	130.99	110.89	181.44	123.47
MSCI U.S. REIT Index	100.00	95.43	120.09	110.99	158.79	119.87
S&P 500 Index	100.00	95.62	125.72	148.85	191.58	156.88
FTSE Nareit Equity REITs Index	100.00	95.38	120.17	110.56	158.36	119.77

The performance graph and the related chart and text, are being furnished solely to accompany this Annual Report on Form 10-K pursuant to Item 201(e) of Regulation S-K, and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and are not to be incorporated by reference into any filing of ours, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 6. [RESERVED]

Not Applicable.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements appearing elsewhere herein and is based primarily on our consolidated financial statements for the years ended December 31, 2022, and 2021.

This section of this Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021 of UDR, Inc. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements include, without limitation, statements concerning property acquisitions and dispositions, development activity and capital expenditures, capital raising activities, rent growth, occupancy, rental expense growth and expected or potential impacts of the novel coronavirus disease ("COVID-19") pandemic. Words such as "expects," "anticipates," "intends," "plans," "likely," "will," "believes," "seeks," "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements.

The following factors, among others, could cause our future results to differ materially from those expressed in the forward-looking statements:

- general economic conditions;

- the impact of inflation/deflation;

- unfavorable changes in apartment market and economic conditions that could adversely affect occupancy levels and rental rates, including as a result of COVID-19;

- the failure of acquisitions, developments or redevelopments to achieve anticipated results;

- possible difficulty in selling apartment communities;

- competitive factors that may limit our ability to lease apartment homes or increase or maintain rents;

- insufficient cash flow that could affect our debt financing and create refinancing risk;

- failure to generate sufficient revenue, which could impair our debt service payments and distributions to stockholders;

- development and construction risks that may impact our profitability;

- potential damage from natural disasters, including hurricanes and other weather-related events, which could result in substantial costs to us;

- risks from climate change that impacts our properties or operations;

- risks from extraordinary losses for which we may not have insurance or adequate reserves;

- risks from cybersecurity breaches of our information technology systems and the information technology systems of our third party vendors and other third parties;

- the availability of capital and the stability of the capital markets;

- changes in job growth, home affordability and the demand/supply ratio for multifamily housing;

- the failure of automation or technology to help grow net operating income;

- uninsured losses due to insurance deductibles, self-insurance retention, uninsured claims or casualties, or losses in excess of applicable coverage;

- delays in completing developments and lease-ups on schedule or at expected rent and occupancy levels;

- our failure to succeed in new markets;

- risks that third parties who have an interest in or are otherwise involved in projects in which we have an interest, including mezzanine borrowers, joint venture partners or other investors, do not perform as expected;

- changing interest rates, which could increase interest costs and affect the market price of our securities;

- potential liability for environmental contamination, which could result in substantial costs to us;

- the imposition of federal taxes if we fail to qualify as a REIT under the Code in any taxable year;

- our internal control over financial reporting may not be considered effective which could result in a loss of investor confidence in our financial reports, and in turn have an adverse effect on our stock price; and

- changes in real estate laws, tax laws, rent control or stabilization laws or other laws affecting our business.

A discussion of these and other factors affecting our business and prospects is set forth in Part I, Item 1A. *Risk Factors*. We encourage investors to review these risk factors.

Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore such statements included in this Report may not prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that the results or conditions described in such statements or our objectives and plans will be achieved.

Forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Report, and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required by law.

Business Overview

We are a self-administered real estate investment trust, or REIT, that owns, operates, acquires, renovates, develops, redevelops, disposes of, and manages multifamily apartment communities in targeted markets located in the United States. We were formed in 1972 as a Virginia corporation. In June 2003, we changed our state of incorporation from Virginia to Maryland. Our subsidiaries include the Operating Partnership and the DownREIT Partnership. Unless the context otherwise requires, all references in this Report to "we," "us," "our," "the Company," or "UDR" refer collectively to UDR, Inc., its consolidated subsidiaries and its consolidated joint ventures.

At December 31, 2022, our consolidated real estate portfolio included 165 communities in 13 states plus the District of Columbia totaling 54,999 apartment homes. In addition, we have an ownership interest in 9,099 completed or to-be-completed apartment homes through unconsolidated joint ventures or partnerships, including 6,262 apartment homes owned by entities in which we hold preferred equity investments. The *Same-Store Community* apartment home population for the year ended December 31, 2022, was 47,360.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles ("GAAP") requires management to use judgment in the application of accounting policies, including making estimates and assumptions. A critical accounting policy is one that is both important to our financial condition and results of operations as well as involves some degree of uncertainty. Estimates are prepared based on management's assessment after considering all evidence available. Changes in estimates could affect our financial position or results of operations. Below is a discussion of the accounting policies that we consider critical to understanding our financial condition or results of operations where there is uncertainty or where significant judgment is required. A discussion of our significant accounting policies, including further discussion of the accounting policies described below, can be found in Note 2, *Significant Accounting Policies*, to the Notes to the UDR, Inc. Consolidated Financial Statements included in this Report.

Cost Capitalization

In conformity with GAAP, we capitalize those expenditures that materially enhance the value of an existing asset or substantially extend the useful life of an existing asset. Expenditures necessary to maintain an existing property in ordinary operating condition are expensed as incurred.

In addition to construction costs, we capitalize costs directly related to the predevelopment, development, and redevelopment of a capital project, which include, but are not limited to, interest, real estate taxes, insurance, and allocated development and redevelopment overhead related to support costs for personnel working on the capital projects. We use our professional judgment in determining whether such costs meet the criteria for capitalization or must be expensed as incurred. These costs are capitalized only during the period in which activities necessary to ready an asset for its intended use are in progress and such costs are incremental and identifiable to a specific activity to get the asset ready for its intended use. As each home in a capital project is completed and becomes available for lease-up, the Company ceases capitalization on the related portion. The costs capitalized are reported on the Consolidated Balance Sheets as *Total real estate owned, net of accumulated depreciation.* Amounts capitalized during the years ended December 31, 2022, 2021, and 2020 were $31.3 million, $21.0 million, and $19.0 million, respectively.

Investment in Unconsolidated Entities

We may enter into various joint venture agreements and/or partnerships with unrelated third parties to hold or develop real estate assets. We must determine for each of these ventures whether to consolidate the entity or account for our investment under the equity method of accounting. We determine whether to consolidate a joint venture or partnership based on our rights and obligations under the venture agreement, applying the applicable accounting guidance. The application of the rules in evaluating the accounting treatment for each joint venture or partnership is complex and requires substantial management judgment. We evaluate our accounting for investments on a regular basis including when a significant change in the design of an entity occurs. Throughout our financial statements, and in this Management's Discussion and Analysis of Financial Condition and Results of Operations, we use the term "joint venture" or "partnership" when referring to investments in entities in which we do not have a 100% ownership interest.

We continually evaluate our investments in unconsolidated joint ventures when events or changes in circumstances indicate that there may be an other-than-temporary decline in value. We consider various factors to determine if a decrease in the value of the investment is other-than-temporary. These factors include, but are not limited to, age of the venture, our intent and ability to retain our investment in the entity, the financial condition and long-term prospects of the entity, and the relationships with the other joint venture partners and its lenders. The amount of loss recognized is the excess of the investment's carrying amount over its estimated fair value. If we believe that the decline in fair value is temporary, no impairment is recorded. The aforementioned factors are taken as a whole by management in determining the valuation of our investment property. Should the actual results differ from management's judgment, the valuation could be negatively affected and may result in a negative impact to our Consolidated Financial Statements.

Impairment of Long-Lived Assets

Quarterly or when changes in circumstances warrant, we will assess our real estate properties for indicators of impairment. The judgments regarding the existence of impairment indicators are based on certain factors. Such factors include, among other things, operational performance, market conditions, the Company's intent and ability to hold the related asset, as well as any significant cost overruns on development properties.

If a real estate property has indicators of impairment, we assess whether the long-lived asset's carrying value exceeds the community's undiscounted future cash flows, which is representative of projected net operating income ("NOI") plus the residual value of the community. Our future cash flow estimates are based upon historical results adjusted to reflect our best estimate of future market and operating conditions and our estimated holding periods. If such indicators of impairment are present and the carrying value exceeds the undiscounted cash flows of the community, an impairment loss is recognized equal to the excess of the carrying amount of the asset over its estimated fair value. Our estimates of fair value represent our best estimate based primarily upon unobservable inputs related to rental rates, operating costs, growth rates, discount rates, capitalization rates, industry trends and reference to market rates and transactions.

For long-lived assets to be disposed of, impairment losses are recognized when the fair value of the asset less estimated cost to sell is less than the carrying value of the asset. Properties classified as real estate held for disposition generally represent properties that are actively marketed or contracted for sale with the closing expected to occur within the next twelve months. Real estate held for disposition is carried at the lower of cost, net of accumulated depreciation, or fair value, less the cost to sell, determined on an asset-by-asset basis. Expenditures for ordinary repair and maintenance costs on held for disposition properties are charged to expense as incurred. Expenditures for improvements, renovations, and replacements related to held for disposition properties are capitalized at cost. Depreciation is not recorded on real estate held for disposition.

Real Estate Investment Properties

We purchase real estate investment properties from time to time and record the fair value to various components, such as land, buildings, and intangibles related to in-place leases, based on the fair value of each component. In making estimates of fair values for purposes of allocating purchase price, we utilize various sources, including independent appraisals, our own analysis of recently acquired and existing comparable properties in our portfolio and other market data. The fair value of buildings is determined as if the buildings were vacant upon acquisition and subsequently leased at market rental rates. As such, the determination of fair value considers the present value of all cash flows expected to be generated from the property including an initial lease-up period. We determine the fair value of in-place leases by assessing the net effective rent and remaining term of the lease relative to market terms for similar leases at acquisition. In addition, we consider the cost of acquiring similar leases, the foregone rents associated with the lease-up period, and the carrying costs associated with the lease-up period. The fair value of in-place leases is recorded and amortized as amortization expense over the remaining average contractual lease period.

REIT Status

We are a Maryland corporation that has elected to be treated for federal income tax purposes as a REIT. A REIT is a legal entity that holds interests in real estate and is required by the Code to meet a number of organizational and operational requirements, including a requirement that a REIT must distribute at least 90% of our REIT taxable income (other than our net capital gain) to our stockholders. If we were to fail to qualify as a REIT in any taxable year, we will be subject to federal and state income taxes at the regular corporate rates and may not be able to qualify as a REIT for four years. Based on the net earnings reported for the year ended December 31, 2022 in our Consolidated Statements of Operations, we would have incurred federal and state GAAP income taxes if we had failed to qualify as a REIT.

Summary of Real Estate Portfolio by Geographic Market

The following table summarizes our market information by major geographic markets as of and for the year ended December 31, 2022:

Same-Store Communities	Number of Apartment Communities	December 31, 2022 Number of Apartment Homes	Percentage of Total Carrying Value	Total Carrying Value (in thousands)	Year Ended December 31, 2022 Average Physical Occupancy	Monthly Income per Occupied Home (a)	Net Operating Income (in thousands)
West Region							
Orange County, CA	9	4,595	9.3 %	$ 1,439,802	96.9 %	$ 2,844	$ 118,539
San Francisco, CA	11	2,779	5.9 %	914,296	96.0 %	3,345	76,249
Seattle, WA	14	2,726	6.2 %	968,150	97.5 %	2,709	63,538
Los Angeles, CA	4	1,225	3.0 %	472,430	96.6 %	3,031	31,437
Monterey Peninsula, CA	7	1,567	1.2 %	192,299	96.2 %	2,199	30,856
Other Southern California	3	821	1.5 %	220,987	97.2 %	2,700	19,366
Portland, OR	3	752	0.8 %	122,856	97.6 %	1,974	12,690
Mid-Atlantic Region							
Metropolitan D.C.	23	8,381	15.2 %	2,372,091	97.2 %	2,260	152,139
Baltimore, MD	5	1,597	2.3 %	350,542	96.6 %	1,824	22,451
Richmond, VA	4	1,359	1.0 %	160,265	97.5 %	1,709	20,336
Northeast Region							
Boston, MA	11	4,298	10.9 %	1,701,117	96.8 %	2,978	106,135
New York, NY	6	2,318	10.0 %	1,559,006	98.0 %	4,231	65,731
Philadelphia, PA	1	313	0.7 %	108,463	96.8 %	2,484	6,290
Southeast Region							
Tampa, FL	11	3,877	4.2 %	652,790	96.8 %	1,975	58,384
Orlando, FL	9	2,500	1.6 %	251,978	96.8 %	1,707	35,360
Nashville, TN	8	2,260	1.5 %	234,298	97.4 %	1,636	30,903
Other Florida	1	636	0.6 %	93,792	97.0 %	2,116	10,666
Southwest Region							
Dallas, TX	11	3,866	3.9 %	600,425	97.0 %	1,715	48,749
Austin, TX	4	1,272	1.2 %	181,477	97.7 %	1,824	16,469
Denver, CO	1	218	0.9 %	146,736	95.3 %	3,551	6,565
Total/Average Same-Store Communities	146	47,360	81.9 %	12,743,800	97.0 %	$ 2,425	932,853
Non-Mature, Commercial Properties & Other	19	7,478	16.8 %	2,622,128			108,209
Total Real Estate Held for Investment	165	54,838	98.7 %	15,365,928			1,041,062
Real Estate Under Development (b)	—	161	1.2 %	190,105			(670)
Real Estate Held for Disposition (c)	—	—	0.1 %	14,039			—
Total Real Estate Owned	165	54,999	100.0 %	15,570,072			$ 1,040,392
Total Accumulated Depreciation				(5,762,501)			
Total Real Estate Owned, Net of Accumulated Depreciation				$ 9,807,571			

(a) Monthly Income per Occupied Home represents total monthly revenues divided by the average physical number of occupied apartment homes in our Same-Store portfolio.

(b) As of December 31, 2022, the Company was developing three wholly owned communities with a total of 715 apartment homes, of which 161 have been completed.

(c) The retail component of a development community located in Washington D.C. met the criteria to be classified as held for disposition at December 31, 2022.

We report in two segments: *Same-Store Communities* and *Non-Mature Communities/Other*.

Our *Same-Store Communities* segment represents those communities acquired, developed, and stabilized prior to January 1, 2021 and held as of December 31, 2022. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, there is no plan to conduct substantial redevelopment activities, and the communities are not classified as held for disposition at year end. A community is considered to have stabilized occupancy once it achieves 90% occupancy for at least three consecutive months.

Our *Non-Mature Communities/Other* segment represents those communities that do not meet the criteria to be included in *Same-Store Communities,* including, but not limited to, recently acquired, developed and redeveloped communities, and the non-apartment components of mixed use properties.

COVID-19 Update

We continue to monitor the status and respond to the effects of the COVID-19 pandemic and its impact on our business. While the pandemic and related government measures adversely impacted our business in certain prior periods, the extent of the impact generally has decreased. Future developments regarding COVID-19, however, continue to be uncertain and difficult to predict. There can be no assurances that closures or restrictions in response to COVID-19, including due to new variants, will not be imposed in the future or that other developments related to COVID-19 will not adversely affect our business, results of operations, financial condition and cash flows in future periods.

Liquidity and Capital Resources

Liquidity is the ability to meet present and future financial obligations either through operating cash flows, sales of properties, borrowings under our credit agreements, and/or the issuance of debt and/or equity securities. Our primary source of liquidity is our cash flow from operations, as determined by rental rates, occupancy levels, and operating expenses related to our portfolio of apartment homes, and borrowings under our credit agreements. We routinely use our working capital credit facility, our unsecured revolving credit facility and issuances of commercial paper to temporarily fund certain investing and financing activities prior to arranging for longer-term financing or the issuance of equity or debt securities. During the past several years, proceeds from the sale of real estate have been used for both investing and financing activities as we continue to execute on maintaining a diversified portfolio.

We expect to meet our short-term liquidity requirements generally through net cash provided by property operations and borrowings under our credit agreements and our unsecured commercial paper program. We expect to meet certain long-term liquidity requirements such as scheduled debt maturities, the repayment of financing on development activities, and potential property acquisitions, through net cash provided by property operations, secured and unsecured borrowings, the issuance of debt or equity securities, and/or the disposition of properties. We believe that our net cash provided by property operations and borrowings under our credit agreements and our unsecured commercial paper program will continue to be adequate to meet both operating requirements and the payment of dividends by the Company in accordance with REIT requirements. Likewise, the budgeted expenditures for improvements and renovations of certain properties are expected to be funded from property operations, borrowings under credit agreements, the issuance of debt or equity securities, and/or dispositions of properties.

We have a shelf registration statement filed with the Securities and Exchange Commission, or "SEC," which provides for the issuance of common stock, preferred stock, depositary shares, debt securities, guarantees of debt securities, warrants, subscription rights, purchase contracts and units to facilitate future financing activities in the public capital markets. Access to capital markets is dependent on market conditions at the time of issuance.

In July 2021, the Company entered into an ATM sales agreement under which the Company may offer and sell up to 20.0 million shares of its common stock, from time to time, to or through its sales agents and may enter into separate forward sales agreements to or through its forward purchasers. Upon entering into the ATM sales agreement, the Company simultaneously terminated the sales agreement for its prior at-the-market equity offering program, which was entered into in July 2017. During the year ended December 31, 2022, the Company settled 4.4 million shares of common stock through its ATM program pursuant to the Company's forward sales agreements described below. As of December 31, 2022, we had 14.0 million shares of common stock available for future issuance under the ATM program.

In connection with any forward sales agreement under the Company's ATM program, the relevant forward purchasers will borrow from third parties and, through the relevant sales agent, acting in its role as forward seller, sell a number of shares of the Company's common stock equal to the number of shares underlying the agreement. The Company does not initially receive any proceeds from any sale of borrowed shares by the forward seller.

40

In June 2022, the Company settled all 4.4 million shares under the outstanding forward sales agreements under its ATM program at a weighted average forward price per share of $52.46, which is inclusive of adjustments made to reflect the then-current federal funds rate, the amount of dividends paid to holders of UDR common stock over the term of the agreements and commissions paid to sales agents of approximately $7.5 million, for net proceeds of $230.9 million.

In March 2022, in connection with an underwritten public offering, the Company entered into forward sales agreements to sell 7.0 million shares of its common stock at an initial forward price per share of $57.565. The actual forward price per share received by the Company upon settlement was determined on the applicable settlement dates based on adjustments made to the initial forward price to reflect the then-current federal funds rate and the amount of dividends paid to holders of UDR common stock over the term of the forward sales agreements. During the year ended December 31, 2022, the Company settled all 7.0 million shares under the forward sales agreements at a weighted average forward price per share of $57.07, which is inclusive of adjustments made to reflect the then-current federal funds rate and the amount of dividends paid to holders of UDR common stock, for net proceeds of $399.5 million.

As described above, during the year ended December 31, 2022, the Company settled 11.4 million shares in aggregate under previously announced forward sales agreements, including under the ATM program, for net proceeds of $630.4 million. Aggregate net proceeds from such forward sales, after deducting related expenses, were $629.6 million.

During the year ended December 31, 2022, the Company repurchased 1.2 million shares of its common stock at an average price of $41.14 per share for total consideration of approximately $49.0 million under its share repurchase program.

Future Capital Needs

Future development and redevelopment expenditures may be funded through unsecured or secured credit facilities, unsecured commercial paper, proceeds from the issuance of equity or debt securities, sales of properties, joint ventures, and, to a lesser extent, from cash flows provided by property operations. Acquisition activity in strategic markets may be funded through joint ventures, by the reinvestment of proceeds from the sale of properties, through the issuance of equity or debt securities, the issuance of operating partnership units and the assumption or placement of secured and/or unsecured debt.

During 2023, we have approximately $1.2 million of secured debt maturing, inclusive of principal amortization, and $300.0 million of unsecured debt maturing, comprised solely of unsecured commercial paper. We anticipate repaying the debt due in 2023 with cash flow from our operations, proceeds from debt or equity offerings, proceeds from dispositions of properties, or from borrowings under our credit agreements and our unsecured commercial paper program.

The following table summarizes our material cash requirements as of December 31, 2022 *(dollars in thousands)*:

	Payments Due by Period				
Material Cash Requirements	**2023**	**2024-2025**	**2026-2027**	**Thereafter**	**Total**
Long-term debt obligations	$ 301,242	$ 315,199	$ 1,005,604	$ 3,854,236	$ 5,476,281
Interest on debt obligations (a)	162,003	312,641	268,920	333,131	1,076,695
Letters of credit	2,617	—	—	—	2,617
Operating lease obligations:					
Ground leases (b)	12,442	24,884	24,884	417,895	480,105
	$ 478,304	$ 652,724	$ 1,299,408	$ 4,605,262	$ 7,035,698

(a) Interest payments on variable rate debt instruments are based on each debt instrument's respective year-end interest rate at December 31, 2022.

(b) For purposes of our ground lease contracts, the Company uses the minimum lease payment, if stated in the agreement. For ground lease agreements where there is a rent reset provision based on fair market value or changes in the consumer price index but does not include a specified minimum lease payment, the Company uses the current rent over the remainder of the lease term.

During 2022, we incurred gross interest costs of $169.3 million, of which $13.4 million was capitalized.

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material.

Guarantor Subsidiary Summarized Financial Information

UDR has certain outstanding debt securities that are guaranteed by the Operating Partnership. With respect to this debt, as further outlined below, the Operating Partnership fully and unconditionally guarantees payment of any principal, premium and interest in full to the holders thereof. The Operating Partnership is a subsidiary of UDR, through which UDR conducts a significant portion of its business and holds a substantial amount of its assets. UDR also conducts business through other subsidiaries, including its taxable REIT subsidiaries. In addition to its ownership interest in the Operating Partnership, UDR holds interests in subsidiaries and joint ventures, owns and operates properties, issues securities from time to time and guarantees debt of certain of its subsidiaries. UDR, as the sole general partner of the Operating Partnership, owns 100 percent of the Operating Partnership's general partnership interests and approximately 95 percent of its limited partnership interests and, by virtue thereof, has the ability to control all of the day-to-day operations of the Operating Partnership. UDR has concluded that it is the primary beneficiary of, and therefore consolidates, the Operating Partnership.

The Operating Partnership is the subsidiary guarantor of certain of our registered debt securities, including the $300 million of medium-term notes due September 2026, $300 million of medium-term notes due July 2027, $300 million of medium-term notes due January 2028, $300 million of medium-term notes due January 2029, $600 million of medium-term notes due January 2030, $600 million of medium-term notes due August 2031, $400 million of medium-term notes due August 2032, $350 million of medium-term notes due March 2033, $300 million of medium-term notes due in June 2033 and $300 million of medium-term notes due November 2034.

The Operating Partnership fully and unconditionally guarantees payment of any principal, premium and interest in full to the holders of the notes described above. The guarantee forms part of the indenture under which the notes were issued. If, for any reason, we do not make any required payment in respect of the notes when due, the Operating Partnership will cause the payment to be made to, or to the order of, the applicable paying agent on behalf of the trustee. Holders of the notes may enforce their rights under the guarantee directly against the Operating Partnership without first making a demand or taking action against UDR or any other person or entity. The Operating Partnership may, without the consent of the holders of the notes, assume all of our rights and obligations under the notes and, upon such assumption, we will be released from our liabilities under the indenture and the notes.

The notes are UDR's unsecured general obligations and rank equally with all of UDR's other unsecured and unsubordinated indebtedness outstanding from time to time. As a result, our payment of amounts due on the notes is subordinated to all of our existing and future secured obligations to the extent of the value of the collateral pledged toward any such secured obligation. Our payment of amounts due on the notes also is effectively subordinated to all liabilities, whether secured or unsecured, of any of our non-guarantor subsidiaries because, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to such subsidiaries, we, as an equity holder of such subsidiaries, would not receive distributions from such subsidiaries until claims of any creditors of such subsidiaries are satisfied.

The following tables present the summarized financial information for the Operating Partnership as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021, and 2020. The information presented below excludes eliminations necessary to arrive at the information on a consolidated basis (dollars in thousands):

	December 31, 2022	December 31, 2021
Total real estate, net	$ 2,353,509	$ 2,262,108
Cash and cash equivalents	9	21
Operating lease right-of-use assets	195,296	198,835
Other assets	67,186	96,553
Total assets	$ 2,616,000	$ 2,557,517
Secured debt, net	$ 187,537	$ 143,745
Notes payable to UDR (a)	1,162,308	972,283
Operating lease liabilities	190,495	193,892
Other liabilities	118,103	108,076
Total liabilities	1,658,443	1,417,996
Total capital	$ 957,557	$ 1,139,521

	Year Ended December 31,		
	2022	2021	2020
Total revenue	$ 511,560	$ 440,631	$ 428,747
Property operating expenses	(217,048)	(189,543)	(172,704)
Real estate depreciation and amortization	(155,451)	(152,520)	(143,005)
Gain/(loss) on sale of real estate	—	—	57,960
Operating income/(loss)	139,061	98,568	170,998
Interest expense (a)	(37,792)	(33,098)	(29,357)
Other income/(loss)	(3,589)	9,316	(5,543)
Net income/(loss)	$ 97,680	$ 74,786	$ 136,098

(a) All $1.2 billion and $972.3 million notes payable to UDR as of December 31, 2022 and 2021, respectively, and $35.7 million, $30.8 million and $26.5 million of interest expense on notes payable to UDR for the years ended December 31, 2022, 2021, and 2020, respectively, eliminate upon consolidation of UDR's consolidated financial statements.

Statements of Cash Flows

The following discussion explains the changes in *Net cash provided by/(used in) operating activities*, *Net cash provided by/(used in) investing activities*, and *Net cash provided by/(used in) financing activities* that are presented in our Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021.

Operating Activities

For the year ended December 31, 2022, our *Net cash provided by/(used in) operating activities* was $820.1 million compared to $664.0 million for 2021. The increase in cash flow from operating activities was primarily due to an increase in NOI, primarily driven by higher revenue per occupied home and additional operating communities, including those acquired in 2022 and 2021, and changes in operating assets and liabilities.

Investing Activities

For the year ended December 31, 2022, *Net cash provided by/(used in) investing activities* was $(929.5) million compared to $(1.3) billion for 2021. The decrease in cash used in investing activities was primarily due to a decrease in acquisitions during 2022 and an increase in distributions received from unconsolidated joint ventures and partnerships, partially offset by a decrease in proceeds from the sale of real estate, an increase in investments in unconsolidated joint ventures and partnerships, an increase in spend for development and capital expenditures of real estate assets, and an increase from the net issuance of notes receivable during 2022 compared to the net repayment of notes receivable in 2021.

Acquisitions

In April 2022, the Company acquired a to-be-developed parcel of land located in Fort Lauderdale, Florida for approximately $16.0 million.

In June 2022, the Company acquired a 433 apartment home operating community located in Danvers, Massachusetts for approximately $207.5 million. The Company increased its real estate assets owned by approximately $203.7 million and recorded $3.8 million of in-place lease intangibles.

In June 2022, the Company acquired three contiguous to-be-developed parcels of land located in Dallas, Texas for approximately $90.2 million.

In June 2022, the Company acquired a to-be-developed parcel of land, which included two operating retail components, located in Riverside, California for approximately $29.0 million. The Company increased its real estate assets owned by approximately $28.2 million and recorded $0.8 million of in-place lease intangibles.

In January 2021, the Company acquired a 300 apartment home operating community located in Franklin, Massachusetts, for approximately $77.4 million. In connection with the acquisition, the Company assumed an above-market mortgage note payable secured by the community with an outstanding balance of approximately $51.8 million. The Company increased its real estate assets owned by approximately $82.0 million, recorded $2.0 million of in-place lease intangibles, and recorded a $6.6 million debt premium in connection with the above-market debt assumed.

In April 2021, the Company acquired a 636 apartment home operating community located in Farmers Branch, Texas, for approximately $110.2 million. In connection with the acquisition, the Company assumed an above-market mortgage note payable secured by the community with an outstanding balance of approximately $42.0 million. The Company increased its real estate assets owned by approximately $111.5 million, recorded $3.0 million of in-place lease intangibles, and recorded a $4.3 million debt premium in connection with the above-market debt assumed.

The Company previously had a secured note with an unaffiliated third party with an aggregate commitment of $20.0 million. The note was secured by a parcel of land and related land improvements located in Alameda, California. In September 2020, the developer defaulted on the loan. As a result of the default, in April 2021, the Company took title to the property pursuant to a deed in lieu of foreclosure. The Company increased its real estate assets owned by approximately $25.0 million, the fair market value of the property on the date of the title transfer, and recorded a $0.1 million gain on extinguishment of the secured note to *Interest income and other income/(expense), net* on the Consolidated Statements of Operations. (See Note 2, *Significant Accounting Policies* for further discussion.)

In May 2021, the Company acquired a to-be-developed parcel of land located in Tampa, Florida, for approximately $6.6 million.

In May 2021, the Company acquired a 945 apartment home operating community located in Frisco, Texas, for approximately $166.9 million. In connection with the acquisition, the Company assumed an above-market mortgage note payable secured by the community with an outstanding balance of approximately $89.5 million. The Company increased its real estate assets owned by approximately $169.9 million, recorded $4.1 million of in-place lease intangibles, and recorded a $7.1 million debt premium in connection with the above-market debt assumed.

In June 2021, the Company acquired a 468 apartment home operating community located in Germantown, Maryland, for approximately $121.9 million. The Company increased its real estate assets owned by approximately $119.3 million and recorded $2.6 million of in-place lease intangibles.

In July 2021, the Company acquired a 259 apartment home operating community located in Bellevue, Washington, for approximately $171.9 million. The Company previously had a $115.0 million secured note receivable associated with this operating community. The Company increased its real estate assets owned by approximately $169.1 million and recorded $2.8 million of in-place lease intangibles. In connection with the acquisition of this community, the note and the unpaid accrued interest were paid in full. (See Note 2, *Significant Accounting Policies* for further discussion.)

In August 2021, the Company acquired a 544 apartment home operating community located in Germantown, Maryland, for approximately $127.2 million. The Company increased its real estate assets owned by approximately $124.4 million and recorded $2.8 million of in-place lease intangibles.

In September 2021, the Company acquired a 320 apartment home operating community located in King of Prussia, Pennsylvania, for approximately $116.2 million. The Company increased its real estate assets owned by approximately $113.8 million and recorded $2.4 million of in-place lease intangibles.

In September 2021, the Company acquired a 192 apartment home operating community located in Towson, Maryland, for approximately $57.6 million. The Company increased its real estate assets owned by approximately $54.0 million and recorded $2.4 million of real estate tax intangibles and $1.2 million of in-place lease intangibles.

In September 2021, the Company acquired a 339 apartment home operating community located in Philadelphia, Pennsylvania, for approximately $147.0 million. The Company increased its real estate assets owned by approximately $136.7 million and recorded $7.1 million of real estate tax intangibles and $3.2 million of in-place lease intangibles.

In October 2021, the Company acquired its joint venture partner's common equity interest in a 330 apartment home operating community located in Orlando, Florida, for a total purchase price of approximately $106.0 million. The Company paid for the community by issuing approximately 0.9 million OP Units (valued at $53.00 per unit per the agreement) to the seller, which equaled $47.9 million. In connection with the acquisition, the joint venture construction loan of approximately $39.6 million was repaid. The Company previously held a $16.4 million preferred equity investment in the entity on the date of acquisition, which it accounted for as an unconsolidated equity investment (see Note 5, *Joint Ventures and Partnerships*). As a result, in October 2021, the Company increased its ownership interest to 100% and consolidated the operating community. The Company accounted for the consolidation as an asset acquisition resulting in no gain or loss upon consolidation. The Company increased its real estate assets owned by approximately $103.6 million and recorded $2.4 million of in-place lease intangibles.

In October 2021, the Company acquired a 663 apartment home operating community located in Orlando, Florida, for approximately $177.8 million. The Company increased its real estate assets owned by approximately $174.1 million and recorded $3.7 million of in-place lease intangibles.

In November 2021, the Company acquired a 430 apartment home operating community located in Towson, Maryland, for approximately $125.3 million. The Company increased its real estate assets owned by approximately $122.6 million and recorded $2.7 million of in-place lease intangibles.

Dispositions

In November 2022, the Company sold an operating community located in Orange County, California with a total of 90 apartment homes for gross proceeds of $41.5 million, resulting in a gain of approximately $25.5 million.

In February 2021, the Company sold an operating community located in Anaheim, California, with a total of 386 apartment homes for gross proceeds of $156.0 million, resulting in a gain of approximately $50.8 million.

In October 2021, the Company sold an operating community located in Anaheim, California, with a total of 265 apartment homes for a sales price of $126.0 million, resulting in a gain of approximately $85.2 million.

We plan to continue to pursue our strategy of exiting markets where long-term growth prospects are limited and redeploying capital to primary locations in markets we believe will provide the best investment returns.

Capital Expenditures

We capitalize those expenditures that materially enhance the value of an existing asset or substantially extend the useful life of an existing asset. Expenditures necessary to maintain an existing property in ordinary operating condition are expensed as incurred.

For the year ended December 31, 2022, total capital expenditures of $234.0 million or $4,373 per stabilized home, which in aggregate include recurring capital expenditures and major renovations, were spent across our portfolio, excluding development, as compared to $153.3 million or $3,036 per stabilized home for the prior year.

The increase in total capital expenditures was primarily due to:

- an increase of 108.4%, or $43.7 million, in major renovations, which includes major structural changes and/or architectural revisions to existing buildings;

- an increase of 61.3%, or $27.4 million, in NOI enhancing improvements, such as kitchen and bath remodels and upgrades to common areas; and

- an increase of 15.7%, or $10.0 million, in recurring capital expenditures, which include asset preservation and turnover related expenditures.

The following table outlines capital expenditures and repair and maintenance costs for all of our communities, excluding real estate under development, for the years ended December 31, 2022 and 2021 (*dollars in thousands except Per Home amounts*):

	Year Ended December 31,			Per Home Year Ended December 31,		
	2022	2021	% Change	2022	2021	% Change
Turnover capital expenditures	$ 17,148	$ 15,407	11.3 %	$ 320	$ 305	4.9 %
Asset preservation expenditures	56,713	48,413	17.1 %	1,060	959	10.5 %
Total recurring capital expenditures	73,861	63,820	15.7 %	1,380	1,264	9.2 %
NOI enhancing improvements (a)	72,165	44,727	61.3 %	1,349	886	52.3 %
Major renovations (b)	84,048	40,339	108.4 %	1,571	799	96.6 %
Operations platform	3,917	4,371	(10.4)%	73	87	(16.1)%
Total capital expenditures (c)	$ 233,991	$ 153,257	52.7 %	$ 4,373	$ 3,036	44.0 %
Repair and maintenance expense	$ 84,663	$ 71,147	19.0 %	$ 1,582	$ 1,409	12.3 %
Average home count (d)	53,514	50,488	6.0 %			

(a) NOI enhancing improvements are expenditures that result in increased income generation or decreased expense growth.
(b) Major renovations include major structural changes and/or architectural revisions to existing buildings.
(c) Total capital expenditures includes amounts capitalized during the year. Cash paid for capital expenditures is impacted by the net change in related accruals.
(d) Average number of homes is calculated based on the number of homes outstanding at the end of each month.

We intend to continue to selectively add NOI enhancing improvements, which we believe will provide a return on investment in excess of our cost of capital. Our objective in redeveloping a community is twofold: we aim to meaningfully grow rental rates while also achieving cap rate compression through asset quality improvement.

Consolidated Real Estate Under Development and Redevelopment

At December 31, 2022, our development pipeline consisted of three wholly-owned communities located in Washington D.C., Addison, Texas and Tampa, Florida, totaling 715 homes, of which 161 have been completed, with a budget of $332.5 million, in which we have a gross carrying value of $190.1 million. The communities are estimated to be completed between the first quarter of 2023 and the second quarter of 2024. During 2022, we incurred $198.0 million for development costs, an increase of $20.0 million as compared to costs incurred in 2021 of $178.0 million.

At December 31, 2022, the Company had no communities at which it was conducting substantial redevelopment activities.

Unconsolidated Joint Ventures and Partnerships

The Company recognizes income or losses from our investments in unconsolidated joint ventures and partnerships consisting of our proportionate share of the net income or losses of the joint ventures and partnerships. In addition, we may earn fees for providing management services to the communities held by the unconsolidated joint ventures and partnerships.

The Company's *Investment in and advances to unconsolidated joint ventures and partnerships, net*, are accounted for under the equity method of accounting. For the year ended December 31, 2022:

- we made investments totaling $201.4 million in our unconsolidated joint ventures and partnerships, including contributions of $183.4 million to certain unconsolidated investments under our Developer Capital Program, each of which earns a preferred return;

- our proportionate share of the net income/(loss) of the joint ventures and partnerships was $4.9 million; and

- we received cash distributions of $103.8 million, of which $22.4 million were operating cash flows and $81.4 million were investing cash flows.

We evaluate our investments in unconsolidated joint ventures and partnerships when events or changes in circumstances indicate that there may be an other-than-temporary decline in value. We consider various factors to determine if a decrease in the value of the investment is other-than-temporary. The Company did not recognize any other-than-temporary impairments in the value of its investments in unconsolidated joint ventures or partnerships during the years ended December 31, 2022 and 2021.

Financing Activities

For the years ended December 31, 2022 and 2021, *Net cash provided by/(used in) financing activities* was $111.2 million and $612.5 million, respectively.

The following significant financing activities occurred during the year ended December 31, 2022:

- issued 11.4 million shares of common stock at an average price of $55.29 per share under forward sales agreements for aggregate net proceeds, after deducting related expenses, of approximately $629.6 million;

- repurchased 1.2 million shares of common stock at an average price of $41.14 per share for approximately $49.0 million;

- net proceeds of $80.0 million on our unsecured commercial paper program; and

- paid $483.6 million of distributions to our common stockholders.

The following significant financing activities occurred during the year ended December 31, 2021:

- issued $300.0 million of 2.10% senior unsecured medium-term notes due June 2033, for net proceeds of approximately $298.8 million;

- issued $200.0 million of 3.00% senior unsecured medium-term notes due August 2031, priced at 106.388% of the principal amount to yield 2.259%, resulting in net proceeds of approximately $212.8 million;

- repaid $300.0 million senior unsecured medium-term notes due October 2025;

- net proceeds of $30.0 million on our unsecured commercial paper program;

- issued 19.5 million shares of common stock under forward sales agreements for aggregate net proceeds, after deducting related expenses, of approximately $899.1 million;

- paid $433.8 million of distributions to our common stockholders; and

- paid prepayment and extinguishment costs of $40.8 million from the early prepayment of debt.

Credit Facilities and Commercial Paper Program

The Company has a $1.3 billion unsecured revolving credit facility (the "Revolving Credit Facility") and a $350.0 million unsecured term loan (the "Term Loan"). The credit agreement for these facilities (the "Credit Agreement") allows the total commitments under the Revolving Credit Facility and the total borrowings under the Term Loan to be increased to an aggregate maximum amount of up to $2.5 billion, subject to certain conditions, including obtaining commitments from one or more lenders. The Revolving Credit Facility has a scheduled maturity date of January 31, 2026, with two six-month extension options, subject to certain conditions. The Term Loan has a scheduled maturity date of January 31, 2027. In September 2022, the Company amended the Credit Agreement to change the interest rate benchmark from London Interbank Offered Rate ("LIBOR") to Secured Overnight Financing Rate ("SOFR").

Based on the Company's current credit rating, the Revolving Credit Facility has an interest rate equal to SOFR plus a margin of 85.5 basis points and a facility fee of 15 basis points, and the Term Loan has an interest rate equal to SOFR plus a margin of 93.0 basis points. The margins noted for the current interest rates include a 10 basis point adjustment related to the SOFR transition. Depending on the Company's credit rating, the margin under the Revolving Credit Facility ranges from 70 to 140 basis points, the facility fee ranges from 10 to 30 basis points, and the margin under the Term Loan ranges from 75 to 160 basis points. Further, the Credit Agreement includes sustainability adjustments pursuant to which the applicable margin for the Revolving Credit Facility and the Term Loan were reduced by two basis points in September 2022 upon the Company receiving certain green building certifications, which is reflected in the margins noted above.

As of December 31, 2022, we had no outstanding borrowings under the Revolving Credit Facility, leaving $1.3 billion of unused capacity (excluding $2.6 million of letters of credit at December 31, 2022), and $350.0 million of outstanding borrowings under the Term Loan.

The Company has a working capital credit facility, which provides for a $75.0 million unsecured revolving credit facility (the "Working Capital Credit Facility") with a scheduled maturity date of January 12, 2024. In September 2022, the Company amended its Working Capital Credit Facility to change the interest rate benchmark from LIBOR to SOFR. Based on the Company's current credit rating, the Working Capital Credit Facility has an interest rate equal to SOFR plus a margin of 87.5 basis points. The margin noted for the current interest rate includes a 10 basis point adjustment related to the SOFR transition. Depending on the Company's credit rating, the margin ranges from 70 to 140 basis points.

As of December 31, 2022, we had $28.0 million of outstanding borrowings under the Working Capital Credit Facility, leaving $47.0 million of unused capacity.

The bank revolving credit facilities and the term loan are subject to customary financial covenants and limitations, all of which we were in compliance with at December 31, 2022.

The Company has an unsecured commercial paper program. Under the terms of the program, the Company may issue unsecured commercial paper up to a maximum aggregate amount outstanding of $700.0 million. The notes are sold under customary terms in the United States commercial paper market and rank pari passu with all of the Company's other unsecured indebtedness. The notes are fully and unconditionally guaranteed by the Operating Partnership. As of December 31, 2022, we had issued $300.0 million of commercial paper, for one month terms, at a weighted average annualized rate of 4.7%, leaving $400.0 million of unused capacity.

Interest Rate Risk

We are exposed to interest rate risk associated with variable rate notes payable and maturing debt that has to be refinanced. We do not hold financial instruments for trading or other speculative purposes, but rather issue these financial instruments to finance our portfolio of real estate assets and operations. Interest rate sensitivity is the relationship between changes in market interest rates and the fair value of market rate sensitive assets and liabilities. Our earnings are affected as changes in short-term interest rates impact our cost of variable rate debt and maturing fixed rate debt. We had $530.0 million in variable rate debt that is not subject to interest rate swap contracts as of December 31, 2022. If market interest rates for variable rate debt increased by 100 basis points, our interest expense would increase by $5.9 million based on the average balance outstanding during the year.

These amounts are determined by considering the impact of hypothetical interest rates on our borrowing cost. This analysis does not consider the effects of the adjusted level of overall economic activity that could exist in such an environment or actions we may take to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no change in our financial structure.

The Company also utilizes derivative financial instruments to manage interest rate risk and generally designates these financial instruments as cash flow hedges. See Note 14, *Derivatives and Hedging Activities*, in the Notes to the UDR Consolidated Financial Statements included in this Report for additional discussion of derivative instruments.

A presentation of cash flow metrics based on GAAP is as follows (*dollars in thousands*):

| | Year Ended December 31, | |
	2022	2021
Net cash provided by/(used in) operating activities	$ 820,071	$ 663,960
Net cash provided by/(used in) investing activities	(929,528)	(1,272,253)
Net cash provided by/(used in) financing activities	111,233	612,540

Results of Operations

The following discussion explains the changes in results of operations that are presented in our Consolidated Statements of Operations for the years ended December 31, 2022 and 2021.

Net Income/(Loss) Attributable to Common Stockholders

Net income/(loss) attributable to common stockholders was $82.5 million ($0.26 per diluted share) for the year ended December 31, 2022, as compared to $145.8 million ($0.48 per diluted share) for the prior year. The decrease resulted primarily from the following items, all of which are discussed in further detail elsewhere within this Report:

- a gain of $25.5 million from the sale of one operating community located in Orange County, California, during the year ended December 31, 2022 as compared to gains of $136.1 million from the sale of two operating communities located in Anaheim, California, during the year ended December 31, 2021;

- an increase in depreciation expense of $58.6 million primarily due to communities acquired in 2022 and 2021, partially offset by assets that became fully depreciated in 2022 and 2021;

- a decrease in income from unconsolidated entities of $60.7 million primarily due to $(35.5) million of investment income/(loss) from RETV I during the year ended December 31, 2022 as compared to $50.8 million during the year ended December 31, 2021, which primarily related to unrealized gains/(losses) from one portfolio investment held by RETV I, SmartRent, partially offset by $10.6 million of net variable upside participation recorded on the sale of a DCP community in 2022 and an increase in income from our preferred equity investments; and

- a decrease in interest income and other income/(expense), net of $22.0 million primarily due to a $(15.7) million unrealized loss due to the decrease in SmartRent's public share price during the year ended December 31, 2022 as compared to a $6.6 million unrealized gain due to the increase in SmartRent's public share price during the year ended December 31, 2021.

This was partially offset by:

- an increase in total property NOI of $173.3 million primarily due to higher revenue per occupied home, NOI from additional operating communities, including those acquired in 2022 and 2021, and a decrease in rent concessions, partially offset by an increase in property operating expenses; and

- a decrease in interest expense of $30.4 million primarily due to $42.3 million of extinguishment cost from the prepayment of debt during the year ended December 31, 2021 as compared to none for the year ended December 31, 2022, partially offset by an increase in average interest rates during the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Apartment Community Operations

Our net income results are primarily from NOI generated from the operation of our apartment communities. The Company defines NOI, which is a non-GAAP financial measure, as rental income less direct property rental expenses. Rental income represents gross market rent less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense which is calculated as 3.25% of property revenue, and land rent. Property management expense covers costs directly related to consolidated property operations, inclusive of corporate management, regional supervision, accounting and other costs.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization.

Although the Company considers NOI a useful measure of operating performance, NOI should not be considered an alternative to net income or net cash flow from operating activities as determined in accordance with GAAP. NOI excludes several income and expense categories as detailed in the reconciliation of NOI to *Net income/(loss) attributable to UDR, Inc.* below.

The following table summarizes the operating performance of our total property NOI for each of the periods presented *(dollars in thousands)*:

	Year Ended December 31, (a)			Year Ended December 31, (b)		
	2022	2021	% Change	2021	2020	% Change
Same-Store Communities:						
Same-Store rental income	$ 1,337,003	$ 1,203,921	11.1 %	$ 1,147,259	$ 1,130,760	1.5 %
Same-Store operating expense (c)	(404,150)	(382,226)	5.7 %	(356,761)	(344,149)	3.7 %
Same-Store NOI	932,853	821,695	13.5 %	790,498	786,611	0.5 %
Non-Mature Communities/Other NOI:						
Stabilized, non-mature communities NOI (d)	88,767	33,789	162.7 %	62,906	24,645	155.2 %
Acquired communities NOI	—	—	—	4,156	—	N/A
Development communities NOI	2,306	(418)	NM *	(417)	(127)	NM *
Non-residential/other NOI (e)	14,801	5,296	179.5 %	5,114	27,689	(81.5)%
Sold and held for disposition communities NOI	1,665	6,763	(75.4)%	4,868	14,884	(67.3)%
Total Non-Mature Communities/Other NOI	107,539	45,430	136.7 %	76,627	67,091	14.2 %
Total property NOI	$ 1,040,392	$ 867,125	20.0 %	$ 867,125	$ 853,702	1.6 %

*   Not meaningful
(a) Same-Store consists of 47,360 apartment homes.
(b) Same-Store consists of 45,143 apartment homes.
(c) Excludes depreciation, amortization, and property management expenses.
(d) Represents non-mature communities that have achieved 90% occupancy for three consecutive months but do not meet the criteria to be included in Same-Store Communities.
(e) Primarily non-residential revenue and expense and straight-line adjustment for concessions.

The following table is our reconciliation of *Net income/(loss) attributable to UDR, Inc.* to total property NOI for each of the periods presented (*dollars in thousands):*

	Year Ended December 31,		
	2022	2021	2020
Net income/(loss) attributable to UDR, Inc.	$ 86,924	$ 150,016	$ 64,266
Joint venture management and other fees	(5,022)	(6,102)	(5,069)
Property management	49,152	38,540	35,538
Other operating expenses	17,493	21,649	22,762
Real estate depreciation and amortization	665,228	606,648	608,616
General and administrative	64,144	57,541	49,885
Casualty-related charges/(recoveries), net	9,733	3,748	2,131
Other depreciation and amortization	14,344	13,185	10,013
(Gain)/loss on sale of real estate owned	(25,494)	(136,052)	(119,277)
(Income)/loss from unconsolidated entities	(4,947)	(65,646)	(18,844)
Interest expense	155,900	186,267	202,706
Interest income and other (income)/expense, net	6,933	(15,085)	(6,274)
Tax provision/(benefit), net	349	1,439	2,545
Net income/(loss) attributable to redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership	5,613	10,873	4,543
Net income/(loss) attributable to noncontrolling interests	42	104	161
Total property NOI	$ 1,040,392	$ 867,125	$ 853,702

Same-Store Communities

Our *Same-Store Community* properties (those acquired, developed, and stabilized prior to January 1, 2021 and held on December 31, 2022) consisted of 47,360 apartment homes and provided 89.7% of our total NOI for the year ended December 31, 2022.

NOI for our *Same-Store Community* properties increased 13.5%, or $111.2 million, for the year ended December 31, 2022 compared to the same period in 2021. The increase in property NOI was attributable to an 11.1%, or $133.1 million, increase in property rental income, which was partially offset by a 5.7%, or $21.9 million, increase in operating expenses. The increase in property rental income was primarily driven by a 9.2%, or $105.2 million, increase in rental rates, an $18.0 million decrease in rent concessions and a 9.4%, or $12.5 million, increase in reimbursement and ancillary and fee income. Weighted average physical occupancy remained the same at 97.0% and total monthly income per occupied home increased 11.1% to $2,425.

The increase in operating expenses was primarily driven by an 11.0%, or $7.3 million, increase in repair and maintenance expense due to the increased use of third party vendors and an increase in the number of homes that turned as well as the impact of inflation on those third party vendor costs, a 25.5%, or $5.1 million, increase in insurance expense due to increased claims, a 7.9%, or $4.0 million, increase in utilities, which was primarily due an increase in energy costs, and a 2.7%, or $4.4 million, increase in real estate taxes due to higher assessed valuations.

The operating margin (property net operating income divided by property rental income) was 69.8% and 68.3% for the years ended December 31, 2022 and 2021, respectively.

Non-Mature Communities/Other

UDR's *Non-Mature Communities/Other* represent those communities that do not meet the criteria to be included in *Same-Store Communities*, which include communities recently developed or acquired, redevelopment properties, sold or held for disposition properties, and non-apartment components of mixed use properties.

The remaining 10.3%, or $107.5 million, of our total NOI during the year ended December 31, 2022 was generated from our *Non-Mature Communities/Other*. NOI from *Non-Mature Communities/Other* increased by 136.7%, or $62.1 million, for the year ended December 31, 2022 as compared to the same period in 2021. The increase was primarily attributable to a $55.0 million increase in NOI from stabilized, non-mature communities, primarily due to communities acquired in 2022 and 2021, and a $9.5 million increase in non-residential/other primarily due to changes in straight-line rent as a result of decreased tenant rent concessions during 2021, partially offset by a $5.1 million decrease in sold and held for disposition communities.

Real estate depreciation and amortization

For the years ended December 31, 2022 and 2021, the Company recognized real estate depreciation and amortization of $665.2 million and $606.6 million, respectively. The increase in 2022 as compared to 2021 was primarily attributable to communities acquired in 2022 and 2021, partially offset by assets that became fully depreciated in 2022 and 2021.

Gain/(Loss) on Sale of Real Estate Owned

During the year ended December 31, 2022, the Company recognized a gain of $25.5 million from the sale of one operating community located in Orange County, California.

During the year ended December 31, 2021, the Company recognized gains of $136.1 million from the sale of two operating communities located in Anaheim, California.

Income/(Loss) from Unconsolidated Entities

For the years ended December 31, 2022 and 2021, we recognized income/(loss) from unconsolidated entities of $4.9 million and $65.6 million, respectively. The decrease in 2022 as compared to 2021 was primarily due to $(35.5) million of investment income/(loss) from RETV I during the year ended December 31, 2022 as compared to $50.8 million during the year ended December 31, 2021, which primarily related to unrealized gains/(losses) from one portfolio investment held by RETV I, SmartRent, partially offset by $10.6 million of net variable upside participation recorded on the sale of a DCP community in 2022 and an increase in income from our preferred equity investments.

Interest expense

For the years ended December 31, 2022 and 2021, the Company recognized interest expense of $155.9 million and $186.3 million, respectively. The decrease in 2022 as compared to 2021 was primarily attributable to $42.3 million of extinguishment cost from the prepayment of debt during the year ended December 31, 2021 as compared to none for the year ended December 31, 2022, partially offset by an increase in average interest rates during the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Interest income and other income/(expense), net

For the years ended December 31, 2022 and 2021, the Company recognized interest income and other income/(expense), net of $(6.9) million and $15.1 million, respectively. The decrease of $22.0 million was primarily due to a $(15.7) million unrealized loss due to the decrease in SmartRent's public share price during the year ended December 31, 2022 as compared to a $6.6 million unrealized gain due to the increase in SmartRent's public share price during the year ended December 31, 2021.

Inflation

Inflation primarily impacts our results of operations as a result of wage pressures and increases in utilities and repair and maintenance costs. In addition, inflation could also impact our general and administrative expenses, the interest on our debt if variable or refinanced in a high-inflationary environment, our cost of capital, and our cost of development, redevelopment, maintenance or other operating activities. However, the majority of our apartment leases have initial terms of 12 months or less, which generally enables us to compensate for inflationary effects by increasing rents on our apartment homes. Although an extreme or sustained escalation in costs could have a negative impact on our residents and their ability to absorb rent increases, we do not believe this had a material impact on our results for the year ended December 31, 2022.

Funds from Operations, Funds from Operations as Adjusted, and Adjusted Funds from Operations

Funds from Operations

Funds from operations ("FFO") attributable to common stockholders and unitholders is defined as *Net income/(loss) attributable to common stockholders* (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate related to the main business of the Company or of investments in non-consolidated investees that are directly attributable to decreases in the fair value of depreciable real estate held by the investee, gains and losses from sales of depreciable real estate related to the main business of the Company and income taxes directly associated with those gains and losses, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, and the Company's share of unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's ("Nareit") definition issued in April 2002 and restated in November 2018. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. Thus, Nareit created FFO as a supplemental measure of a REIT's operating performance. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP Units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance, and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs.

Funds from Operations as Adjusted

FFO as Adjusted ("FFOA") attributable to common stockholders and unitholders is defined as FFO excluding the impact of non-comparable items including, but not limited to, acquisition-related costs, prepayment costs/benefits associated with early debt retirement, impairment write-downs or gains and losses on sales of real estate or other assets incidental to the main business of the Company and income taxes directly associated with those gains and losses, casualty-related expenses and recoveries, severance costs and legal and other costs.

Management believes that FFOA is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and enables investors to more easily compare our operating results with other REITs. FFOA is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. We believe that *Net income/(loss) attributable to common stockholders* is the most directly comparable GAAP financial measure to FFOA. However, other REITs may use different methodologies for calculating FFOA or similar FFO measures and, accordingly, our FFOA may not always be comparable to FFOA or similar FFO measures calculated by other REITs. FFOA should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity.

Adjusted Funds from Operations

Adjusted FFO ("AFFO") attributable to common stockholders and unitholders is defined as FFOA less recurring capital expenditures on consolidated communities that are necessary to help preserve the value of and maintain functionality at our communities. Therefore, management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFOA.

AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. We believe that *Net income/(loss) attributable to common stockholders* is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO enables investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions.

The following table outlines our reconciliation of *Net income/(loss) attributable to common stockholders* to FFO, FFOA, and AFFO for the years ended December 31, 2022, 2021, and 2020 (*dollars in thousands*):

	Year Ended December 31,		
	2022	**2021**	**2020**
Net income/(loss) attributable to common stockholders	$ **82,512**	$ 145,787	$ 60,036
Real estate depreciation and amortization	**665,228**	606,648	608,616
Noncontrolling interests	**5,655**	10,977	4,704
Real estate depreciation and amortization on unconsolidated joint ventures	**30,062**	31,967	35,023
Net gain on the sale of unconsolidated depreciable property	**—**	(2,460)	—
Net gain on the sale of depreciable real estate owned, net of tax	**(25,494)**	(136,001)	(118,852)
FFO attributable to common stockholders and unitholders, basic	$ **757,963**	$ 656,918	$ 589,527
Distributions to preferred stockholders — Series E (Convertible)	**4,412**	4,229	4,230
FFO attributable to common stockholders and unitholders, diluted	$ **762,375**	$ 661,147	$ 593,757
Income/(loss) per weighted average common share, diluted	$ **0.26**	$ 0.48	$ 0.20
FFO per weighted average common share and unit, basic	$ **2.21**	$ 2.04	$ 1.86
FFO per weighted average common share and unit, diluted	$ **2.20**	$ 2.02	$ 1.85
Weighted average number of common shares and OP/DownREIT Units outstanding — basic	**343,149**	322,744	316,855
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding — diluted	**347,094**	327,039	320,187
Impact of adjustments to FFO:			
Debt extinguishment and other associated costs	$ **—**	$ 42,336	$ 49,190
Debt extinguishment and other associated costs on unconsolidated joint ventures	**—**	1,682	—
Variable upside participation on DCP, net	**(10,622)**	—	—
Legal and other	**1,493**	5,319	8,973
Realized (gain)/loss on real estate technology investments, net of tax	**(6,992)**	(1,980)	1,005
Unrealized (gain)/loss on real estate technology investments, net of tax	**52,663**	(55,947)	(4,587)
Severance costs	**441**	2,280	1,948
Casualty-related charges/(recoveries), net	**9,733**	3,960	2,545
Casualty-related charges/(recoveries) on unconsolidated joint ventures, net	**—**	—	31
	$ **46,716**	$ (2,350)	$ 59,105
FFOA attributable to common stockholders and unitholders, diluted	$ **809,091**	$ 658,797	$ 652,862
FFOA per weighted average common share and unit, diluted	$ **2.33**	$ 2.01	$ 2.04
Recurring capital expenditures	**(77,710)**	(63,820)	(56,924)
AFFO attributable to common stockholders and unitholders, diluted	$ **731,381**	$ 594,977	$ 595,938
AFFO per weighted average common share and unit, diluted	$ **2.11**	$ 1.82	$ 1.86

The following table is our reconciliation of FFO share information to weighted average common shares outstanding, basic and diluted, reflected on the UDR Consolidated Statements of Operations for the years ended December 31, 2022, 2021, and 2020 *(shares in thousands):*

	Year Ended December 31,		
	2022	**2021**	**2020**
Weighted average number of common shares and OP/DownREIT Units outstanding — basic	**343,149**	322,744	316,855
Weighted average number of OP/DownREIT Units outstanding	**(21,478)**	(22,418)	(22,310)
Weighted average number of common shares outstanding — basic per the Consolidated Statements of Operations	**321,671**	300,326	294,545
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding — diluted	**347,094**	327,039	320,187
Weighted average number of OP/DownREIT Units outstanding	**(21,478)**	(22,418)	(22,310)
Weighted average number of Series E Cumulative Convertible Preferred shares outstanding	**(2,916)**	(2,918)	(2,950)
Weighted average number of common shares outstanding — diluted per the Consolidated Statements of Operations	**322,700**	301,703	294,927

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information required by this item is included in and incorporated by reference from Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Report.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements and related financial information required to be filed are attached to this Report. Reference is made to page F-1 of this Report for the Index to Consolidated Financial Statements and Schedules of UDR, Inc.

Report of independent registered public accounting firm (PCAOB 00042); Ernst & Young LLP, Denver Colorado.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The disclosure controls and procedures of the Company are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and disclosed within the time periods specified in the SEC's rules and forms. Our disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. As a result, our disclosure controls and procedures are designed to provide reasonable assurance that such disclosure controls and procedures will meet their objectives.

As of December 31, 2022, we carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of the Company of the effectiveness of the design and operation of the disclosure controls and procedures of the Company. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer of the Company concluded that the disclosure controls and procedures of the Company are effective at the reasonable assurance level described above.

Management's Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 for the Company. Under the supervision and with the participation of the management, the Chief Executive Officer and Chief Financial Officer of the Company conducted an assessment of the effectiveness of the internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations (2013 Framework) (COSO). Based on such evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Report, has audited UDR, Inc.'s internal control over financial reporting as of December 31, 2022. The report of Ernst & Young LLP, which expresses an unqualified opinion on UDR, Inc.'s internal control over financial reporting as of December 31, 2022, is included under the heading "Report of Independent Registered Public Accounting Firm" of UDR, Inc. contained in this Report.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) during the fourth fiscal quarter to which this Report relates that materially affected, or are reasonably likely to materially affect, the internal control over financial reporting of the Company.

Item 9B. OTHER INFORMATION

None.

Item 9C. DISCLOSURE REGARDING FOREIGN JURSIDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to the information set forth under the headings "Proposal No. 1 Election of Directors," "Corporate Governance Matters," "Audit Committee Report," "Corporate Governance Matters-Board Leadership Structure and Committees-Audit Committee Financial Expert," "Corporate Governance Matters-Identification and Selection of Nominees for Directors," "Corporate Governance Matters-Board of Directors and Committee Meetings" and "Executive Officers" in UDR, Inc.'s definitive proxy statement (our "definitive proxy statement") for its 2023 Annual Meeting of Stockholders.

We have a code of ethics for senior financial officers that applies to our principal executive officer, all members of our finance staff, including the principal financial officer, the principal accounting officer, the treasurer and the controller, our director of investor relations, our corporate secretary, and all other Company officers. We also have a code of business conduct and ethics that applies to all of our employees. Information regarding our codes is available on our website, *www.udr.com*, and is incorporated by reference to the information set forth under the heading "Corporate Governance Matters" in our definitive proxy statement for UDR's 2023 Annual Meeting of Stockholders. We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, a provision of our codes by posting such amendment or waiver on our website.

Item 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the information set forth under the headings "Security Ownership of Certain Beneficial Owners and Management," "Corporate Governance Matters-Board Leadership Structure and Committees-Compensation Committee Interlocks and Insider Participation," "Executive Compensation," "Compensation of Directors" and "Executive Compensation-Compensation Committee Report" in the definitive proxy statement for UDR's 2023 Annual Meeting of Stockholders.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to the information set forth under the headings "Security Ownership of Certain Beneficial Owners and Management," "Executive Compensation" and "Executive Compensation-Equity Compensation Plan Information" in the definitive proxy statement for UDR's 2023 Annual Meeting of Stockholders.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the information set forth under the heading "Security Ownership of Certain Beneficial Owners and Management," "Corporate Governance Matters-Corporate Governance Overview," "Corporate Governance Matters-Director Independence," "Corporate Governance Matters-Board Leadership Structure and Committees-Independence of the Audit, Compensation, Governance and Nominating Committees," and "Executive Compensation" in the definitive proxy statement for UDR's 2023 Annual Meeting of Stockholders.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the information set forth under the headings "Audit Matters-Audit Fees" and "Audit Matters-Pre-Approval Policies and Procedures" in the definitive proxy statement for UDR's 2023 Annual Meeting of Stockholders.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report:

1. Financial Statements. See Index to Consolidated Financial Statements and Schedules of UDR, Inc. on page F-1 of this Report.

2. Financial Statement Schedules. See Index to Consolidated Financial Statements and Schedules of UDR, Inc. on page S-1 of this Report. All other schedules are omitted because they are not required, are inapplicable, or the required information is included in the financial statements or notes thereto.

3. Exhibits. The exhibits filed with this Report are set forth in the Exhibit Index appearing immediately below.

EXHIBIT INDEX

The exhibits listed below are filed as part of this Report. References under the caption "Location" to exhibits or other filings indicate that the exhibit or other filing has been filed, that the indexed exhibit and the exhibit referred to are the same and that the exhibit referred to is incorporated by reference. Management contracts and compensatory plans or arrangements filed as exhibits to this Report are identified by an asterisk. The Commission file number for UDR, Inc.'s Exchange Act filings referenced below is 1-10524.

Exhibit	Description	Location
2.01	Partnership Interest Purchase and Exchange Agreement dated as of September 10, 1998, by and between UDR, Inc., United Dominion Realty, L.P., American Apartment Communities Operating Partnership, L.P., AAC Management LLC, Schnitzer Investment Corp., Fox Point Ltd. and James D. Klingbeil including as an exhibit thereto the proposed form of the Third Amended and Restated Limited Partnership Agreement of United Dominion Realty, L.P.	Exhibit 2(d) to UDR, Inc.'s Form S-3 Registration Statement (Registration No. 333-64281) filed with the Commission on September 25, 1998.
2.02	Agreement of Purchase and Sale dated as of August 13, 2004, by and between United Dominion Realty, L.P., a Delaware limited partnership, as Buyer, and Essex The Crest, L.P., a California limited partnership, Essex El Encanto Apartments, L.P., a California limited partnership, Essex Hunt Club Apartments, L.P., a California limited partnership, and the other signatories named as Sellers therein.	Exhibit 2.1 to UDR, Inc.'s Current Report on Form 8-K dated September 28, 2004 and filed with the Commission on September 29, 2004.
2.03	First Amendment to Agreement of Purchase and Sale dated as of September 29, 2004, by and between United Dominion Realty, L.P., a Delaware limited partnership, as Buyer, and Essex The Crest, L.P., a California limited partnership, Essex El Encanto Apartments, L.P., a California limited partnership, Essex Hunt Club Apartments, L.P., a California limited partnership, and the other signatories named as Sellers therein.	Exhibit 2.2 to UDR, Inc.'s Current Report on Form 8-K dated September 29, 2004 and filed with the Commission on October 5, 2004.

Exhibit	Description	Location
2.04	Second Amendment to Agreement of Purchase and Sale dated as of October 26, 2004, by and between United Dominion Realty, L.P., a Delaware limited partnership, as Buyer, and Essex The Crest, L.P., a California limited partnership, Essex El Encanto Apartments, L.P., a California limited partnership, Essex Hunt Club Apartments, L.P., a California limited partnership, and the other signatories named as Sellers therein.	Exhibit 2.3 to UDR, Inc.'s Current Report on Form 8-K/A dated September 29, 2004 and filed with the Commission on November 1, 2004.
2.05	Agreement of Purchase and Sale dated as of January 23, 2008, by and between UDR, Inc., United Dominion Realty, L.P., UDR Texas Properties LLC, UDR Western Residential, Inc., UDR South Carolina Trust, UDR Ohio Properties, LLC, UDR of Tennessee, L.P., UDR of NC, Limited Partnership, Heritage Communities L.P., Governour's Square of Columbus Co., Fountainhead Apartments Limited Partnership, AAC Vancouver I, L.P., AAC Funding Partnership III, AAC Funding Partnership II and DRA Fund VI LLC.	Exhibit 2.1 to UDR, Inc.'s Current Report on Form 8-K dated January 23, 2008 and filed with the Commission on January 29, 2008.
2.06	First Amendment to Agreement of Purchase and Sale dated as of February 14, 2008, by and between UDR, Inc., United Dominion Realty, L.P., UDR Texas Properties LLC, UDR Western Residential, Inc., UDR South Carolina Trust, UDR Ohio Properties, LLC, UDR of Tennessee, L.P., UDR of NC, Limited Partnership, Heritage Communities L.P., Governour's Square of Columbus Co., Fountainhead Apartments Limited Partnership, AAC Vancouver I, L.P., AAC Funding Partnership III, AAC Funding Partnership II and DRA Fund VI LLC.	Exhibit 2.2 to UDR, Inc.'s Current Report on Form 8-K/A dated March 3, 2008 and filed with the Commission on May 2, 2008.
2.07	Contribution Agreement by and among Home Properties, L.P., UDR, Inc., United Dominion Realty, L.P. and LSREF 4 Lighthouse Acquisitions, LLC, dated June 22, 2015 (UDR, Inc. and United Dominion Realty, L.P. have omitted certain schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K and shall furnish supplementally to the Commission copies of any of the omitted schedules and exhibits upon request by the Commission.)	Exhibit 2.1 to UDR, Inc.'s Current Report on Form 8-K dated and filed with the Commission on June 22, 2015.
2.08	Amendment Agreement, dated as of August 27, 2015, by and among UDR, Inc., United Dominion Realty, L.P., Home Properties, Inc., Home Properties, L.P., LSREF4 Lighthouse Acquisitions, LLC LSREF4 Lighthouse Corporate Acquisitions, LLC and LSREF4 Lighthouse Operating Acquisitions, LLC.	Exhibit 2.1 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.
3.01	Articles of Restatement of UDR, Inc.	Exhibit 3.09 to UDR, Inc.'s Current Report on Form 8-K dated July 27, 2005 and filed with the Commission on August 1, 2005.

Exhibit	Description	Location
3.02	Articles of Amendment to the Articles of Restatement of UDR, Inc. dated and filed with the State Department of Assessments and Taxation of the State of Maryland on March 14, 2007.	Exhibit 3.2 to UDR, Inc.'s Current Report on Form 8-K dated March 14, 2007 and filed with the Commission on March 15, 2007.
3.03	Articles of Amendment to the Articles of Restatement of UDR, Inc. dated August 30, 2011 and filed with the State Department of Assessments and Taxation of the State of Maryland on August 31, 2011.	Exhibit 3.1 to UDR, Inc.'s Current Report on Form 8-K dated August 29, 2011 and filed with the Commission on September 1, 2011.
3.04	Articles of Amendment to the Articles of Restatement of UDR, Inc. dated and filed with the State Department of Assessments and Taxation of the State of Maryland on May 24, 2018.	Exhibit 3.1 to UDR, Inc.'s Current Report on Form 8-K dated May 24, 2018 and filed with the SEC on May 29, 2018.
3.05	Articles of Amendment to the Articles of Restatement of UDR, Inc. dated and filed with the State Department of Assessments and Taxation of the State of Maryland on July 27, 2021.	Exhibit 3.1 to UDR, Inc.'s Current Report on Form 8-K dated July 29, 2021 and filed with the SEC on July 29, 2021.
3.06	Articles Supplementary relating to UDR, Inc.'s 6.75% Series G Cumulative Redeemable Preferred Stock dated and filed with the State Department of Assessments and Taxation of the State of Maryland on May 30, 2007.	Exhibit 3.4 to UDR, Inc.'s Form 8-A Registration Statement dated and filed with the Commission on May 30, 2007.
3.07	Amended and Restated Bylaws of UDR, Inc. (as amended through May 24, 2018).	Exhibit 3.6 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018.
4.01	Form of UDR, Inc. Common Stock Certificate.	Exhibit 4.1 to UDR, Inc.'s Current Report on Form 8-K dated March 14, 2007 and filed with the Commission on March 15, 2007.
4.02	Senior Indenture dated as of November 1, 1995, by and between UDR, Inc. and First Union National Bank of Virginia, N.A., as trustee.	Exhibit 4(ii)(h)(1) to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.
4.03	Supplemental Indenture dated as of June 11, 2003, by and between UDR, Inc. and Wachovia Bank, National Association, as trustee.	Exhibit 4.03 to UDR, Inc.'s Current Report on Form 8-K dated June 17, 2004 and filed with the Commission on June 18, 2004.
4.04	Subordinated Indenture dated as of August 1, 1994 by and between UDR, Inc. and Crestar Bank, as trustee.	Exhibit 4(i)(m) to UDR, Inc.'s Form S-3 Registration Statement (Registration No. 33-64725) filed with the Commission on November 15, 1995.
4.05	Form of UDR, Inc. Senior Debt Security.	Exhibit 4(i)(n) to UDR, Inc.'s Form S-3 Registration Statement (Registration No. 33-64725) filed with the Commission on November 15, 1995.
4.06	Form of UDR, Inc. Subordinated Debt Security.	Exhibit 4(i)(p) to UDR, Inc.'s Form S-3 Registration Statement (Registration No. 33-55159) filed with the Commission on August 19, 1994.

Exhibit	Description	Location
4.07	Form of UDR, Inc. Fixed Rate Medium-Term Note, Series A.	Exhibit 4.01 to UDR, Inc.'s Current Report on Form 8-K dated March 20, 2007 and filed with the Commission on March 22, 2007.
4.08	Form of UDR, Inc. Floating Rate Medium-Term Note, Series A.	Exhibit 4.02 to UDR, Inc.'s Current Report on Form 8-K dated March 20, 2007 and filed with the Commission on March 22, 2007.
4.09	Indenture dated as of April 1, 1994, by and between UDR, Inc. and Nationsbank of Virginia, N.A., as trustee.	Exhibit 4(ii)(f)(1) to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.
4.10	Supplemental Indenture dated as of August 20, 2009, by and between UDR, Inc. and U.S. Bank National Association, as trustee, to UDR, Inc.'s Indenture dated as of April 1, 1994.	Exhibit 4.1 to UDR, Inc.'s Current Report on Form 8-K dated August 20, 2009 and filed with the Commission on August 21, 2009.
4.11	Guaranty of United Dominion Realty, L.P. with respect to UDR, Inc.'s Indenture dated as of November 1, 1995.	Exhibit 99.1 to UDR, Inc.'s Current Report on Form 8-K dated and filed with the Commission on September 30, 2010.
4.12	Guaranty of United Dominion Realty, L.P. with respect to UDR, Inc.'s Indenture dated as of October 12, 2006.	Exhibit 99.2 to UDR, Inc.'s Current Report on Form 8-K dated and filed with the Commission on September 30, 2010.
4.13	First Supplemental Indenture among UDR, Inc., United Dominion Realty, L.P. and U.S. Bank National Association, as Trustee, dated as of May 3, 2011, relating to UDR, Inc.'s Medium-Term Notes, Series A, due Nine Months or More from Date of Issue.	Exhibit 4.1 to UDR, Inc.'s Current Report on Form 8-K filed with the Commission on May 4, 2011.
4.14	UDR, Inc. 2.950% Medium-Term Note, Series A due September 2026, issued August 23, 2016.	Exhibit 4.1 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.
4.15	UDR, Inc. 3.500% Medium-Term Note, Series A due July 2027, issued June 16, 2017.	Exhibit 10.2 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017.
4.16	UDR, Inc. 3.500% Medium-Term Note, Series A due January 2028, issued December 13, 2017.	Exhibit 4.21 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2017.
4.17	UDR, Inc. 4.400% Medium-Term Note, Series A due January 2029, issued October 26, 2018.	Exhibit 4.21 to UDR, Inc's Annual Report on Form 10-K for the year ended December 31, 2018.
4.18	UDR, Inc. 3.200% Medium-Term Note, Series A due January 2030, issued July 2, 2019.	Exhibit 4.1 to UDR, Inc's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.
4.19	UDR, Inc. 3.000% Medium-Term Note, Series A due August 2031, issued August 15, 2019.	Exhibit 4.2 to UDR, Inc's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

Exhibit	Description	Location
4.20	UDR, Inc. 3.100% Medium-Term Note, Series A due November 2034, issued October 11, 2019.	Exhibit 4.22 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2019.
4.21	UDR, Inc. 3.200% Medium-Term Note, Series A due January 2030, issued October 11, 2019.	Exhibit 4.23 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2019.
4.22	Description of UDR, Inc's Securities.	Exhibit 4.22 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2021.
4.23	UDR, Inc. 3.200% Medium-Term Note, Series A due January 2030, issued February 28, 2020.	Exhibit 4.1 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.
4.24	UDR, Inc. 2.100% Medium-Term Note, Series A due August 2032, issued July 21, 2020.	Exhibit 4.1 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.
4.25	UDR, Inc. 1.900% Medium-Term Note, Series A due March 2033, issued December 14, 2020.	Exhibit 4.26 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2020.
4.26	UDR, Inc. 2.100% Medium-Term Note, Series A due June 2033, issued February 26, 2021.	Exhibit 4.1 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021.
4.27	UDR, Inc. 3.000% Medium-Term Note, Series A due August 2031, issued September 24, 2021.	Exhibit 4.1 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.
10.01*	UDR, Inc. 1999 Long-Term Incentive Plan (as amended and restated May 27, 2021).	Exhibit 10.1 to UDR, Inc.'s Current Report on Form 8-K dated May 27, 2021 and filed with the SEC on June 1, 2021.
10.02*	Form of UDR, Inc. Restricted Stock Award Agreement under the 1999 Long-Term Incentive Plan.	Exhibit 10.2 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2019.
10.03*	Form of UDR, Inc. Restricted Stock Award Agreement for awards outside of the 1999 Long-Term Incentive Plan.	Exhibit 99.3 to UDR, Inc.'s Current Report on Form 8-K dated March 19, 2007 and filed with the Commission on March 19, 2007.
10.04*	Description of UDR, Inc. Shareholder Value Plan.	Exhibit 10(x) to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999.
10.05*	Description of UDR, Inc. Executive Deferral Plan.	Exhibit 10(xi) to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999.
10.06*	Indemnification Agreement by and between UDR, Inc. and each of its directors and officers listed on Schedule A thereto.	Exhibit 10.1 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

Exhibit	Description	Location
10.07	Subordination Agreement dated as of April 16, 1998, by and between UDR, Inc. and United Dominion Realty, L.P.	Exhibit 10(vi)(a) to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.
10.08	Third Amended and Restated Distribution Agreement among UDR, Inc., United Dominion Realty, L.P., as Guarantor, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Wells Fargo Securities, LLC, as Agents, dated September 1, 2011, with respect to the issue and sale by UDR, Inc. of its Medium-Term Notes, Series A Due Nine Months or More From Date of Issue.	Exhibit 1.2 to UDR, Inc.'s Current Report on Form 8-K dated and filed with the Commission on September 1, 2011.
10.09	Second Amended and Restated Credit Agreement, dated as of September 15, 2021, by and among UDR, Inc., as borrower, and the lenders and agents party thereto.	Exhibit 10.1 to UDR, Inc.'s Current Report on Form 8-K dated September 15, 2021 and filed with the SEC on September 15, 2021.
10.10	First Amendment to Second Amended and Restated Credit Agreement, dated as of September 19, 2022, by and among UDR, Inc., as borrower, and the lenders and agents party thereto.	Exhibit 10.2 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.
10.11	Guaranty of United Dominion Realty, L.P., dated as of September 15, 2021, with respect to the Credit Agreement, dated as of September 15, 2021.	Exhibit 10.2 to UDR, Inc.'s Current Report on Form 8-K dated September 15, 2021 and filed with the SEC on September 15, 2021.
10.12	Amended and Restated Aircraft Time Sharing Agreement dated as of February 18, 2019, by and between UDR, Inc. and Thomas W. Toomey.	Exhibit 10.15 to UDR, Inc's Annual Report on Form 10-K for the year ended December 31, 2018.
10.13	Amendment No. 1, dated July 29, 2014, to the Third Amended and Restated Distribution Agreement among UDR, Inc., United Dominion Realty, L.P., as Guarantor, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Wells Fargo Securities, LLC, as Agents, dated September 1, 2011, with respect to the issue and sale by UDR, Inc. of its Medium-Term Notes, Series A Due Nine Months or More From Date of Issue.	Exhibit 1.2 to UDR, Inc.'s Current Report on Form 8-K dated July 29, 2014 and filed with the Commission on July 31, 2014.
10.14	Agreement of Limited Partnership of UDR Lighthouse DownREIT L.P., dated as of October 5, 2015, as amended.	Exhibit 10.21 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2015.
10.15*	Class 1 LTIP Unit Award Agreement.	Exhibit 10.22 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2015.
10.16*	Notice of Class 2 LTIP Unit Award.	Exhibit 10.16 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2019.

Exhibit	Description	Location
10.17*	Notice of Restricted Stock Unit Award.	Exhibit 10.17 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2019.
10.18	Amendment No. 2, dated April 27, 2017, to the Third Amended and Restated Distribution Agreement, dated September 1, 2011 and as amended July 29, 2014, among the Company and Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, and Wells Fargo Securities, LLC, as Agents, with respect to the issue and sale by UDR, Inc. of its Medium Term Notes, Series A Due Nine Months or More From Date of Issue.	Exhibit 1.2 to UDR, Inc.'s Current Report on Form 8-K dated April 27, 2017 and filed with the Commission on April 27, 2017.
10.19	Letter Agreement, between UDR, Inc. and Warren L. Troupe (including the related release agreement and consulting agreement as exhibits thereto), dated December 31, 2019.	Exhibit 10.1 to UDR, Inc.'s Current Report on Form 8-K dated December 31, 2019 and filed with the Commission on January 3, 2020.
10.20	Letter Agreement, between UDR, Inc. and Jerry A. Davis (including the related release agreement and Consulting Agreement as exhibits thereto), dated December 16, 2020.	Exhibit 10.2 to UDR Inc.'s Current Report on Form 8-K dated and filed with the Commission on December 16, 2020.
10.21	Amendment No. 3, dated May 7, 2020, to the Third Amended and Restated Distribution Agreement, dated September 1, 2011 and as amended July 29, 2014 and April 27, 2017.	Exhibit 1.2 to UDR, Inc.'s Current Report on Form 8-K dated and filed with the Commission on May 7, 2020.
10.22	Class 1 Performance LTIP Unit Award Agreement.	Exhibit 10.22 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2020.
10.23	Class 2 Performance LTIP Unit Award Agreement.	Exhibit 10.23 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2020.
10.24	Class 2 Performance LTIP Unit Award Agreement, STI.	Exhibit 10.24 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2020.
10.25	Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P. dated as of February 23, 2004.	Exhibit 10.23 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2003.
10.26	First Amendment to the Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P. dated as of June 24, 2005.	Exhibit 10.06 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.
10.27	Second Amendment to the Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P. dated as of February 23, 2006.	Exhibit 10.6 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.
10.28	Third Amendment to the Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P. dated as of February 2, 2007.	Exhibit 99.1 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

Exhibit	Description	Location
10.29	Fourth Amendment to the Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P. dated as of December 27, 2007.	Exhibit 10.25 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2007.
10.30	Fifth Amendment to the Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P. dated as of March 7, 2008.	Exhibit 10.53 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2008.
10.31	Sixth Amendment to the Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P. dated as of December 9, 2008.	Exhibit 10.1 to UDR, Inc.'s Current Report on Form 8-K dated December 9, 2008 and filed with the Commission on December 10, 2008.
10.32	Seventh Amendment to the Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P., dated as of March 13, 2009.	Exhibit 10.1 to UDR, Inc.'s Current Report on Form 8-K dated March 18, 2009 and filed with the Commission on March 19, 2009.
10.33	Eighth Amendment to the Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P., dated as of November 17, 2010.	Exhibit 10.1 to UDR, Inc.'s Current Report on Form 8-K dated and filed with the Commission on November 18, 2010.
10.34	Ninth Amendment to the Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P., dated as of December 4, 2015.	Exhibit 10.1 to UDR, Inc.'s Current Report on Form 8-K dated December 4, 2015 and filed with the Commission on December 10, 2015.
10.35	Tenth Amendment to the Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P., dated as of October 29, 2018.	Exhibit 3.18 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018.
10.36	Eleventh Amendment to the Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P., dated as of December 16, 2020.	Exhibit 10.1 to UDR, Inc.'s Current Report on Form 8-K dated and filed with the Commission on December 16, 2020.
10.37	Twelfth Amendment to the Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P., dated as of July 25, 2022.	Exhibit 10.1 to UDR, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.
10.38	Form of UDR, Inc. Stock Option Agreement.	Exhibit 10.37 to UDR, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2021.
21	Subsidiaries of UDR, Inc.	Filed herewith.
22.1	List of Guarantor Subsidiaries of UDR, Inc.	Exhibit 22.1 to UDR Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021.
23.1	Consent of Independent Registered Public Accounting Firm for UDR, Inc.	Filed herewith.
31.1	Rule 13a-14(a) Certification of the Chief Executive Officer of UDR, Inc.	Filed herewith.
31.2	Rule 13a-14(a) Certification of the Chief Financial Officer of UDR, Inc.	Filed herewith.

Exhibit	Description	Location
32.1	Section 1350 Certification of the Chief Executive Officer of UDR, Inc.	Filed herewith.
32.2	Section 1350 Certification of the Chief Financial Officer of UDR, Inc.	Filed herewith.
101	Inline XBRL (Extensible Business Reporting Language). The following materials from this Annual Report on Form 10-K for the period ended December 31, 2022, formatted in Inline XBRL: (i) consolidated balance sheets of UDR, Inc., (ii) consolidated statements of operations of UDR, Inc., (iii) consolidated statements of comprehensive income/(loss) of UDR, Inc., (iv) consolidated statements of changes in equity of UDR, Inc., (v) consolidated statements of cash flows of UDR, Inc., and (vi) notes to consolidated financial statements of UDR, Inc. The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document.	Filed herewith.
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.	Filed herewith.

*   *Management Contract or Compensatory Plan or Arrangement*

Item 16. FORM 10-K SUMMARY

None.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

UDR, Inc.

Date: February 13, 2023

By: /s/ Thomas W. Toomey
Thomas W. Toomey
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below on February 13, 2023 by the following persons on behalf of the registrant and in the capacities indicated.

/s/ Thomas W. Toomey	/s/ Katherine A. Cattanach
Thomas W. Toomey Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	Katherine A. Cattanach Director
/s/ Joseph D. Fisher	/s/ Jon A. Grove
Joseph D. Fisher President and Chief Financial Officer (Principal Financial Officer)	Jon A. Grove Director
/s/ Tracy L. Hofmeister	/s/ Mary Ann King
Tracy L. Hofmeister Senior Vice President – Chief Accounting Officer (Principal Accounting Officer)	Mary Ann King Director
/s/ James D. Klingbeil	/s/ Clint D. McDonnough
James D. Klingbeil Lead Independent Director	Clint D. McDonnough Director
	/s/ Robert A. McNamara
	Robert A. McNamara Director
	/s/ Diane M. Morefield
	Diane M. Morefield Director
	/s/ Kevin C. Nickelberry
	Kevin C. Nickelberry Director
	/s/ Mark R. Patterson
	Mark R. Patterson Director

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of UDR, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UDR, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and the financial statement schedule listed in the accompanying Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 13, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Indicators of Impairment of Real Estate Owned and Investment in Unconsolidated Joint Ventures

Description of the Matter	At December 31, 2022, the Company's real estate owned, net and investment in and advances to unconsolidated joint ventures, net were approximately $9.8 billion and $754.4 million, respectively. As more fully described in Note 2 to the consolidated financial statements, the Company periodically evaluates these assets for indicators of impairment, and this includes, among other things, judgments based on factors such as operational performance, market conditions, the Company's intent and ability to hold each asset, as well as any significant cost overruns on development or redevelopment communities. During 2022, the Company did not recognize an impairment related to real estate

owned, net or any other than temporary impairments related to its investment in unconsolidated joint ventures.

Auditing the Company's evaluation for indicators of impairment was complex due to a high degree of subjectivity in the identification of events or changes in circumstances that may indicate an impairment of its real estate owned or that the value of its investment in unconsolidated joint ventures may be other than temporarily impaired. Differences or changes in these judgments could have a material impact on the Company's analysis.

How We Addressed the Matter in Our Audit	We tested the Company's internal controls over the asset impairment evaluation process. This included testing controls over management's determination and review of the considerations used in the impairment indicator analysis.
	Our procedures with regards to the Company's evaluation for indicators of impairment included, among others, testing the completeness and accuracy of management's impairment analysis and evaluating management's judgments determining whether indicators of impairment were present. For example, we performed inquires of management, considered historical operating results and the current market conditions, performed an independent assessment using both internally and externally available information, read the minutes of the meetings of the Board of Directors, and reviewed the Company's development and redevelopment costs.

Accounting for acquisitions of real estate investment properties

Description of the Matter	During 2022, the Company acquired real estate investment properties which were accounted for as asset acquisitions. The aggregate increase in real estate and other assets due to these acquisitions was approximately $236.5 million. As more fully described in Note 3 to the consolidated financial statements, the total consideration was allocated to land, land improvements, buildings and improvements, and real estate intangible assets based on their relative fair value.
	Auditing the Company's acquisition of real estate investment properties is complex and requires a higher degree of auditor judgment due to the significant assumptions that are utilized in the determination of the relative fair values of the assets acquired. The significant assumptions used in management's analysis to estimate the fair value of these components includes capitalization rates, market comparable prices for similar land parcels, and market rental rates.
How We Addressed the Matter in Our Audit	We tested the Company's internal controls over the acquisition of real estate investment properties and the resulting purchase price allocations. This included testing controls over management's identification of the assets acquired and liabilities assumed and evaluating the methods and significant assumptions used by the Company to develop such estimates.
	Our testing of the fair values of the assets acquired included, among others, evaluating the selection of the Company's valuation model and testing the significant assumptions discussed above as well as the completeness and accuracy of the underlying data. For example, we compared management's assumptions to observable market transactions and replacement costs associated with the fair value of the land and buildings and improvements. We involved our real estate valuation specialists to assist in evaluating the significant assumptions listed above. In addition, we performed sensitivity tests on the significant assumptions to evaluate the change in the fair value resulting from changes in the assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since at least 1984, but we are unable to determine the specific year.

Denver, Colorado

February 13, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of UDR, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited UDR, Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, UDR, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes, and the financial statement schedule listed in the accompanying Index at Item 15(a) and our report dated February 13, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Denver, Colorado

February 13, 2023

UDR, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

		December 31, 2022		December 31, 2021
ASSETS				
Real estate owned:				
Real estate held for investment	$	15,365,928	$	14,352,234
Less: accumulated depreciation		(5,762,205)		(5,136,589)
Real estate held for investment, net		9,603,723		9,215,645
Real estate under development (net of accumulated depreciation of $296 and $507, respectively)		189,809		388,062
Real estate held for disposition (net of accumulated depreciation of $0 and $0, respectively)		14,039		—
Total real estate owned, net of accumulated depreciation		9,807,571		9,603,707
Cash and cash equivalents		1,193		967
Restricted cash		29,001		27,451
Notes receivable, net		54,707		26,860
Investment in and advances to unconsolidated joint ventures, net		754,446		702,461
Operating lease right-of-use assets		194,081		197,463
Other assets		197,471		216,311
Total assets	$	11,038,470	$	10,775,220
LIABILITIES AND EQUITY				
Liabilities:				
Secured debt, net	$	1,052,281	$	1,057,380
Unsecured debt, net		4,435,022		4,355,407
Operating lease liabilities		189,238		192,488
Real estate taxes payable		37,681		33,095
Accrued interest payable		46,671		45,980
Security deposits and prepaid rent		51,999		55,441
Distributions payable		134,213		124,729
Accounts payable, accrued expenses, and other liabilities		153,220		136,954
Total liabilities		6,100,325		6,001,474
Commitments and contingencies (Note 15)				
Redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership		839,850		1,299,442
Equity:				
Preferred stock, no par value; 50,000,000 shares authorized at December 31, 2022 and December 31, 2021:				
8.00% Series E Cumulative Convertible; 2,686,308 and 2,695,363 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively		44,614		44,764
Series F; 12,100,514 and 12,582,575 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively		1		1
Common stock, $0.01 par value; 450,000,000 shares authorized at December 31, 2022 and December 31, 2021:				
328,993,088 and 318,149,635 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively		3,290		3,181
Additional paid-in capital		7,493,423		6,884,269
Distributions in excess of net income		(3,451,587)		(3,485,080)
Accumulated other comprehensive income/(loss), net		8,344		(4,261)
Total stockholders' equity		4,098,085		3,442,874
Noncontrolling interests		210		31,430
Total equity		4,098,295		3,474,304
Total liabilities and equity	$	11,038,470	$	10,775,220

See accompanying notes to consolidated financial statements.

UDR, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2022	**2021**	**2020**
REVENUES:			
Rental income	**$ 1,512,364**	$ 1,284,665	$ 1,236,096
Joint venture management and other fees	**5,022**	6,102	5,069
Total revenues	**1,517,386**	1,290,767	1,241,165
OPERATING EXPENSES:			
Property operating and maintenance	**250,310**	218,094	201,944
Real estate taxes and insurance	**221,662**	199,446	180,450
Property management	**49,152**	38,540	35,538
Other operating expenses	**17,493**	21,649	22,762
Real estate depreciation and amortization	**665,228**	606,648	608,616
General and administrative	**64,144**	57,541	49,885
Casualty-related charges/(recoveries), net	**9,733**	3,748	2,131
Other depreciation and amortization	**14,344**	13,185	10,013
Total operating expenses	**1,292,066**	1,158,851	1,111,339
Gain/(loss) on sale of real estate owned	**25,494**	136,052	119,277
Operating income	**250,814**	267,968	249,103
Income/(loss) from unconsolidated entities	**4,947**	65,646	18,844
Interest expense	**(155,900)**	(186,267)	(202,706)
Interest income and other income/(expense), net	**(6,933)**	15,085	6,274
Income/(loss) before income taxes	**92,928**	162,432	71,515
Tax (provision)/benefit, net	**(349)**	(1,439)	(2,545)
Net income/(loss)	**92,579**	160,993	68,970
Net (income)/loss attributable to redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership	**(5,613)**	(10,873)	(4,543)
Net (income)/loss attributable to noncontrolling interests	**(42)**	(104)	(161)
Net income/(loss) attributable to UDR, Inc.	**86,924**	150,016	64,266
Distributions to preferred stockholders — Series E (Convertible)	**(4,412)**	(4,229)	(4,230)
Net income/(loss) attributable to common stockholders	**$ 82,512**	$ 145,787	$ 60,036
Income/(loss) per weighted average common share:			
Basic	**$ 0.26**	$ 0.49	$ 0.20
Diluted	**$ 0.26**	$ 0.48	$ 0.20
Weighted average number of common shares outstanding:			
Basic	**321,671**	300,326	294,545
Diluted	**322,700**	301,703	294,927

See accompanying notes to consolidated financial statements.

UDR, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(In thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net income/(loss)	$ **92,579**	$ 160,993	$ 68,970
Other comprehensive income/(loss), including portion attributable to noncontrolling interests:			
Other comprehensive income/(loss) - derivative instruments:			
Unrealized holding gain/(loss)	**14,489**	3,502	(3,382)
(Gain)/loss reclassified into earnings from other comprehensive income/(loss)	**(998)**	1,755	4,827
Other comprehensive income/(loss), including portion attributable to noncontrolling interests	**13,491**	5,257	1,445
Comprehensive income/(loss)	**106,070**	166,250	70,415
Comprehensive (income)/loss attributable to noncontrolling interests	**(6,541)**	(11,351)	(4,845)
Comprehensive income/(loss) attributable to UDR, Inc.	$ **99,529**	$ 154,899	$ 65,570

See accompanying notes to consolidated financial statements.

UDR, INC.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands, except per share data)

	Preferred Stock	Common Stock	Paid-in Capital	Distributions in Excess of Net Income	Accumulated Other Comprehensive Income/(Loss), net	Noncontrolling Interests	Total
Balance at December 31, 2019	$ 46,201	$ 2,946	$ 5,781,975	$ (2,462,132)	$ (10,448)	$ 30,772	$ 3,389,314
Net income/(loss) attributable to UDR, Inc.	—	—	—	64,266	—	—	64,266
Net income/(loss) attributable to noncontrolling interests	—	—	—	—	—	99	99
Redemption of noncontrolling interests in consolidated real estate	—	—	—	—	—	(125)	(125)
Long Term Incentive Plan Unit grants/(vestings), net	—	—	—	—	—	(6,355)	(6,355)
Other comprehensive income/(loss)	—	—	—	—	1,304	—	1,304
Issuance/(forfeiture) of common and restricted shares, net	—	1	2,886	—	—	—	2,887
Cumulative effect upon adoption of ASC 326	—	—	—	(2,182)	—	—	(2,182)
Issuance of common shares through public offering, net	—	21	102,213	—	—	—	102,234
Conversion of Series E Cumulative Convertible shares	(1,436)	1	1,435	—	—	—	—
Adjustment for conversion of noncontrolling interest of unitholders in the Operating Partnership and DownREIT Partnership	—	3	12,663	—	—	—	12,666
Common stock distributions declared ($1.44 per share)	—	—	—	(425,233)	—	—	(425,233)
Repurchase of common shares	—	(6)	(19,789)	—	—	—	(19,795)
Preferred stock distributions declared-Series E ($1.5592 per share)	—	—	—	(4,230)	—	—	(4,230)
Adjustment to reflect redemption value of redeemable noncontrolling interests	—	—	—	143,741	—	—	143,741
Balance at December 31, 2020	44,765	2,966	5,881,383	(2,685,770)	(9,144)	24,391	3,258,591
Net income/(loss) attributable to UDR, Inc.	—	—	—	150,016	—	—	150,016
Net income/(loss) attributable to noncontrolling interests	—	—	—	—	—	80	80
Redemption of noncontrolling interests in consolidated real estate	—	—	—	—	—	(125)	(125)
Long Term Incentive Plan Unit grants/(vestings), net	—	—	—	—	—	7,084	7,084
Other comprehensive income/(loss)	—	—	—	—	4,883	—	4,883
Issuance/(forfeiture) of common and restricted shares, net	—	1	4,115	—	—	—	4,116
Issuance of common shares through public offering, net	—	195	898,858	—	—	—	899,053
Adjustment for conversion of noncontrolling interest of unitholders in the Operating Partnership and DownREIT Partnership	—	19	99,913	—	—	—	99,932
Common stock distributions declared ($1.45 per share)	—	—	—	(442,329)	—	—	(442,329)
Preferred stock distributions declared-Series E ($1.570 per share)	—	—	—	(4,229)	—	—	(4,229)
Adjustment to reflect redemption value of redeemable noncontrolling interests	—	—	—	(502,768)	—	—	(502,768)
Balance at December 31, 2021	44,765	3,181	6,884,269	(3,485,080)	(4,261)	31,430	3,474,304
Net income/(loss) attributable to UDR, Inc.	—	—	—	86,924	—	—	86,924
Long Term Incentive Plan Unit grants/(vestings), net	—	—	—	—	—	(31,220)	(31,220)
Other comprehensive income/(loss)	—	—	—	—	12,605	—	12,605
Issuance/(forfeiture) of common and restricted shares, net	—	1	4,847	—	—	—	4,848
Issuance of common shares through public offering, net	—	115	629,437	—	—	—	629,552
Conversion of Series E Cumulative Convertible shares	(150)	1	149	—	—	—	—
Adjustment for conversion of noncontrolling interest of unitholders in the Operating Partnership and DownREIT Partnership	—	4	23,737	—	—	—	23,741
Common stock distributions declared ($1.52 per share)	—	—	—	(493,312)	—	—	(493,312)
Repurchase of common shares	—	(12)	(49,016)	—	—	—	(49,028)
Preferred stock distributions declared-Series E ($1.6456 per share)	—	—	—	(4,412)	—	—	(4,412)
Adjustment to reflect redemption value of redeemable noncontrolling interests	—	—	—	444,293	—	—	444,293
Balance at December 31, 2022	$ 44,615	$ 3,290	$ 7,493,423	$ (3,451,587)	$ 8,344	$ 210	$ 4,098,295

See accompanying notes to consolidated financial statements.

UDR, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except for share data)

| | Year Ended December 31, | | |
	2022	2021	2020
Operating Activities			
Net income/(loss)	$ 92,579	$ 160,993	$ 68,970
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:			
Depreciation and amortization	679,572	619,833	618,629
(Gain)/loss on sale of real estate owned	(25,494)	(136,052)	(119,277)
(Income)/loss from unconsolidated entities	(4,947)	(65,646)	(18,844)
Return on investment in unconsolidated joint ventures and partnerships	22,369	23,269	20,664
Amortization of share-based compensation	27,505	22,052	19,616
Loss on extinguishment of debt, net	—	42,336	49,190
Other	31,835	19,182	12,193
Changes in operating assets and liabilities:			
(Increase)/decrease in operating assets	9,792	(33,454)	(44,670)
Increase/(decrease) in operating liabilities	(13,140)	11,447	(2,155)
Net cash provided by/(used in) operating activities	820,071	663,960	604,316
Investing Activities			
Acquisition of real estate assets	(341,149)	(1,244,508)	(407,829)
Proceeds from sales of real estate investments, net	40,808	280,077	277,886
Development of real estate assets	(198,022)	(178,029)	(121,240)
Capital expenditures and other major improvements — real estate assets	(214,833)	(156,384)	(163,105)
Capital expenditures — non-real estate assets	(21,180)	(10,140)	(11,008)
Investment in unconsolidated joint ventures and partnerships	(201,412)	(112,321)	(76,073)
Distributions received from unconsolidated joint ventures and partnerships	81,443	37,362	49,342
Purchase deposits on pending acquisitions	—	—	(1,530)
Repayment/(issuance) of notes receivable, net	(75,183)	111,690	(7,285)
Net cash provided by/(used in) investing activities	(929,528)	(1,272,253)	(460,842)
Financing Activities			
Payments on secured debt	(1,141)	(1,096)	(425,839)
Proceeds from the issuance of secured debt	—	—	160,930
Payments on unsecured debt	—	(300,000)	(300,000)
Net proceeds from the issuance of unsecured debt	—	511,552	959,419
Net proceeds/(repayment) of commercial paper	80,000	30,000	(110,000)
Net proceeds/(repayment) of revolving bank debt	(1,531)	1,522	11,441
Proceeds from the issuance of common shares through public offering, net	629,552	899,053	102,234
Repurchase of common shares	(49,028)	—	(19,795)
Distributions paid to redeemable noncontrolling interests	(34,255)	(33,663)	(32,038)
Distributions paid to preferred stockholders	(4,381)	(4,225)	(4,217)
Distributions paid to common stockholders	(483,624)	(433,780)	(419,350)
Payment of prepayment and extinguishment costs	—	(40,769)	(62,645)
Other	(24,359)	(16,054)	(12,734)
Net cash provided by/(used in) financing activities	111,233	612,540	(152,594)
Net increase/(decrease) in cash, cash equivalents, and restricted cash	1,776	4,247	(9,120)
Cash, cash equivalents, and restricted cash, beginning of year	28,418	24,171	33,291
Cash, cash equivalents, and restricted cash, end of year	$ 30,194	$ 28,418	$ 24,171
Supplemental Information:			
Interest paid during the period, net of amounts capitalized	$ 154,911	$ 136,978	$ 159,386
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	12,502	12,502	12,502
Cash paid/(refunds received) for income taxes	1,145	4,778	1,029
Non-cash transactions:			
Secured debt assumed upon acquisition of real estate assets	$ —	$ 201,296	$ —
Acquisition of land parcel pursuant to a deed in lieu of foreclosure	—	25,000	—
Cancellation of secured note receivable pursuant to a deed in lieu of foreclosure	—	24,869	—
Transfer of investment in and advances to unconsolidated joint ventures to real estate owned	—	16,425	14,700
OP Units issued for real estate, net	—	48,533	—
Acquisition of intellectual property in exchange for cancellation of secured note receivable	—	—	2,250
Recognition of allowance for credit losses	—	—	2,182
Redeemable long-term and short-term incentive plan units	56,568	14,578	23,501
Development costs and capital expenditures incurred, but not yet paid	56,336	39,856	31,387

UDR, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)
(In thousands, except for share data)

	Year Ended December 31,		
	2022	2021	2020
Conversion of Operating Partnership and DownREIT Partnership noncontrolling interests to common stock (502,868 shares in 2022; 1,916,613 shares in 2021; and 303,146 shares in 2020)	**23,741**	99,932	12,666
Distribution of equity securities from unconsolidated real estate technology investments	**18,018**	—	—
Dividends declared, but not yet paid	**134,213**	124,729	115,795
The following reconciles cash, cash equivalents, and restricted cash to amounts as shown above:			
Cash, cash equivalents, and restricted cash, beginning of year:			
Cash and cash equivalents	**$ 967**	$ 1,409	$ 8,106
Restricted cash	**27,451**	22,762	25,185
Total cash, cash equivalents, and restricted cash as shown above	**$ 28,418**	$ 24,171	$ 33,291
Cash, cash equivalents, and restricted cash, end of year:			
Cash and cash equivalents	**$ 1,193**	$ 967	$ 1,409
Restricted cash	**29,001**	27,451	22,762
Total cash, cash equivalents, and restricted cash as shown above	**$ 30,194**	$ 28,418	$ 24,171

See accompanying notes to consolidated financial statements.

1. CONSOLIDATION AND BASIS OF PRESENTATION

Organization and Formation

UDR, Inc. ("UDR," the "Company," "we," or "our") is a self-administered real estate investment trust, or REIT, that owns, operates, acquires, renovates, develops, redevelops, and manages apartment communities in targeted markets located in the United States. At December 31, 2022, our consolidated apartment portfolio consisted of 165 communities with a total of 54,999 apartment homes located in 21 markets. In addition, the Company has an ownership interest in 9,099 completed or to-be-completed apartment homes through unconsolidated joint ventures or partnerships, including 6,262 apartment homes owned by entities in which we hold preferred equity investments.

Basis of Presentation

The accompanying consolidated financial statements of UDR include its wholly-owned and/or controlled subsidiaries (see Note 4, *Variable Interest Entities* and Note 5, *Joint Ventures and Partnerships*, for further discussion). All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements include the accounts of UDR and its subsidiaries, including United Dominion Realty, L.P. (the "Operating Partnership" or the "OP") and UDR Lighthouse DownREIT L.P. (the "DownREIT Partnership"). As of December 31, 2022 and 2021, there were 186.1 million and 186.1 million units, respectively, in the Operating Partnership ("OP Units") outstanding, of which 176.3 million, or 94.7%, and 176.2 million, or 94.7%, respectively, were owned by UDR and 9.8 million, or 5.3%, and 9.9 million, or 5.3%, respectively, were owned by outside limited partners. As of December 31, 2022 and 2021, there were 32.4 million units in the DownREIT Partnership ("DownREIT Units") outstanding, of which 21.1 million, or 65.1%, and 20.6 million, or 63.6%, respectively, were owned by UDR and its subsidiaries and 11.3 million, or 34.9%, and 11.8 million, or 36.4%, respectively, were owned by outside limited partners. The consolidated financial statements of UDR include the noncontrolling interests of the unitholders in the Operating Partnership and DownREIT Partnership.

The Company evaluated subsequent events through the date its financial statements were issued. No significant recognized or non-recognized subsequent events were noted other than those in Note 3, *Real Estate Owned* and Note 5, *Joint Ventures and Partnerships*.

2. SIGNIFICANT ACCOUNTING POLICIES

Recent Accounting Pronouncements

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-04, *Reference Rate Reform (Topic 848)*. ASU 2020-04 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASU 2020-04 is optional and may be elected over time as reference rate reform activities occur. During the first quarter of 2020, the Company elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation. In September 2022, we amended our unsecured term loan and its related interest rate swap agreements to change the interest rate benchmark from London Interbank Offered Rate ("LIBOR") to Secured Overnight Financing Rate ("SOFR"). The Company applied the practical expedients in the ASU related to the cash flow hedges, which did not have a material impact on the consolidated financial statements. (See Note 7, *Secured and Unsecured Debt, Net* for further discussion.)

The Company continues to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur. The ASU has not had a material impact on the consolidated financial statements and the Company does not expect the ASU to have a material impact on the consolidated financial statements on a prospective basis.

Real Estate

Real estate assets held for investment are carried at historical cost and consist of land, land improvements, buildings and improvements, furniture, fixtures and equipment and other costs incurred during their development, acquisition and redevelopment.

Expenditures for ordinary repair and maintenance costs are charged to expense as incurred. Expenditures for improvements, renovations, and replacements related to the acquisition and/or improvement of real estate assets are capitalized and depreciated over their estimated useful lives if the expenditures qualify as a betterment or the life of the related asset will be substantially extended beyond the original life expectancy.

UDR purchases real estate investment properties and records the tangible and identifiable intangible assets and liabilities acquired based on their estimated fair value. The primary, although not only, identifiable intangible asset associated with our portfolio is the value of existing lease agreements. When recording the acquisition of a community, we first assign fair value to the estimated intangible value of the existing lease agreements and then to the estimated value of the land, building and fixtures assuming the community is vacant. The Company estimates the intangible value of the lease agreements by determining the lost revenue associated with a hypothetical lease-up. Depreciation on the building is based on the expected useful life of the asset and the in-place leases are amortized over their remaining average contractual life. Property acquisition costs are capitalized as incurred if the acquisition does not meet the definition of a business.

Quarterly or when changes in circumstances warrant, UDR will assess our real estate properties for indicators of impairment. The judgments regarding the existence of impairment indicators are based on certain factors. Such factors include, among other things, operational performance, market conditions, the Company's intent and ability to hold the related asset, as well as any significant cost overruns on development properties.

If a real estate property has indicators of impairment, we assess whether the long-lived asset's carrying value exceeds the community's undiscounted future cash flows, which is representative of projected net operating income ("NOI") plus the residual value of the community. Our future cash flow estimates are based upon historical results adjusted to reflect our best estimate of future market and operating conditions and our estimated holding periods. If such indicators of impairment are present and the carrying value exceeds the undiscounted cash flows of the community, an impairment loss is recognized equal to the excess of the carrying amount of the asset over its estimated fair value. Our estimates of fair value represent our best estimate based primarily upon unobservable inputs related to rental rates, operating costs, growth rates, discount rates, capitalization rates, industry trends and reference to market rates and transactions.

For long-lived assets to be disposed of, impairment losses are recognized when the fair value of the asset less estimated cost to sell is less than the carrying value of the asset. Properties classified as real estate held for disposition generally represent properties that are actively marketed or contracted for sale with the closing expected to occur within the next twelve months. Real estate held for disposition is carried at the lower of cost, net of accumulated depreciation, or fair value, less the cost to sell, determined on an asset-by-asset basis. Expenditures for ordinary repair and maintenance costs on held for disposition properties are charged to expense as incurred. Expenditures for improvements, renovations, and replacements related to held for disposition properties are capitalized at cost. Depreciation is not recorded on real estate held for disposition.

For the years ended December 31, 2022, 2021 and 2020, we did not record any impairments on our real estate properties.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets which are 30 to 55 years for buildings, 10 to 35 years for major improvements, and 3 to 10 years for furniture, fixtures, equipment, and other assets.

Predevelopment, development, and redevelopment projects and related costs are capitalized and reported on the Consolidated Balance Sheets as *Total real estate owned, net of accumulated depreciation*. The Company capitalizes costs directly related to the predevelopment, development, and redevelopment of a capital project, which include, but are not limited to, interest, real estate taxes, insurance, and allocated development and redevelopment overhead related to support costs for personnel working on the capital projects. We use our professional judgment in determining whether such costs meet the criteria for capitalization or must be expensed as incurred. These costs are capitalized only during the period in which activities necessary to ready an asset for its intended use are in progress and such costs are incremental and identifiable to a specific activity to get the asset ready for its intended use. These costs, excluding the direct costs of development and redevelopment and capitalized interest, for the years ended December 31, 2022, 2021, and 2020 were $17.9 million, $11.3 million and $12.0 million, respectively. During the years ended December 31, 2022, 2021, and 2020, total interest capitalized was $13.4 million, $9.7 million and $7.0 million, respectively. As each home in a capital project is completed and becomes available for lease-up, the Company ceases capitalization on the related portion and depreciation commences over the estimated useful life.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions and short-term, highly liquid investments. We consider all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The majority of the Company's cash and cash equivalents are held at major commercial banks.

Restricted Cash

Restricted cash primarily consists of escrow deposits held by lenders for real estate taxes, insurance and replacement reserves, and security deposits.

Real Estate Sales Gain Recognition

For sale transactions resulting in a transfer of a controlling financial interest of a property, the Company generally derecognizes the related assets and liabilities from its Consolidated Balance Sheets and records the gain or loss in the period in which the transfer of control occurs. If control of the property has not transferred to the counterparty, the criteria for derecognition are not met and the Company will continue to recognize the related assets and liabilities on its Consolidated Balance Sheets.

Sale transactions to entities in which the Company sells a controlling financial interest in a property but retains a noncontrolling interest are accounted for as partial sales. Partial sales resulting in a change in control are accounted for at fair value and a full gain or loss is recognized. Therefore, the Company will record a gain or loss on the partial interest sold, and the initial measurement of our retained interest will be accounted for at fair value.

Sales of real estate to joint ventures or other noncontrolled investees are also accounted for at fair value and the Company will record a full gain or loss in the period the property is contributed.

To the extent that the Company acquires a controlling financial interest in a property that it previously accounted for as an equity method investment, the Company will not remeasure its previously held interest if the acquisition is treated as an asset acquisition. The Company will include the carrying amount of its previously held equity method interest along with the consideration paid and transaction costs incurred in determining the amounts to allocate to the related assets and liabilities acquired on its Consolidated Balance Sheets. When treated as an asset acquisition, the Company will not recognize a gain or loss on consolidation of a property.

Allowance for Credit Losses

The Company accounts for allowance for credit losses under the current expected credit loss ("CECL") impairment model for its financial assets, including trade and other receivables, held-to-maturity debt securities, loans and other financial instruments, and presents the net amount of the financial instrument expected to be collected. The CECL impairment model excludes operating lease receivables. The CECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions. Based on this model, we analyze the following criteria, as applicable in developing allowances for credit losses: historical loss information, the borrower's ability to make scheduled payments, the remaining time to maturity, the value of underlying collateral, projected future performance of the borrower and macroeconomic trends.

The Company measures credit losses of financial assets on a collective (pool) basis when similar risk characteristics exist. If the Company determines that a financial asset does not share risk characteristics with its other financial assets, the Company evaluates the financial asset for expected credit losses on an individual basis. Allowance for credit losses are recorded as a direct reduction from an asset's amortized cost basis. Credit losses and recoveries are recorded in *Interest income and other income/(expense), net* on the Consolidated Statements of Operations. Recoveries of financial assets previously written off are recorded when received. For the years ended December 31, 2022 and 2021, the Company recorded net credit recoveries/(losses) of $(0.1) million and $0.6 million, respectively, on the Consolidated Statements of Operations.

The Company has made the optional election provided by the standard not to measure allowance for credit losses for accrued interest receivables as the Company writes off any uncollectible accrued interest receivables in a timely manner. The Company periodically evaluates the collectability of its accrued interest receivables. A write-off is recorded when the Company concludes that all or a portion of its accrued interest receivable balance is no longer collectible.

Notes Receivable

Notes receivable relate to financing arrangements which are typically secured by assets of the borrower that may include real estate assets. Certain of the loans we extend may include characteristics such as options to purchase the project within a specific time window following expected project completion. These characteristics can cause the loans to fall under the definition of a variable interest entity ("VIE"), and thus trigger consolidation consideration. We consider the facts and circumstances pertinent to each loan, including the relative amount of financing we are contributing to the overall project cost, decision making rights or control we hold, and our rights to expected residual gains or our obligations to absorb expected residual losses from the project. If we are deemed to be the primary beneficiary of a VIE due to holding a controlling financial interest, the majority of decision making control, or by other means, consolidation of the VIE would be required. The Company has concluded that it is not the primary beneficiary of the borrowing entities of the existing loans.

Additionally, we analyze each loan arrangement that involves real estate development to consider whether the loan qualifies for accounting as a loan or as an investment in a real estate development project. The Company has evaluated its real estate loans, where appropriate, for accounting treatment as loans versus real estate development projects, as required by ASC 310-10. For each loan, the Company has concluded that the characteristics and the facts and circumstances indicate that loan accounting treatment is appropriate.

The following table summarizes our Notes receivable, net as of December 31, 2022 and 2021 (*dollars in thousands*):

	Interest rate at December 31, 2022	Balance Outstanding	
		December 31, 2022	December 31, 2021
Note due May 2022 (a)	N/A	$ —	$ 2,760
Note due December 2023 (b)	10.00 %	30,377	24,235
Note due December 2026 (c)	11.00 %	17,292	—
Note due December 2026 (d)	11.00 %	5,813	—
Note due June 2027 (e)	18.00 %	1,500	—
Notes Receivable		54,982	26,995
Allowance for credit losses		(275)	(135)
Total notes receivable, net		$ 54,707	$ 26,860

(a) The Company previously had a secured note with an unaffiliated third party with an aggregate commitment of $2.8 million. The note was secured by a parcel of land located in Kissimmee, Florida. In March 2022, the unaffiliated third party repaid the $2.8 million secured note in full.

(b) The Company has a secured note with an unaffiliated third party with an aggregate commitment of $31.4 million. During 2022, the terms of this secured note were amended to increase the aggregate commitment from $25.4 million to $31.4 million and to extend the maturity date to December 2023. Interest payments are due monthly, with the exception of payments from June 2022 to December 2023, which will accrue and be due at maturity of the note. The note is secured by substantially all of the borrower's assets and matures at the earliest of the following: (a) the closing of any private or public capital raising in the amount of $5.0 million or greater; (b) an acquisition; (c) acceleration in the event of default; or (d) December 2023.

(c) In June 2022, the Company entered into a secured mezzanine loan with a third party developer of a 482 apartment home community located in Riverside, California, which is expected to be completed in 2025, with an aggregate commitment of $59.7 million, of which $17.3 million was funded during the year ended December 31, 2022. Interest payments accrue for 36 months and are due monthly after the loan has been outstanding for 36 months. The secured mezzanine loan has a scheduled maturity date in December 2026, with two one-year extension options.

(d) In June 2022, the Company entered into a secured mezzanine loan with a third party developer of a 237 apartment home community located in Menifee, California, which is expected to be completed in 2025, with an aggregate commitment of $24.4 million, of which $5.8 million was funded during the year ended December 31, 2022. Interest payments accrue for 36 months and are due monthly after the loan has been outstanding for 36 months. The secured mezzanine loan has a scheduled maturity date in December 2026, with two one-year extension options.

(e) In June 2022, the Company and a syndicate of lenders entered into a $16.0 million secured credit facility with an unaffiliated third party. The Company's share of the facility was $1.5 million, all of which was funded during the year ended December 31, 2022. Interest payments will accrue and be due at maturity of the facility. The facility is secured by substantially all of the borrower's assets and matures at the earliest of the following: (a) acceleration in the event of default; or (b) June 2027.

The Company recognized $3.5 million, $5.3 million, and $9.1 million of interest income for the notes receivable during the years ended December 31, 2022, 2021, and 2020, respectively, none of which was related party interest. Interest income is included in *Interest income and other income/(expense), net* on the Consolidated Statements of Operations.

Investment in Joint Ventures and Partnerships

We use the equity method to account for investments in joint ventures and partnerships that qualify as VIEs where we are not the primary beneficiary and other entities that we do not control or where we do not own a majority of the economic interest but have the ability to exercise significant influence over the operating and financial policies of the investee. Throughout these financial statements we use the term "joint venture" or "partnership" when referring to investments in entities in which we do not have a 100% ownership interest. The Company also uses the equity method when we function as the managing partner and our venture partner has substantive participating rights or where we can be replaced by our venture partner as managing partner without cause. For a joint venture or partnership accounted for under the equity method, our share of net earnings or losses is reflected as income/loss when earned/incurred and distributions are credited against our investment in the joint venture or partnership as received.

In determining whether a joint venture or partnership is a VIE, the Company considers: the form of our ownership interest and legal structure; the size of our investment; the financing structure of the entity, including necessity of subordinated debt; estimates of future cash flows; ours and our partner's ability to participate in the decision making related to acquisitions, disposition, budgeting and financing of the entity; obligation to absorb losses and preferential returns; nature of our partner's primary operations; and the degree, if any, of disproportionality between the economic and voting interests of the entity. As of December 31, 2022, the Company held one investment in a joint venture that qualified as a VIE where we were determined to be the primary beneficiary (See Note 5, *Joint Ventures and Partnerships,* for further discussion).

We evaluate our investments in unconsolidated joint ventures for events or changes in circumstances that indicate there may be an other-than-temporary decline in value. We consider various factors to determine if a decrease in the value of the investment is other-than-temporary. These factors include, but are not limited to, age of the venture, our intent and ability to retain our investment in the entity, the financial condition and long-term prospects of the entity, the fair value of the property of the joint venture, and the relationships with the other joint venture partners and its lenders. The amount of loss recognized is the excess of the investment's carrying amount over its estimated fair value. If we believe that the decline in fair value is temporary, no impairment is recorded. The aforementioned factors are taken into consideration as a whole by management in determining the valuation of our equity method investments. Should the actual results differ from management's judgment, the valuation could be negatively affected and may result in a negative impact to our Consolidated Financial Statements.

Derivative Financial Instruments

The Company utilizes derivative financial instruments to manage interest rate risk and generally designates these financial instruments as cash flow hedges. Derivative financial instruments are recorded on our Consolidated Balance Sheets as either an asset or liability and measured quarterly at their fair value. The changes in fair value for cash flow hedges that are deemed effective are reflected in other comprehensive income/(loss) and for non-designated derivative financial instruments in earnings. The ineffective component of cash flow hedges, if any, is recorded in earnings.

Redeemable Noncontrolling Interests in the Operating Partnership and DownREIT Partnership

Interests in the Operating Partnership and the DownREIT Partnership held by limited partners are represented by OP Units and DownREIT Units, respectively. The income is allocated to holders of OP Units/DownREIT Units based upon net income available to common stockholders and the weighted average number of OP Units/DownREIT Units outstanding to total common shares plus OP Units/DownREIT Units outstanding during the period. Capital contributions, distributions, and profits and losses are allocated to noncontrolling interests in accordance with the terms of the partnership agreements of the Operating Partnership and the DownREIT Partnership.

Limited partners of the Operating Partnership and the DownREIT Partnership have the right to require such partnership to redeem all or a portion of the OP Units/DownREIT Units held by the limited partner at a redemption price equal to and in the form of the Cash Amount (as defined in the partnership agreement of the Operating Partnership or the DownREIT Partnership, as applicable), provided that such OP Units/DownREIT Units have been outstanding for at least one year, subject to certain exceptions. UDR, as the general partner of the Operating Partnership and the DownREIT Partnership may, in its sole discretion, purchase the OP Units/DownREIT Units by paying to the limited partner either the Cash Amount or the REIT Share Amount (generally one share of Common Stock of the Company for each OP Unit/DownREIT Unit), as defined in the partnership agreement of the Operating Partnership or the DownREIT Partnership, as applicable. Accordingly, the Company records the OP Units/DownREIT Units outside of permanent equity and reports the OP Units/DownREIT Units at their redemption value using the Company's stock price at each balance sheet date.

Income Taxes

Due to the structure of the Company as a REIT and the nature of the operations for the operating properties, no provision for federal income taxes has been provided for at UDR. Historically, the Company has generally incurred only state and local excise and franchise taxes. UDR has elected for certain consolidated subsidiaries to be treated as taxable REIT subsidiaries ("TRS").

Income taxes for our TRS are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rate is recognized in earnings in the period of the enactment date. The Company's deferred tax assets/(liabilities) are generally the result of differing depreciable lives on capitalized assets, temporary differences between book and tax basis of assets and liabilities and timing of expense recognition for certain accrued liabilities. As of December 31, 2022 and 2021, UDR's net deferred tax asset/(liability) was $(0.8) million and $(0.8) million, respectively, and are recorded in *Accounts payable, accrued expenses and other liabilities* on the Consolidated Balance Sheets.

GAAP defines a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. GAAP also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition.

The Company recognizes and evaluates its tax positions using a two-step process. First, UDR determines whether a tax position is more likely than not (greater than 50 percent probability) to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Second, the Company will determine the amount of benefit to recognize and record the amount that is more likely than not to be realized upon ultimate settlement.

The Company invests in assets that qualify for federal investment tax credits ("ITC") through a TRS. An ITC reduces federal income taxes payable when qualifying depreciable property is acquired. The ITC is determined as a percentage of cost of the assets. The Company accounts for ITCs under the deferral method, under which the tax benefit from the ITC is deferred and amortized as a tax benefit into *Tax (provision)/benefit, net* on the Consolidated Statements of Operations over the book life of the qualifying depreciable property. The ITCs are recorded in *Accounts payable, accrued expenses and other liabilities* on the Consolidated Balance Sheets.

UDR had no material unrecognized tax benefit, accrued interest or penalties at December 31, 2022. UDR and its subsidiaries are subject to federal income tax as well as income tax of various state and local jurisdictions. The tax years 2019 through 2021 remain open to examination by tax jurisdictions to which we are subject. When applicable, UDR recognizes interest and/or penalties related to uncertain tax positions in *Tax (provision)/benefit, net* on the Consolidated Statements of Operations.

Principles of Consolidation

The Company accounts for subsidiary partnerships, joint ventures and other similar entities in which it holds an ownership interest in accordance with the consolidation guidance. The Company first evaluates whether each entity is a VIE. Under the VIE model, the Company consolidates an entity when it has control to direct the activities of the VIE and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Under the voting model, the Company consolidates an entity when it controls the entity through ownership of a majority voting interest.

Discontinued Operations

In accordance with GAAP, a discontinued operation represents (1) a component of an entity or group of components that has been disposed of or is classified as held for sale in a single transaction and represents a strategic shift that has or will have a major effect on an entity's financial results, or (2) an acquired business that is classified as held for sale on the date of acquisition. A strategic shift could include a disposal of (1) a separate major line of business, (2) a separate major geographic area of operations, (3) a major equity method investment, or (4) other major parts of an entity.

We record sales of real estate that do not meet the definition of a discontinued operation in *Gain/(loss) on sale of real estate owned* on the Consolidated Statements of Operations.

Stock-Based Employee Compensation Plans

The Company measures the cost of employee services received in exchange for an award of an equity instrument based on the award's fair value on the grant date and recognizes the cost as stock-based compensation expense over the period during which the employee is required to provide service in exchange for the award, which is generally the vesting period. For performance based awards, the Company remeasures the fair value based on the estimated achievement of the performance criteria each balance sheet date with adjustments made on a cumulative basis until the award is settled and the final compensation is known. Stock-based compensation expense is only recognized for performance based awards that we expect to vest, which we estimate based upon an assessment of the probability that the performance criteria will be achieved. Stock-based compensation expense associated with awards is updated for actual forfeitures. The fair value for market based awards issued by the Company is calculated utilizing a Monte Carlo simulation and the fair value for stock options issued by the Company is calculated utilizing the Black-Scholes-Merton formula. For further discussion, see Note 10, *Employee Benefit Plans.*

Advertising Costs

All advertising costs are expensed as incurred and reported on the Consolidated Statements of Operations within the line item *Property operating and maintenance*. During the years ended December 31, 2022, 2021, and 2020, total advertising expense was $8.7 million, $8.3 million, and $7.9 million, respectively.

Cost of Raising Capital

Costs incurred in connection with the issuance of equity securities are deducted from stockholders' equity. Costs incurred in connection with the issuance or renewal of debt are recorded based on the terms of the debt issuance or renewal. Accordingly, if the terms of the renewed or modified debt instrument are deemed to be substantially different (i.e. a 10 percent or greater difference in the cash flows between instruments), all unamortized financing costs associated with the extinguished debt are charged to earnings in the current period and certain costs of new debt issuances are capitalized and amortized over the term of the debt. When the cash flows are not substantially different, the lender costs associated with the renewal or modification are capitalized and amortized into interest expense over the remaining term of the related debt instrument and other related costs are expensed. The balance of any unamortized financing costs associated with retired debt is expensed upon retirement. Deferred financing costs for new debt instruments include fees and costs incurred by the Company to obtain financing. Deferred financing costs are generally amortized on a straight-line basis, which approximates the effective interest method, over a period not to exceed the term of the related debt.

Comprehensive Income/(Loss)

Comprehensive income/(loss), which is defined as the change in equity during each period from transactions and other events and circumstances from nonowner sources, including all changes in equity during a period except for those resulting from investments by or distributions to stockholders, is displayed in the accompanying Consolidated Statements of Comprehensive Income/(Loss). For the years ended December 31, 2022, 2021, and 2020, the Company's other comprehensive income/(loss) consisted of the gain/(loss) (effective portion) on derivative instruments that are designated as and qualify as cash flow hedges, (gain)/loss on derivative instruments reclassified from other comprehensive income/(loss) into earnings, and the allocation of other comprehensive income/(loss) to noncontrolling interests. The (gain)/loss on derivative instruments reclassified from other comprehensive income/(loss) is included in *Interest expense* on the Consolidated Statements of Operations. See Note 14, *Derivatives and Hedging Activity,* for further discussion. The allocation of other comprehensive income/(loss) to redeemable noncontrolling interests during the years ended December 31, 2022, 2021, and 2020 was $0.9 million, $0.4 million, and $0.1 million, respectively.

Forward Sales Agreements

From time to time the Company utilizes forward sales agreements for the future issuance of its common stock. When the Company enters into a forward sales agreement, the contract requires the Company to sell its shares to a counterparty at a predetermined price at a future date. The net sales price and proceeds attained by the Company will be determined on the dates of settlement, with adjustments during the term of the contract for the Company's anticipated dividends as well as for a daily interest factor that varies with changes in the federal funds rate. The Company generally has the ability to determine the dates and method of settlement (i.e., gross physical settlement, net share settlement or cash settlement), subject to certain conditions and the right of the counterparty to accelerate settlement under certain circumstances.

The Company accounts for the shares of common stock reserved for issuance upon settlement as equity in accordance with ASC 815-40, *Contracts in Entity's Own Equity*, which permits equity classification when a contract is considered indexed to the entity's own stock and the contract requires or permits the issuing entity to settle the contract in shares (either physically or net in shares).

The guidance establishes a two-step process for evaluating whether an equity-linked financial instrument is considered indexed to the entity's own stock, first, evaluating the instrument's contingent exercise provisions and second, evaluating the instrument's settlement provisions. When entering into forward sales agreements, we determined that (i) none of the agreement's exercise contingencies are based on observable markets or indices besides those related to the market for our own stock price; and (ii) none of the settlement provisions preclude the agreements from being indexed to our own stock.

Before the issuance of shares of common stock, upon physical or net share settlement of the forward sales agreements, the Company expects that the shares issuable upon settlement of the forward sales agreements will be reflected in its diluted income/(loss) per share calculations using the treasury stock method. Under this method, the number of shares of common stock used in calculating diluted income/(loss) per share is deemed to be increased by the excess, if any, of the number of shares of common stock that would be issued upon full physical settlement of the forward sales agreements over the number of shares of common stock that could be purchased by the Company in the open market (based on the average market price during the period) using the proceeds receivable upon full physical settlement (based on the adjusted forward sale price at the end of the reporting period). When the Company physically or net share settles any forward sales agreement, the delivery of shares of common stock would result in an increase in the number of weighted average common shares outstanding and dilution to basic income/(loss) per share. (See Note 8, *Income/(Loss) per Share* for further discussion.)

Impact of COVID-19 Pandemic

We continue to monitor the status and respond to the effects of the COVID-19 pandemic and its impact on our business. While the pandemic and related government measures adversely impacted our business in certain prior periods, the extent of the impact generally has decreased. Future developments regarding COVID-19, however, continue to be uncertain and difficult to predict. There can be no assurances that closures or restrictions in response to COVID-19, including due to new variants, will not be imposed in the future or that other developments related to COVID-19 will not adversely affect our business, results of operations, financial condition and cash flows in future periods.

During the years ended December 31, 2022 and 2021, the Company performed an analysis in accordance with the ASC 842, *Leases,* guidance to assess the collectibility of its operating lease receivables in light of the COVID-19 pandemic. This analysis included an assessment of collectibility of current and future rents and whether those lease payments were no longer probable of collection. In accordance with the leases guidance, if lease payments are no longer deemed to be probable over the life of the lease contract, we recognize revenue only when cash is received, and all existing contractual operating lease receivables and straight-line lease receivables are reserved.

As a result of its analysis, the Company reduced its reserve to approximately $8.7 million for multifamily tenant lease receivables and reduced its reserve to approximately $4.3 million for retail tenant lease receivables (inclusive of $3.2 million of reserves on straight-line lease receivables) for its wholly-owned communities and communities held by joint ventures during the year ended December 31, 2022. In aggregate, the reduction in reserve is reflected as a $6.0 million increase to *Rental income* and a $0.5 million increase to *Income/(loss) from unconsolidated entities* on the Consolidated Statements of Operations for the year ended December 31, 2022. During the year ended December 31, 2021, the Company reduced its reserve to approximately $13.2 million for multifamily tenant lease receivables and increased its reserve to approximately $6.1 million for retail tenant lease receivables (inclusive of $4.0 million of reserves on straight-line lease receivables) for its wholly-owned communities and communities held by joint ventures. In aggregate, the reduction in reserve is reflected as a $0.1 million increase to *Rental income* and a $0.1 million increase to *Income/(loss) from unconsolidated entities* on the Consolidated Statements of Operations for the year ended December 31, 2021. The impact to deferred leasing commissions was not material for the years ended December 31, 2022 and 2021.

The Company did not recognize any other adjustments to the carrying amounts of assets or asset impairment charges due to the COVID-19 pandemic for the years ended December 31, 2022, 2021 and 2020.

Use of Estimates

The preparation of these financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the dates of the financial statements and the amounts of revenues and expenses during the reporting periods. Actual amounts realized or paid could differ from those estimates.

Market Concentration Risk

The Company is subject to increased exposure from economic and other competitive factors specific to markets where the Company holds a significant percentage of the carrying value of its real estate portfolio. At December 31, 2022, the Company held greater than 10% of the carrying value of its real estate portfolio in each of the Metropolitan D.C., Boston, Massachusetts and New York, New York markets.

3. REAL ESTATE OWNED

Real estate assets owned by the Company consist of income producing operating properties, properties under development, land held for future development, and held for disposition properties. As of December 31, 2022, the Company owned and consolidated 165 communities in 13 states plus the District of Columbia totaling 54,999 apartment homes. The following table summarizes the carrying amounts for our real estate owned (at cost) as of December 31, 2022 and 2021 *(dollars in thousands):*

	December 31, 2022	December 31, 2021
Land	$ 2,539,499	$ 2,342,385
Depreciable property — held and used:		
Land improvements	254,578	241,905
Building, improvements, and furniture, fixtures and equipment	12,521,838	11,717,931
Real estate intangible assets	50,013	50,013
Under development:		
Land and land improvements	43,711	74,399
Building, improvements, and furniture, fixtures and equipment	146,394	314,170
Real estate held for disposition:		
Building, improvements, and furniture, fixtures and equipment	14,039	—
Real estate owned	15,570,072	14,740,803
Accumulated depreciation (a)	(5,762,501)	(5,137,096)
Real estate owned, net	$ 9,807,571	$ 9,603,707

(a) Accumulated depreciation is inclusive of $13.1 million and $8.8 million of accumulated amortization related to real estate intangible assets as of December 31, 2022 and 2021, respectively.

Acquisitions

In April 2022, the Company acquired a to-be-developed parcel of land located in Fort Lauderdale, Florida for approximately $16.0 million.

In June 2022, the Company acquired a 433 apartment home operating community located in Danvers, Massachusetts for approximately $207.5 million. The Company increased its real estate assets owned by approximately $203.7 million and recorded $3.8 million of in-place lease intangibles.

In June 2022, the Company acquired three contiguous to-be-developed parcels of land located in Dallas, Texas for approximately $90.2 million.

In June 2022, the Company acquired a to-be-developed parcel of land, which included two operating retail components, located in Riverside, California for approximately $29.0 million. The Company increased its real estate assets owned by approximately $28.2 million and recorded $0.8 million of in-place lease intangibles.

In January 2021, the Company acquired a 300 apartment home operating community located in Franklin, Massachusetts, for approximately $77.4 million. In connection with the acquisition, the Company assumed an above-market mortgage note payable secured by the community with an outstanding balance of approximately $51.8 million. The Company increased its real estate assets owned by approximately $82.0 million, recorded $2.0 million of in-place lease intangibles, and recorded a $6.6 million debt premium in connection with the above-market debt assumed.

In April 2021, the Company acquired a 636 apartment home operating community located in Farmers Branch, Texas, for approximately $110.2 million. In connection with the acquisition, the Company assumed an above-market mortgage note payable secured by the community with an outstanding balance of approximately $42.0 million. The Company increased its real estate assets owned by approximately $111.5 million, recorded $3.0 million of in-place lease intangibles, and recorded a $4.3 million debt premium in connection with the above-market debt assumed.

The Company previously had a secured note with an unaffiliated third party with an aggregate commitment of $20.0 million. The note was secured by a parcel of land and related land improvements located in Alameda, California. In September 2020, the developer defaulted on the loan. As a result of the default, in April 2021, the Company took title to the property pursuant to a deed in lieu of foreclosure. The Company increased its real estate assets owned by approximately $25.0 million, the fair market value of the property on the date of the title transfer, and recorded a $0.1 million gain on extinguishment of the secured note to *Interest income and other income/(expense), net* on the Consolidated Statements of Operations.

In May 2021, the Company acquired a to-be-developed parcel of land located in Tampa, Florida, for approximately $6.6 million.

In May 2021, the Company acquired a 945 apartment home operating community located in Frisco, Texas, for approximately $166.9 million. In connection with the acquisition, the Company assumed an above-market mortgage note payable secured by the community with an outstanding balance of approximately $89.5 million. The Company increased its real estate assets owned by approximately $169.9 million, recorded $4.1 million of in-place lease intangibles, and recorded a $7.1 million debt premium in connection with the above-market debt assumed.

In June 2021, the Company acquired a 468 apartment home operating community located in Germantown, Maryland, for approximately $121.9 million. The Company increased its real estate assets owned by approximately $119.3 million and recorded $2.6 million of in-place lease intangibles.

In July 2021, the Company acquired a 259 apartment home operating community located in Bellevue, Washington, for approximately $171.9 million. The Company previously had a $115.0 million secured note receivable associated with this operating community. The Company increased its real estate assets owned by approximately $169.1 million and recorded $2.8 million of in-place lease intangibles. In connection with the acquisition of this community, the note and the unpaid accrued interest were paid in full.

In August 2021, the Company acquired a 544 apartment home operating community located in Germantown, Maryland, for approximately $127.2 million. The Company increased its real estate assets owned by approximately $124.4 million and recorded $2.8 million of in-place lease intangibles.

In September 2021, the Company acquired a 320 apartment home operating community located in King of Prussia, Pennsylvania, for approximately $116.2 million. The Company increased its real estate assets owned by approximately $113.8 million and recorded $2.4 million of in-place lease intangibles.

In September 2021, the Company acquired a 192 apartment home operating community located in Towson, Maryland, for approximately $57.6 million. The Company increased its real estate assets owned by approximately $54.0 million and recorded $2.4 million of real estate tax intangibles and $1.2 million of in-place lease intangibles.

In September 2021, the Company acquired a 339 apartment home operating community located in Philadelphia, Pennsylvania, for approximately $147.0 million. The Company increased its real estate assets owned by approximately $136.7 million and recorded $7.1 million of real estate tax intangibles and $3.2 million of in-place lease intangibles.

In October 2021, the Company acquired its joint venture partner's common equity interest in a 330 apartment home operating community located in Orlando, Florida, for a total purchase price of approximately $106.0 million. The Company paid for the community by issuing approximately 0.9 million OP Units (valued at $53.00 per unit per the agreement) to the seller, which equaled $47.9 million. In connection with the acquisition, the joint venture construction loan of approximately $39.6 million was repaid. The Company previously held a $16.4 million preferred equity investment in the entity on the date of acquisition, which it accounted for as an unconsolidated equity investment. As a result, in October 2021, the Company increased its ownership interest to 100% and consolidated the operating community. The Company accounted for the consolidation as an asset acquisition resulting in no gain or loss upon consolidation. The Company increased its real estate assets owned by approximately $103.6 million and recorded $2.4 million of in-place lease intangibles.

In October 2021, the Company acquired a 663 apartment home operating community located in Orlando, Florida, for approximately $177.8 million. The Company increased its real estate assets owned by approximately $174.1 million and recorded and $3.7 million of in-place lease intangibles.

In November 2021, the Company acquired a 430 apartment home operating community located in Towson, Maryland, for approximately $125.3 million. The Company increased its real estate assets owned by approximately $122.6 million and recorded and $2.7 million of in-place lease intangibles.

Dispositions

In January 2023, the Company sold the retail component of a development community located in Washington D.C. for gross proceeds of approximately $14.4 million, resulting in an estimated gain of less than $0.1 million.

In November 2022, the Company sold an operating community located in Orange County, California with a total of 90 apartment homes for gross proceeds of $41.5 million, resulting in a gain of approximately $25.5 million.

In February 2021, the Company sold an operating community located in Anaheim, California, with a total of 386 apartment homes for gross proceeds of $156.0 million, resulting in a gain of approximately $50.8 million.

In October 2021, the Company sold an operating community located in Anaheim, California, with a total of 265 apartment homes for a sales price of $126.0 million, resulting in a gain of approximately $85.2 million.

In May 2020, the Company sold an operating community located in Bellevue, Washington, with a total of 71 apartment homes for gross proceeds of $49.7 million, resulting in a gain of approximately $29.6 million. The sale was partially financed by the Company through the issuance of a promissory note totaling $4.0 million which was repaid in January 2021. The proceeds were designated for a tax-deferred Section 1031 exchange that were used to pay a portion of the purchase price for an acquisition of an operating community in Tampa, Florida, in January 2020.

In May 2020, the Company sold an operating community located in Kirkland, Washington, with a total of 196 apartment homes for gross proceeds of $92.9 million, resulting in a gain of approximately $31.7 million.

In October 2020, the Company sold an operating community located in Alexandria, Virginia, with a total of 332 apartment homes for gross proceeds of $145.0 million, resulting in a gain of approximately $58.0 million. The proceeds were designated for a tax-deferred Section 1031 exchange and were used to pay a portion of the purchase price for acquisitions in November and December 2020.

Developments

At December 31, 2022, the Company was developing three wholly-owned communities totaling 715 homes, of which 161 have been completed, in which we have an investment of $190.1 million. The communities are estimated to be completed between the first quarter of 2023 and the second quarter of 2024.

Other Activity

In connection with the acquisition of certain properties, the Company agreed to pay certain of the tax liabilities of certain contributors if the Company sells one or more of the properties contributed in a taxable transaction prior to the expiration of specified periods of time following the acquisition. The Company may, however, sell, without being required to pay any tax liabilities, any of such properties in a non-taxable transaction, including, but not limited to, a tax deferred Section 1031 exchange.

Further, the Company has agreed to maintain certain debt that may be guaranteed by certain contributors for specified periods of time following the acquisition. The Company, however, has the ability to refinance or repay guaranteed debt or to substitute new debt if the debt and the guaranty continue to satisfy certain conditions.

Amortization of Intangible Assets

The following table provides a summary of the aggregate amortization for the intangible assets acquired in the acquisition of real estate for each of the next five years and thereafter (*in thousands*):

	Unamortized Balance as of December 31, 2022	2023	2024	2025	2026	2027	Thereafter
Real estate intangible assets, net (a)	$ 36,932	$ 4,162	$ 3,995	$ 3,858	$ 3,723	$ 3,590	$ 17,604
In-place lease intangible assets, net (b)	3,375	665	627	583	476	406	618
Total	$ 40,307	$ 4,827	$ 4,622	$ 4,441	$ 4,199	$ 3,996	$ 18,222

(a) Real estate intangible assets, net is recorded net of accumulated amortization of $13.1 million in *Real estate held for investment, net* on the Consolidated Balance Sheets. For the years ended December 31, 2022 and 2021, $4.3 million and $3.0 million, respectively, of amortization expense was recorded in *Depreciation and Amortization* on the Consolidated Statement of Operations.

(b) In-place lease intangible assets, net is recorded net of accumulated amortization of $14.4 million in *Other assets* on the Consolidated Balance Sheets. For the years ended December 31, 2022 and 2021, $22.5 million and $20.3 million, respectively, was recorded in *Depreciation and Amortizatio*n on the Consolidated Statement of Operations.

4. VARIABLE INTEREST ENTITIES

The Company has determined that the Operating Partnership and DownREIT Partnership are VIEs as the limited partners lack substantive kick-out rights and substantive participating rights. The Company has concluded that it is the primary beneficiary of, and therefore consolidates, the Operating Partnership and DownREIT Partnership based on its role as the sole general partner of the Operating Partnership and DownREIT Partnership. The Company's role as community manager and its equity interests give us the power to direct the activities that most significantly impact the economic performance and the obligation to absorb potentially significant losses or the right to receive potentially significant benefits of the Operating Partnership and DownREIT Partnership.

5. JOINT VENTURES AND PARTNERSHIPS

UDR has entered into joint ventures and partnerships with unrelated third parties to own, operate, acquire, renovate, develop, redevelop, dispose of, and manage real estate assets that are either consolidated and included in *Real estate owned* on the Consolidated Balance Sheets or are accounted for under the equity method of accounting, and are included in *Investment in and advances to unconsolidated joint ventures, net*, on the Consolidated Balance Sheets. The Company consolidates the entities that we control as well as any variable interest entity where we are the primary beneficiary. Under the VIE model, the Company consolidates an entity when it has control to direct the activities of the VIE and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Under the voting model, the Company consolidates an entity when it controls the entity through ownership of a majority voting interest.

UDR's joint ventures and partnerships are funded with a combination of debt and equity. Our losses are typically limited to our investment and except as noted below, the Company does not guarantee any debt, capital payout or other obligations associated with our joint ventures and partnerships.

Consolidated joint venture

The Company has a preferred equity investment in a joint venture that owns 1532 Harrison, a 136 home community located in San Francisco, California. In September 2022, the joint venture defaulted on its senior construction loan, and the Company subsequently purchased the loan for its unpaid balance of $47.2 million pursuant to an agreement entered into with the lender at the time the preferred equity investment was made. As a result, the joint venture was deemed to be a VIE. The Company concluded that it is the primary beneficiary of the VIE, and therefore began consolidating the joint venture. The consolidated assets and liabilities related to the VIE were initially recorded at fair value during September 2022 and the book values were approximately $85.7 million and $0.1 million, respectively, as of December 31, 2022. The senior construction loan payable and related interest expense due from the joint venture eliminate upon consolidation of the Company's consolidated financial statements. In February 2023, the Company took title to 1532 Harrison pursuant to a foreclosure resulting in it being a wholly-owned community.

Unconsolidated joint ventures and partnerships

The Company recognizes earnings or losses from our investments in unconsolidated joint ventures and partnerships consisting of our proportionate share of the net earnings or losses of the joint ventures and partnerships. In addition, we may earn fees for providing management services for the communities held by the unconsolidated joint ventures and partnerships.

The following table summarizes the Company's investment in and advances to unconsolidated joint ventures and partnerships, net, which are accounted for under the equity method of accounting as of December 31, 2022 and 2021 *(dollars in thousands)*:

Joint Ventures	Location of Properties	Number of Operating Communities December 31, 2022	Number of Apartment Homes December 31, 2022	Investment at December 31, 2022	Investment at December 31, 2021	UDR's Ownership Interest December 31, 2022	UDR's Ownership Interest December 31, 2021	Income/(loss) from investments Year Ended December 31, 2022	Income/(loss) from investments Year Ended December 31, 2021	Income/(loss) from investments Year Ended December 31, 2020
Operating:										
UDR/MetLife I	Los Angeles, CA	1	150	$ 20,815	$ 23,880	**50.0 %**	50.0 %	$ (2,027)	$ (2,544)	$ (2,639)
UDR/MetLife II	Various	7	1,250	174,645	181,023	**50.0 %**	50.0 %	1,245	(3,303)	(1,044)
Other UDR/MetLife Joint Ventures (a)	Various	5	1,437	51,700	66,012	**50.6 %**	50.6 %	(6,822)	(11,938)	(10,444)
Investment in and advances to unconsolidated joint ventures, net, before preferred equity investments and real estate technology investments				$ 247,160	$ 270,915			$ (7,604)	$ (17,785)	$ (14,127)

Developer Capital Program and Real Estate Technology Investments (b)	Location	Rate	Years To Maturity	UDR Commitment (c)	Investment at December 31, 2022	Investment at December 31, 2021	Income/(loss) from investments Year Ended December 31, 2022	Income/(loss) from investments Year Ended December 31, 2021	Income/(loss) from investments Year Ended December 31, 2020
Preferred equity investments:									
Junction	Santa Monica, CA	12.5 %	0.8	$ 8,800	$ 14,865	$ 13,183	$ 1,682	$ 1,484	$ 1,321
1532 Harrison (d)	San Francisco, CA	N/A	—	—	—	35,248	5,152	2,354	3,519
1200 Broadway (e) (f)	Nashville, TN	N/A	—	—	—	61,326	11,889	6,043	5,309
1300 Fairmount (f)	Philadelphia, PA	8.5 %	0.8	51,393	70,501	64,780	5,721	5,237	4,843
Modera Lake Merritt (f)	Oakland, CA	9.0 %	1.4	27,250	32,672	33,828	(1,156)	2,899	2,592
Thousand Oaks (f)	Thousand Oaks, CA	9.0 %	2.1	20,059	24,898	22,764	2,134	1,924	763
Vernon Boulevard (f)	Queens, NY	13.0 %	2.5	40,000	54,880	48,210	6,652	5,845	2,348
Makers Rise (f)	Herndon, VA	9.0 %	3.0	30,208	34,059	22,828	2,865	926	—
121 at Watters (f)	Allen, TX	9.0 %	3.2	19,843	22,511	14,134	1,861	749	—
Infield Phase I	Kissimmee, FL	14.0 %	1.4	16,044	17,816	—	1,743	—	—
Upton Place	Washington, D.C.	9.7 %	4.9	52,163	56,832	29,566	4,429	92	—
Meetinghouse (g)	Portland, OR	8.25 %	4.2	11,600	12,134	—	716	—	—
Heirloom (h)	Portland, OR	8.25 %	4.4	16,185	16,714	—	676	—	—
Portfolio Recapitalization (i)	Various	8.0 %	6.5	102,000	102,705	—	3,616	—	—
Real estate technology investments:									
RETV I (j)	N/A	N/A	N/A	18,000	16,601	71,464	(35,507)	50,795	5,143
RETV II	N/A	N/A	N/A	18,000	11,670	8,130	(265)	1,101	(206)
RETV III (k)	N/A	N/A	N/A	15,000	—	—	—	—	—
RET Strategic Fund (l)	N/A	N/A	N/A	25,000	8,078	—	496	—	—
RET ESG (m)	N/A	N/A	N/A	10,000	2,898	—	(153)	—	—
Total Preferred Equity Investments and Real Estate Technology Investments					499,834	425,461	12,551	79,449	25,632
Sold joint ventures and other investments					—	—	—	3,982	7,339
Total Joint Ventures and Developer Capital Program and Real Estate Technology Investments, net (a)					$ 746,994	$ 696,376	$ 4,947	$ 65,646	$ 18,844

(a) As of December 31, 2022 and 2021, the Company's negative investment in 13th and Market Properties LLC of $7.5 million and $6.1 million, respectively, is included in Other UDR/MetLife Joint Ventures in the table above and recorded in *Accounts payable, accrued expenses, and other liabilities* on the Consolidated Balance Sheets.

(b) The Developer Capital Program is the program through which the Company makes investments, including preferred equity investments, mezzanine loans or other structured investments that may receive a fixed yield on the investment and may include provisions pursuant to which the Company participates in the increase in value of the property upon monetization of the applicable property.

(c) Represents UDR's maximum funding commitment only and therefore excludes other activity such as income from investments.

(d) As disclosed above, the Company began consolidating the 1532 Harrison joint venture in September 2022. The Company recorded $5.2 million in *Income/(loss) from unconsolidated entities* in connection with recording the joint venture's assets and liabilities at fair value on the date of consolidation.

(e) In January 2022, the joint venture sold its community, a 313 apartment home operating community located in Nashville, Tennessee, for a sales price of approximately $294.0 million. As a result, the Company recorded variable upside participation on the sale of approximately $10.6 million, net of associated costs.

(f) The Company's preferred equity investment receives a variable percentage of the value created from the project upon a capital or liquidating event.

(g) In March 2022, the Company entered into a joint venture agreement with an unaffiliated joint venture partner to operate a 232 apartment home community in Portland, Oregon. The Company's preferred equity investment of $11.6 million earns a preferred return of 8.25% per annum. The unaffiliated joint venture partner is the managing member of the joint venture. The Company has concluded that it does not control the joint venture and accounts for it under the equity method of accounting.

(h) In June 2022, the Company entered into a joint venture agreement with an unaffiliated joint venture partner to operate a 286 apartment home community in Portland, Oregon. The Company's preferred equity investment of $16.2 million earns a preferred return of 8.25% per annum. The unaffiliated joint venture partner is the managing member of the joint venture. The Company has concluded that it does not control the joint venture and accounts for it under the equity method of accounting.

(i) In July 2022, the Company entered into a joint venture agreement with an unaffiliated joint venture partner to operate 14 communities located in various markets across the United States. The Company's preferred equity investment of $102.0 million earns a preferred return of 8.0% per annum. The unaffiliated joint venture partner is the managing member of the joint venture. The Company has concluded that it does not control the joint venture and accounts for it under the equity method of accounting.

(j) The Company recognized $(35.5) million and $50.8 million of investment income/(loss) from RETV I for the years ended December 31, 2022 and 2021, respectively, which primarily related to unrealized gains/(losses) from one portfolio investment held by RETV I, SmartRent, Inc. ("SmartRent"). In 2021, SmartRent, a provider of smart home automation solutions, went public through a merger with a publicly traded special purpose acquisition company. As a result, SmartRent began trading on the New York Stock Exchange under the ticker symbol "SMRT." Due to the merger, all shares of SmartRent that RETV I held were converted to publicly traded SmartRent shares based on a pre-determined conversion factor. Following the merger and stock conversion, RETV I began recording its investment in SmartRent based on the share price at the end of the applicable reporting period.

(k) In November 2022, the Company entered into a real estate technology investment as a limited partner, for a total commitment of $15.0 million. As of December 31, 2022, no funding to the limited partnership had occurred. The Company has concluded that it does not control the limited partnership and accounts for it under the equity method of accounting.

(l) In January 2022, the Company entered into a real estate technology investment as a limited partner, for a total commitment of $25.0 million. The Company funded $7.5 million to the limited partnership during the year ended December 31, 2022. The Company has concluded that it does not control the limited partnership and accounts for it under the equity method of accounting.

(m) In April 2022, the Company entered into a real estate technology ESG investment as a limited partner, for a total commitment of $10.0 million. The Company funded $3.0 million to the limited partnership during the year ended December 31, 2022. The Company has concluded that it does not control the limited partnership and accounts for it under the equity method of accounting.

As of December 31, 2022 and 2021, the Company had deferred fees of $8.1 million and $8.7 million, respectively, which will be recognized through earnings over the weighted average life of the related properties, upon the disposition of the properties to a third party, or upon completion of certain development obligations.

The Company recognized management fees of $5.0 million, $6.1 million, and $5.1 million during the years ended December 31, 2022, 2021, and 2020, respectively, for management of the communities held by the joint ventures and partnerships. The management fees are included in *Joint venture management and other fees* on the Consolidated Statements of Operations.

The Company may, in the future, make additional capital contributions to certain of our joint ventures and partnerships should additional capital contributions be necessary to fund acquisitions or operations.

We consider various factors to determine if a decrease in the value of our *Investment in and advances to unconsolidated joint ventures, net* is other-than-temporary. These factors include, but are not limited to, age of the venture, our intent and ability to retain our investment in the entity, the financial condition and long-term prospects of the entity, and the relationships with the other joint venture partners and its lenders. Based on the significance of the unobservable inputs, we classify these fair value measurements within Level 3 of the valuation hierarchy. The Company did not incur any other-than-temporary impairments in the value of its investments in unconsolidated joint ventures during the years ended December 31, 2022, 2021, and 2020.

Condensed summary financial information relating to the unconsolidated joint ventures' and partnerships' operations (not just our proportionate share) is presented below for the years ended December 31, 2022, 2021, and 2020 (*dollars in thousands*):

As of and For the Year Ended December 31, 2022	UDR/ MetLife I	UDR/ MetLife II	Other UDR/MetLife Joint Ventures	RETV I	Total Excluding DCP	Developer Capital Program and Other Investments	Total
Condensed Statements of Operations:							
Total revenues	$ 10,813	$ 58,163	$ 61,253	$ 42	$ 130,271	$ 38,145	$ 168,416
Property operating expenses	5,011	25,950	24,301	1,596	56,858	23,622	80,480
Real estate depreciation and amortization	6,033	18,478	31,069	—	55,580	20,064	75,644
Gain/(loss) on sale of real estate	—	—	—	—	—	127,542	127,542
Operating income/(loss)	(231)	13,735	5,883	(1,554)	17,833	122,001	139,834
Interest expense	(3,068)	(10,124)	(17,318)	(21)	(30,531)	(16,383)	(46,914)
Other income/(loss)	—	—	—	—	—	(90)	(90)
Net realized gain/(loss) on held investments (a)	—	—	—	101,954	101,954	3,601	105,555
Net unrealized gain/(loss) on held investments (a)	—	—	—	(308,202)	(308,202)	(569)	(308,771)
Net income/(loss)	$ (3,299)	$ 3,611	$ (11,435)	$ (207,823)	$ (218,946)	$ 108,560	$ (110,386)
Condensed Balance Sheets:							
Total real estate, net	$ 102,900	$ 623,994	$ 531,058	—	$ 1,257,952	1,481,832	$ 2,739,784
Investments, at fair value	—	—	—	96,118	96,118	117,625	213,743
Cash and cash equivalents	1,863	6,586	7,105	1,160	16,714	22,285	38,999
Other assets	1,464	9,142	3,814	52	14,472	107,287	121,759
Total assets	106,227	639,722	541,977	97,330	1,385,256	1,729,029	3,114,285
Third party debt, net	71,059	334,687	452,163	—	857,909	1,079,420	1,937,329
Accounts payable and accrued liabilities	1,105	7,590	5,460	70	14,225	202,923	217,148
Total liabilities	72,164	342,277	457,623	70	872,134	1,282,343	2,154,477
Total equity	$ 34,063	$ 297,445	$ 84,354	$ 97,260	$ 513,122	$ 446,686	$ 959,808

(a) Net unrealized and realized gain/(loss) on held investments related to RETV I primarily related to unrealized and realized gains from SmartRent. For the year ended December 31, 2022, the Company recorded its share of net losses related to RETV I of $(35.5) million. Of that amount, $(37.2) million related to SmartRent, which are recorded in *Income/(loss) from unconsolidated entities* on the Consolidated Statement Operations.

As of and For the Year Ended December 31, 2021	UDR/ MetLife I	UDR/ MetLife II	Other UDR/MetLife Joint Ventures	West Coast Development Joint Ventures	RETV I	Total Excluding DCP	Developer Capital Program and Other Investments	Total
Condensed Statements of Operations:								
Total revenues	$ 9,186	$ 52,324	$ 52,614	$ 184	$ 6	$ 114,314	$ 18,509	$ 132,823
Property operating expenses	4,506	24,165	23,090	333	1,445	53,539	15,626	69,165
Real estate depreciation and amortization	5,948	19,006	33,532	—	—	58,486	8,429	66,915
Gain/(loss) on sale of real estate	—	—	—	34,757	—	34,757	—	34,757
Operating income/(loss)	(1,268)	9,153	(4,008)	34,608	(1,439)	37,046	(5,546)	31,500
Interest expense	(3,068)	(11,873)	(17,366)	(41)	(17)	(32,365)	(11,161)	(43,526)
Other income/(loss)	—	—	—	(1,238)	—	(1,238)	(623)	(1,861)
Net realized gain/(loss) on held investments	—	—	—	—	12,341	12,341	—	12,341
Net unrealized gain/(loss) on held investments (a)	—	—	—	—	285,155	285,155	16,276	301,431
Net income/(loss)	$ (4,336)	$ (2,720)	$ (21,374)	$ 33,329	$ 296,040	$ 300,939	$ (1,054)	$ 299,885
Condensed Balance Sheets:								
Total real estate, net	$ 108,340	$ 636,674	$ 558,680	$ —	$ —	$ 1,303,694	$ 739,464	$ 2,043,158
Investments, at fair value	—	—	—	—	405,675	405,675	54,566	460,241
Real estate assets held for sale	—	—	—	—	—	—	168,668	168,668
Cash and cash equivalents	1,378	5,864	5,668	—	3,681	16,591	6,300	22,891
Other assets	1,804	10,483	5,419	—	14	17,720	11,228	28,948
Total assets	111,522	653,021	569,767	—	409,370	1,743,680	980,226	2,723,906
Third party debt, net	71,003	336,533	453,182	—	—	860,718	355,200	1,215,918
Liabilities held for sale	—	—	—	—	—	—	106,990	106,990
Accounts payable and accrued liabilities	1,059	7,360	5,866	—	90	14,375	37,314	51,689
Total liabilities	72,062	343,893	459,048	—	90	875,093	499,504	1,374,597
Total equity	$ 39,460	$ 309,128	$ 110,719	$ —	$ 409,280	$ 868,587	$ 480,722	$ 1,349,309

(a) Net unrealized gain/(loss) on held investments primarily related to unrealized gains from SmartRent, which became a public company in 2021. For the year ended December 31, 2021, the Company recorded its share of the net unrealized gain/(loss) on held investments of $49.9 million, of which $48.9 million related to SmartRent, in *Income/(loss) from unconsolidated entities* on the Consolidated Statement Operations.

For the Year Ended December 31, 2020	UDR/ MetLife I	UDR/ MetLife II	Other UDR/MetLife Joint Ventures	West Coast Development Joint Ventures	RETV I	Total Excluding DCP	Developer Capital Program and Other Investments	Total
Condensed Statements of Operations:								
Total revenues	$ 9,480	$ 56,274	$ 57,781	$ 8,668	$ 19	$ 132,222	$ 16,170	$ 148,392
Property operating expenses	4,978	21,951	22,870	4,477	2,382	56,658	5,850	62,508
Real estate depreciation and amortization	5,980	18,912	35,454	3,338	—	63,684	3,495	67,179
Operating income/(loss)	(1,478)	15,411	(543)	853	(2,363)	11,880	6,825	18,705
Interest expense	(3,075)	(15,386)	(17,457)	(1,344)	—	(37,262)	(3,121)	(40,383)
Other income/(loss)	—	204	—	63	—	267	35	302
Net unrealized gain/(loss) on held investments	—	—	—	—	36,151	36,151	(10)	36,141
Net income/(loss)	$ (4,553)	$ 229	$ (18,000)	$ (428)	$ 33,788	$ 11,036	$ 3,729	$ 14,765

6. LEASES

Lessee - Ground Leases

UDR has six communities that are subject to ground leases, under which UDR is the lessee, that expire between 2043 and 2103, inclusive of extension options we are reasonably certain will be exercised. All of these leases are classified as operating leases through the lease term expiration based on our election of the practical expedient provided by the leasing standard. Rental expense for lease payments related to operating leases is recognized on a straight-line basis over the remaining lease term. We currently do not hold any finance leases. The Company also elected the short-term lease exception provided by the leasing standard and therefore only recognizes right-of-use assets and lease liabilities for leases with a term greater than one year. No leases qualified for the short-term lease exception during the years ended December 31, 2022 and 2021.

As of December 31, 2022 and 2021, the *Operating lease right-of-use assets* were $194.1 million and $197.5 million, respectively, and the *Operating lease liabilities* were $189.2 million and $192.5 million, respectively, on our Consolidated Balance Sheets related to our ground leases. The value of the *Operating lease right-of-use assets* exceeds the value of the *Operating lease liabilities* due to prepaid lease payments and intangible assets for ground leases acquired in the purchase of real estate. The calculation of these amounts includes minimum lease payments over the remaining lease term (described further in the table below). Variable lease payments are excluded from the right-of-use assets and lease liabilities and are recognized in earnings in the period in which the obligation for those payments is incurred.

As the discount rate implicit in the leases was not readily determinable, we determined the discount rate for these leases utilizing the Company's incremental borrowing rate at a portfolio level, adjusted for the remaining lease term, and the form of underlying collateral.

The weighted average remaining lease term for these leases was 42.6 years and 43.2 years at December 31, 2022 and 2021, respectively, and the weighted average discount rate was 5.0% at both December 31, 2022 and 2021.

Future minimum lease payments and total operating lease liabilities from our ground leases as of December 31, 2022 are as follows *(dollars in thousands)*:

	Ground Leases
2023	$ 12,442
2024	12,442
2025	12,442
2026	12,442
2027	12,442
Thereafter	417,895
Total future minimum lease payments (undiscounted)	480,105
Difference between future undiscounted cash flows and discounted cash flows	(290,867)
Total operating lease liabilities (discounted)	$ 189,238

For purposes of recognizing our ground lease contracts, the Company uses the minimum lease payments, if stated in the agreement. For ground lease agreements where there is a rent reset provision based on a change in an index or a rate (i.e., changes in fair market rental rates or changes in the consumer price index) but that does not include a specified minimum lease payment, the Company uses the current rent over the remainder of the lease term. If there is a contingency upon which some or all of the variable lease payments that will be paid over the remainder of the lease term are based, which is resolved such that those payments now meet the definition of lease payments, the Company will remeasure the right-of-use asset and lease liability on the reset date.

The components of operating lease expenses were as follows *(dollars in thousands)*:

		Year Ended December 31,					
		2022		**2021**		**2020**	
Lease expense:							
Contractual lease expense	$	12,991	$	12,924	$	12,821	
Variable lease expense (a)		112		78		119	
Total operating lease expense (b)(c)	$	13,103	$	13,002	$	12,940	

(a) Variable lease expense includes adjustments such as changes in the consumer price index and payments based on a percentage of a community's revenue.

(b) Lease expense is reported within the line item *Other operating expenses* on the Consolidated Statements of Operations.

(c) For the year ended December 31, 2022, *Operating lease right-of-use assets* and *Operating lease liabilities* amortized by $3.4 million and $3.3 million, respectively, for the year ended December 31, 2021, *Operating lease right-of-use assets* and *Operating lease liabilities* amortized by $3.5 million and $3.1 million, respectively, and for the year ended December 31, 2020, *Operating lease right-of-use assets* and *Operating lease liabilities* amortized by $3.3 million and $3.0 million, respectively. Due to the net impact of the amortization, the Company recorded $0.1 million, $0.3 million and $0.3 million of total operating lease expense during the years ended December 31, 2022, 2021 and 2020, respectively.

Lessor - Apartment Home, Retail and Commercial Space Leases

UDR's communities and retail and commercial space are leased to tenants under operating leases. As of December 31, 2022, our apartment home leases generally have initial terms of 12 months or less. As of December 31, 2022, our retail and commercial space leases generally have initial terms of between 5 and 15 years and represent approximately 1% to 2% of our total lease revenue. Our apartment home leases are generally renewable at the end of the lease term, subject to potential changes in rental rates, and our retail and commercial space leases generally have renewal options, subject to associated increases in rental rates due to market-based or fixed-price renewal options and certain other conditions. (See Note 16, *Reportable Segments* for further discussion around our major revenue streams and disaggregation of our revenue.)

Future minimum lease payments from our retail and commercial leases as of December 31, 2022 are as follows *(dollars in thousands)*:

		Retail and Commercial Leases
2023	$	26,907
2024		25,232
2025		21,971
2026		19,174
2027		15,214
Thereafter		66,864
Total future minimum lease payments (a)	$	175,362

(a) We have excluded our apartment home leases from this table as our apartment home leases generally have initial terms of 12 months or less.

Certain of our leases with retail and commercial tenants provide for the payment by the lessee of additional variable rent based on a percentage of the tenant's revenue. The amounts shown in the table above do not include these variable percentage rents. The Company recorded variable percentage rents of $0.8 million, $0.4 million and $0.2 million during the years ended December 31, 2022, 2021 and 2020, respectively.

7. SECURED AND UNSECURED DEBT, NET

The following is a summary of our secured and unsecured debt at December 31, 2022 and 2021 (*dollars in thousands*):

| | Principal Outstanding | | As of December 31, 2022 | | |
	December 31, 2022	December 31, 2021	Weighted Average Interest Rate	Weighted Average Years to Maturity	Number of Communities Encumbered
Secured Debt:					
Fixed Rate Debt					
Mortgage notes payable (a)	$ 1,005,622	$ 1,006,762	3.42 %	5.4	14
Deferred financing costs and other non-cash adjustments (b)	19,712	23,678			
Total fixed rate secured debt, net	1,025,334	1,030,440	3.42 %	5.4	14
Variable Rate Debt					
Tax-exempt secured notes payable (c)	27,000	27,000	2.76 %	9.2	1
Deferred financing costs	(53)	(60)			
Total variable rate secured debt, net	26,947	26,940	2.76 %	9.2	1
Total Secured Debt, net	1,052,281	1,057,380	3.40 %	5.5	15
Unsecured Debt:					
Variable Rate Debt					
Borrowings outstanding under unsecured credit facility due January 2026 (d) (m)	—	—	— %	3.1	
Borrowings outstanding under unsecured commercial paper program due January 2023 (e) (m)	300,000	220,000	4.70 %	0.1	
Borrowings outstanding under unsecured working capital credit facility due January 2024 (f)	28,015	29,546	5.18 %	1.0	
Term Loan due January 2027 (d) (m)	175,000	35,000	4.90 %	4.1	
Fixed Rate Debt					
Term Loan due January 2027 (d) (m)	175,000	315,000	1.43 %	4.1	
8.50% Debentures due September 2024	15,644	15,644	8.50 %	1.7	
2.95% Medium-Term Notes due September 2026 (g) (m)	300,000	300,000	2.89 %	3.7	
3.50% Medium-Term Notes due July 2027 (net of discounts of $317 and $388, respectively) (h) (m)	299,683	299,612	4.03 %	4.5	
3.50% Medium-Term Notes due January 2028 (net of discounts of $598 and $717, respectively) (m)	299,402	299,283	3.50 %	5.0	
4.40% Medium-Term Notes due January 2029 (net of discounts of $4 and $4, respectively) (i) (m)	299,996	299,996	4.27 %	6.1	
3.20% Medium-Term Notes due January 2030 (net of premiums of $9,667 and $11,040, respectively) (j) (m)	609,667	611,040	3.32 %	7.0	
3.00% Medium-Term Notes due August 2031 (net of premiums of $10,304 and $11,498, respectively) (k) (m)	610,304	611,498	3.01 %	8.6	
2.10% Medium-Term Notes due August 2032 (net of discounts of $338 and $373, respectively) (m)	399,662	399,627	2.10 %	9.6	
1.90% Medium-Term Notes due March 2033 (net of discounts of $1,230 and $1,351, respectively) (m)	348,770	348,649	1.90 %	10.2	
2.10% Medium-Term Notes due June 2033 (net of discounts of $1,041 and $1,140, respectively) (m)	298,959	298,860	2.10 %	10.5	
3.10% Medium-Term Notes due November 2034 (net of discounts of $1,045 and $1,133, respectively) (l) (m)	298,955	298,867	3.13 %	11.8	
Other	5	7			
Deferred financing costs	(24,040)	(27,222)			
Total Unsecured Debt, net	4,435,022	4,355,407	3.17 %	6.8	
Total Debt, net	$ 5,487,303	$ 5,412,787	3.17 %	6.7	

For purposes of classification of the above table, variable rate debt with a derivative financial instrument designated as a cash flow hedge is deemed as fixed rate debt due to the Company having effectively established a fixed interest rate for the underlying debt instrument.

Our secured debt instruments generally feature either monthly interest and principal or monthly interest-only payments with balloon payments due at maturity. As of December 31, 2022, secured debt encumbered approximately 11% of UDR's total real estate owned based upon gross book value (approximately 89% of UDR's real estate owned based on gross book value is unencumbered).

(a) At December 31, 2022, fixed rate mortgage notes payable are generally due in monthly installments of principal and interest and mature at various dates from July 2024 through February 2031 and carry interest rates ranging from 2.62% to 4.39%.

During the year ended December 31, 2021, the Company assumed three fixed rate mortgage notes payable with an aggregate outstanding balance of $183.3 million and a fair value of $201.3 million in connection with the acquisition of three operating properties, which carry a weighted average interest rate of 3.93%. (see Note 3, *Real Estate Owned*).

The Company did not incur any net extinguishment costs during years ended December 31, 2022 and 2021, and incurred $8.5 million of net extinguishment costs during the year ended December 31, 2020, which was included in *Interest expense* on the Consolidated Statements of Operations.

The Company will from time to time acquire properties subject to fixed rate debt instruments. In those situations, the Company records the debt at its estimated fair value and amortizes any difference between the fair value and par value to interest expense over the term of the underlying debt instrument.

(b) During the years ended December 31, 2022, 2021, and 2020, the Company had $4.5 million, $3.9 million, and $22.4 million, respectively, of amortization of the fair market adjustment of debt assumed in the acquisition of properties inclusive of its fixed rate mortgage notes payable and credit facilities, which was included in *Interest expense* on the Consolidated Statements of Operations. The unamortized fair market adjustment was a net premium of $22.5 million and $27.0 million at December 31, 2022 and 2021, respectively.

(c) The variable rate mortgage note payable secures a tax-exempt housing bond issue that matures in March 2032. Interest on this note is payable in monthly installments. As of December 31, 2022, the variable interest rate on the mortgage note was 2.76%.

(d) The Company has a $1.3 billion unsecured revolving credit facility (the "Revolving Credit Facility") and a $350.0 million unsecured term loan (the "Term Loan"). The credit agreement for these facilities (the "Credit Agreement") allows the total commitments under the Revolving Credit Facility and the total borrowings under the Term Loan to be increased to an aggregate maximum amount of up to $2.5 billion, subject to certain conditions, including obtaining commitments from one or more lenders. The Revolving Credit Facility has a scheduled maturity date of January 31, 2026, with two six-month extension options, subject to certain conditions. The Term Loan has a scheduled maturity date of January 31, 2027. In September 2022, the Company amended the Credit Agreement to change the interest rate benchmark from LIBOR to SOFR.

Based on the Company's current credit rating, the Revolving Credit Facility has an interest rate equal to SOFR plus a margin of 85.5 basis points and a facility fee of 15 basis points, and the Term Loan has an interest rate equal to SOFR plus a margin of 93.0 basis points. The margins noted for the current interest rates include a 10 basis point adjustment related to the SOFR transition. Depending on the Company's credit rating, the margin under the Revolving Credit Facility ranges from 70 to 140 basis points, the facility fee ranges from 10 to 30 basis points, and the margin under the Term Loan ranges from 75 to 160 basis points. Further, the Credit Agreement includes sustainability adjustments pursuant to which the applicable margin for the Revolving Credit Facility and the Term Loan were reduced by two basis points in September 2022 upon the Company receiving certain green building certifications, which is reflected in the margins noted above.

In August 2021, the Company entered into two interest rate swaps totaling a $175.0 million notional value, which became effective in July 2022, to hedge against interest rate risk on the Term Loan until July 2025. The all-in weighted average interest rate, inclusive of the impact of the interest rate swaps, was 1.48%. In September 2022, the Company amended its two interest rate swaps totaling a $175.0 million notional value to reflect the change in the Term Loan's interest rate benchmark form LIBOR to SOFR. The all-in weighted average interest rate, inclusive of the impact of the interest rate swaps, is 1.43%.

The Credit Agreement contains customary representations and warranties and financial and other affirmative and negative covenants. The Credit Agreement also includes customary events of default, in certain cases subject to customary periods to cure. The occurrence of an event of default, following the applicable cure period, would permit the lenders to, among other things, declare the unpaid principal, accrued and unpaid interest and all other amounts payable under the Credit Agreement to be immediately due and payable.

The following is a summary of short-term bank borrowings under the Revolving Credit Facility at December 31, 2022 and 2021 *(dollars in thousands)*:

	December 31, 2022	December 31, 2021
Total revolving credit facility	$ 1,300,000	$ 1,300,000
Borrowings outstanding at end of period (1)	—	—
Weighted average daily borrowings during the period ended	3,776	13,068
Maximum daily borrowings during the period ended	205,000	305,000
Weighted average interest rate during the period ended	3.9 %	0.9 %
Interest rate at end of the period	— %	— %

(1) Excludes $2.6 million and $2.6 million of letters of credit at December 31, 2022 and 2021, respectively.

(e) The Company has an unsecured commercial paper program. Under the terms of the program, the Company may issue unsecured commercial paper up to a maximum aggregate amount outstanding of $700.0 million. The notes are sold under customary terms in the United States commercial paper market and rank pari passu with all of the Company's other unsecured indebtedness. The notes are fully and unconditionally guaranteed by the Operating Partnership.

The following is a summary of short-term bank borrowings under the unsecured commercial paper program at December 31, 2022 and 2021 *(dollars in thousands)*:

	December 31, 2022	December 31, 2021
Total unsecured commercial paper program	$ 700,000	$ 700,000
Borrowings outstanding at end of period	300,000	220,000
Weighted average daily borrowings during the period ended	405,671	419,563
Maximum daily borrowings during the period ended	700,000	700,000
Weighted average interest rate during the period ended	2.3 %	0.2 %
Interest rate at end of the period	4.7 %	0.3 %

(f) The Company has a working capital credit facility, which provides for a $75.0 million unsecured revolving credit facility (the "Working Capital Credit Facility") with a scheduled maturity date of January 12, 2024. In September 2022, the Company amended its Working Capital Credit Facility to change the interest rate benchmark from LIBOR to SOFR. Based on the Company's current credit rating, the Working Capital Credit Facility has an interest rate equal to SOFR plus a margin of 87.5 basis points. The margin noted for the current interest rate includes a 10 basis point adjustment related to the SOFR transition. Depending on the Company's credit rating, the margin ranges from 70 to 140 basis points.

The following is a summary of short-term bank borrowings under the Working Capital Credit Facility at December 31, 2022 and 2021 *(dollars in thousands)*:

	December 31, 2022	December 31, 2021
Total working capital credit facility	$ 75,000	$ 75,000
Borrowings outstanding at end of period	28,015	29,546
Weighted average daily borrowings during the period ended	15,080	10,473
Maximum daily borrowings during the period ended	55,812	46,038
Weighted average interest rate during the period ended	3.0 %	0.9 %
Interest rate at end of the period	5.2 %	0.9 %

(g) The Company previously entered into forward starting interest rate swaps to hedge against interest rate risk on $100.0 million of this debt. The all-in weighted average interest rate, inclusive of the impact of these interest rate swaps, was 2.89%.

(h) The Company previously entered into forward starting interest rate swaps to hedge against interest rate risk on $200.0 million of this debt. The all-in weighted average interest rate, inclusive of the impact of these interest rate swaps, was 4.03%.

(i) The Company previously entered into forward starting interest rate swaps to hedge against interest rate risk on $150.0 million of the initial $300.0 million issued. The all-in weighted average interest rate, inclusive of the impact of these interest rate swaps, was 4.27%.

(j) The Company previously entered into forward starting interest rate swaps and treasury lock to hedge against the interest rate risk of this debt. The all-in weighted average interest rate, inclusive of the impact of the forward starting swaps and treasury locks, was 3.32%.

(k) The Company entered into treasury lock agreements to hedge against interest rate risk on $250.0 million of the $600.0 million aggregate principal amount. The all-in weighted average interest rate, inclusive of the impact of the treasury locks, was 3.01%.

(l) The Company previously entered into forward starting interest rate swaps to hedge against the interest rate risk of this debt. The all-in weighted average interest rate, inclusive of the impact of these interest rate swaps, was 3.13%.

(m) The Operating Partnership is the guarantor of this debt.

The aggregate maturities, including amortizing principal payments on secured and unsecured debt, of total debt for the next ten years subsequent to December 31, 2022 are as follows *(dollars in thousands):*

Year	Total Fixed Secured Debt	Total Variable Secured Debt	Total Secured Debt	Total Unsecured Debt	Total Debt
2023	$ 1,242	$ —	$ 1,242	$ 300,000 (a)	$ 301,242
2024	96,747	—	96,747	43,659	140,406
2025	174,793	—	174,793	—	174,793
2026	52,744	—	52,744	300,000	352,744
2027	2,860	—	2,860	650,000	652,860
2028	162,310	—	162,310	300,000	462,310
2029	191,986	—	191,986	300,000	491,986
2030	162,010	—	162,010	600,000	762,010
2031	160,930	—	160,930	600,000	760,930
2032		27,000	27,000	400,000	427,000
Thereafter	—	—	—	950,000	950,000
Subtotal	1,005,622	27,000	1,032,622	4,443,659	5,476,281
Non-cash (b)	19,712	(53)	19,659	(8,637)	11,022
Total	$ 1,025,334	$ 26,947	$ 1,052,281	$ 4,435,022	$ 5,487,303

(a) All unsecured debt due in 2023 is related to the Company's commercial paper program.
(b) Includes the unamortized balance of fair market value adjustments, premiums/discounts, and deferred financing costs. For the years ended December 31, 2022 and 2021, the Company amortized $3.8 million and $4.7 million, respectively, of deferred financing costs into *Interest expense*.

We were in compliance with the covenants of our debt instruments at December 31, 2022.

8. INCOME/(LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income/(loss) per share for the periods presented *(dollars and shares in thousands, except per share data)*:

	Year Ended December 31,		
	2022	**2021**	**2020**
Numerator for income/(loss) per share:			
Net income/(loss)	$ **92,579**	$ 160,993	$ 68,970
Net (income)/loss attributable to redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership	**(5,613)**	(10,873)	(4,543)
Net (income)/loss attributable to noncontrolling interests	**(42)**	(104)	(161)
Net income/(loss) attributable to UDR, Inc.	**86,924**	150,016	64,266
Distributions to preferred stockholders — Series E (Convertible)	**(4,412)**	(4,229)	(4,230)
Income/(loss) attributable to common stockholders - basic and diluted	$ **82,512**	$ 145,787	$ 60,036
Denominator for income/(loss) per share:			
Weighted average common shares outstanding	**321,949**	300,579	294,808
Non-vested restricted stock awards	**(278)**	(253)	(263)
Denominator for basic income/(loss) per share	**321,671**	300,326	294,545
Incremental shares issuable from assumed conversion of unvested LTIP Units, performance units, unvested restricted stock and shares issuable upon settlement of forward sales agreements	**1,029**	1,377	382
Denominator for diluted income/(loss) per share	**322,700**	301,703	294,927
Income/(loss) per weighted average common share:			
Basic	$ **0.26**	$ 0.49	$ 0.20
Diluted	$ **0.26**	$ 0.48	$ 0.20

Basic income/(loss) per common share is computed based upon the weighted average number of common shares outstanding. Diluted income/(loss) per common share is computed based upon the weighted average number of common shares outstanding plus the common shares issuable from the assumed conversion of the OP Units and DownREIT Units, convertible preferred stock, stock options, unvested long-term incentive plan units ("LTIP Units"), performance units, unvested restricted stock and continuous equity program forward sales agreements. Only those instruments having a dilutive impact on our basic income/(loss) per share are included in diluted income/(loss) per share during the periods. For the years ended December 31, 2022, 2021, and 2020, the effect of the conversion of the OP Units, DownREIT Units and the Company's Series E preferred stock was not dilutive and therefore not included in the above calculation.

In July 2021, the Company entered into an ATM sales agreement under which the Company may offer and sell up to 20.0 million shares of its common stock, from time to time, to or through its sales agents and may enter into separate forward sales agreements to or through its forward purchasers. Upon entering into the ATM sales agreement, the Company simultaneously terminated the sales agreement for its prior at-the-market equity offering program, which was entered into in July 2017. During the year ended December 31, 2022, the Company settled 4.4 million shares of common stock through its ATM program pursuant to the Company's forward sales agreements described below. As of December 31, 2022, we had 14.0 million shares of common stock available for future issuance under the ATM program.

In connection with any forward sales agreement under the Company's ATM program, the relevant forward purchasers will borrow from third parties and, through the relevant sales agent, acting in its role as forward seller, sell a number of shares of the Company's common stock equal to the number of shares underlying the agreement. The Company does not initially receive any proceeds from any sale of borrowed shares by the forward seller.

The Company generally has the ability to determine the dates and method of settlement (i.e., gross physical settlement, net share settlement or cash settlement), subject to certain conditions and the right of the counterparty to accelerate settlement under certain circumstances. The Company currently expects to fully physically settle each forward sales agreement with the relevant forward purchaser on one or more dates specified by the Company on or prior to the maturity date of that particular forward sales agreement, in which case the Company expects to receive aggregate net cash proceeds at settlement equal to the number of shares underlying the particular forward sales agreement multiplied by the relevant forward sale price. However, subject to certain exceptions, the Company may also elect, in its discretion, to cash settle or net share settle a particular forward sales agreement, in which case the Company may not receive any proceeds (in the case of cash settlement) or will not receive any proceeds (in the case of net share settlement), and the Company may owe cash (in the case of cash settlement) or shares of UDR common stock (in the case of net share settlement) to the relevant forward purchaser.

In June 2022, the Company settled all 4.4 million shares under the outstanding forward sales agreements under its ATM program at a weighted average forward price per share of $52.46, which is inclusive of adjustments made to reflect the then-current federal funds rate, the amount of dividends paid to holders of UDR common stock over the term of the agreements and commissions paid to sales agents of approximately $7.5 million, for net proceeds of $230.9 million.

In March 2022, in connection with an underwritten public offering, the Company entered into forward sales agreements to sell 7.0 million shares of its common stock at an initial forward price per share of $57.565. The actual forward price per share received by the Company upon settlement was determined on the applicable settlement dates based on adjustments made to the initial forward price to reflect the then-current federal funds rate and the amount of dividends paid to holders of UDR common stock over the term of the forward sales agreements. During the year ended December 31, 2022, the Company settled all 7.0 million shares under the forward sales agreements at a weighted average forward price per share of $57.07, which is inclusive of adjustments made to reflect the then-current federal funds rate and the amount of dividends paid to holders of UDR common stock, for net proceeds of $399.5 million.

As described above, during the year ended December 31, 2022, the Company settled all 11.4 million shares in aggregate under previously announced forward sales agreements, including under the ATM program, for net proceeds of $630.4 million. Aggregate net proceeds from such forward sales, after deducting related expenses, were $629.6 million.

In March 2021, the Company entered into forward sales agreements to sell 7.0 million shares of its common stock at an initial forward price per share of $43.51. The actual forward price per share received by the Company upon settlement was determined on the applicable settlement date based on adjustments made to the initial forward price to reflect the then-current federal funds rate and the amount of dividends paid to holders of UDR common stock over the term of the forward sales agreements. In September 2021, the Company settled all 7.0 million shares at a forward price per share of $42.65, which is inclusive of adjustments made to reflect the then-current federal funds rate, the amount of dividends paid to holders of UDR common stock and commissions paid to sales agents of approximately $6.0 million, for net proceeds of $298.5 million.

In June 2021, the Company entered into forward sales agreements to sell 6.1 million shares of its common stock at an initial forward price per share of $49.22. The actual forward price per share received by the Company upon settlement was determined on the applicable settlement date based on adjustments made to the initial forward price to reflect the then-current federal funds rate and the amount of dividends paid to holders of UDR common stock over the term of the forward sales agreement. In December 2021, the Company settled all 6.1 million shares at a forward price per share of $48.33, which is inclusive of adjustments made to reflect the then-current federal funds rate, the amount of dividends paid to holders of UDR common stock and commissions paid to sales agents of approximately $5.4 million, for net proceeds of $294.8 million.

During the year ended December 31, 2022, the Company repurchased 1.2 million shares of its common stock at an average price of $41.14 per share for total consideration of approximately $49.0 million under its share repurchase program. During the year ended December 31, 2021, the Company did not repurchase any shares of its common stock.

The following table sets forth the additional shares of common stock outstanding by equity instrument if converted to common stock for each of the years ended December 31, 2022, 2021, and 2020 *(in thousands)*:

	Year Ended December 31,		
	2022	**2021**	**2020**
OP/DownREIT Units	**21,478**	22,418	22,310
Convertible preferred stock	**2,916**	2,918	2,950
Unvested LTIP Units and unvested restricted stock	**1,029**	1,377	382

9. STOCKHOLDERS' EQUITY

UDR has an effective registration statement that allows the Company to sell an undetermined number of debt and equity securities as defined in the prospectus. The Company's authorized capital was 450.0 million shares of common stock and 50.0 million shares of preferred stock as of December 31, 2022.

The following table presents the changes in the Company's issued and outstanding shares of common and preferred stock for the years ended December 31, 2022, 2021 and 2020:

	Common Stock	Preferred Stock	
		Series E	Series F
Balance at December 31, 2019	294,588	2,781	14,691
Issuance/(forfeiture) of common and restricted shares, net	104	—	—
Issuance of common shares through forward sales public offering, net (forward sales agreement)	2,121	—	—
Repurchase of common shares	(597)	—	—
Adjustment for conversion of noncontrolling interest of unitholders in the Operating Partnership	3	—	—
Adjustment for conversion of noncontrolling interest of unitholders in the DownREIT Partnership	300	—	—
Conversion of Series E Cumulative Convertible shares	93	(86)	—
Forfeiture of Series F shares	—	—	(250)
Balance at December 31, 2020	296,612	2,695	14,441
Issuance/(forfeiture) of common and restricted shares, net	97	—	—
Issuance of common shares through forward sales public offering, net (forward sales agreement)	19,517	—	—
Adjustment for conversion of noncontrolling interest of unitholders in the Operating Partnership	44	—	—
Adjustment for conversion of noncontrolling interest of unitholders in the DownREIT Partnership	1,880	—	—
Forfeiture of Series F shares	—	—	(1,858)
Balance at December 31, 2021	318,150	2,695	12,583
Issuance/(forfeiture) of common and restricted shares, net	120	—	—
Issuance of common shares through forward sales public offering, net (forward sales agreement)	11,402	—	—
Repurchase of common shares	(1,192)	—	—
Adjustment for conversion of noncontrolling interest of unitholders in the Operating Partnership	4	—	—
Adjustment for conversion of noncontrolling interest of unitholders in the DownREIT Partnership	499	—	—
Conversion of Series E Cumulative Convertible shares	10	(9)	—
Forfeiture of Series F shares	—	—	(482)
Balance at December 31, 2022	**328,993**	**2,686**	**12,101**

Common Stock

In July 2021, the Company entered into an ATM sales agreement under which the Company may offer and sell up to 20.0 million shares of its common stock, from time to time, to or through its sales agents and may enter into separate forward sales agreements to or through its forward purchasers. Upon entering into the ATM sales agreement, the Company simultaneously terminated the sales agreement for its prior at-the-market equity offering program, which was entered into in July 2017. As of December 31, 2022, 14.0 million shares were available for sale under the ATM program.

During the year ended December 31, 2022, the Company entered into the following equity transactions for our common stock:

- Settled 11.4 million shares in aggregate under forward sales agreements under the ATM program and previously announced forward sales agreements at a weighted average forward price per share of $55.29, for net proceeds of approximately $630.4 million. Aggregate net proceeds from such forward sales, after deducting related expenses, were $629.6 million;

- Repurchased 1.2 million shares of common stock at a weighted average price per share of $41.14, for total consideration of approximately $49.0 million.

- Issued 0.1 million shares, net of forfeitures, of common stock through the Company's 1999 Long-Term Incentive Plan (the "LTIP"); and

- Issued 0.5 million shares of common stock upon redemption of DownREIT Units, resulting in the forfeiture of 0.5 million Series F Preferred shares.

Distributions are subject to the approval of the Board of Directors and are dependent upon our strategy, financial condition and operating results. UDR's common distributions for the years ended December 31, 2022, 2021, and 2020 totaled $1.52, $1.45, and $1.44 per share, respectively.

Preferred Stock

The Series E Cumulative Convertible Preferred Stock ("Series E") has no stated par value and a liquidation preference of $16.61 per share. Subject to certain adjustments and conditions, each share of the Series E is convertible at any time at the holder's option into one share of our common stock prior to a "Special Dividend" declared in 2008 (1.083 shares after the Special Dividend). The holders of the Series E are entitled to vote on an as-converted basis as a single class in combination with the holders of common stock at any meeting of our stockholders for the election of directors or for any other purpose on which the holders of common stock are entitled to vote. The Series E has no stated maturity and is not subject to any sinking fund or any mandatory redemption.

Distributions declared on the Series E for the years ended December 31, 2022, 2021, and 2020 were $1.65, $1.57, and $1.56 per share, respectively. The Series E is not listed on any exchange. At December 31, 2022 and 2021, a total of 2.7 million and 2.7 million, respectively, shares of the Series E were outstanding.

UDR is authorized to issue up to 20.0 million shares of the Series F Preferred Stock ("Series F"). The Series F may be purchased by certain holders of OP Units and DownREIT Units, at a purchase price of $0.0001 per share. OP/DownREIT Unitholders are entitled to subscribe for and purchase one share of UDR's Series F for each OP/DownREIT Unit held. During the years ended December 31, 2022 and 2021, 0.5 million and 1.9 million of the Series F shares were forfeited upon the conversion of OP Units and DownREIT Units into Company common stock, respectively.

At December 31, 2022 and 2021, a total of 12.1 million and 12.6 million shares, respectively, of the Series F were outstanding with an aggregate purchase value of $1,210 and $1,258, respectively. Holders of the Series F are entitled to one vote for each share of the Series F they hold, voting together with the holders of our common stock, on each matter submitted to a vote of security holders at a meeting of our stockholders. The Series F does not entitle its holders to dividends or any other rights, privileges or preferences.

Distribution Reinvestment and Stock Purchase Plan

UDR's Distribution Reinvestment and Stock Purchase Plan (the "Stock Purchase Plan") allows common and preferred stockholders the opportunity to purchase, through the reinvestment of cash dividends and by making additional cash payments, additional shares of UDR's common stock. From inception through December 31, 2008, shareholders have elected to utilize the Stock Purchase Plan to reinvest their distribution for the equivalent of 10.0 million shares of Company common stock. Shares in the amount of 11.0 million were reserved for issuance under the Stock Purchase Plan as of December 31, 2022. During the year ended December 31, 2022, UDR acquired all shares issued through the open market.

10. EMPLOYEE BENEFIT PLANS

In May 2022, the stockholders of UDR approved an amendment and restatement to the LTIP. The LTIP authorizes the granting of awards which may take the form of options to purchase shares of common stock, stock appreciation rights, restricted stock, dividend equivalents, partnership interests in the Operating Partnership designated as LTIP Units, performance partnership interests in the Operating Partnership designated as Performance Units, other stock-based awards, and any other right or interest relating to common stock or cash incentive awards to Company directors, employees and outside trustees to promote the success of the Company by linking individual's compensation via grants of share based payment.

LTIP Units and Performance Units are designed to qualify as "profits interests" in the Operating Partnership for federal income tax purposes, meaning that initially they are not economically equivalent in value to a share of our common stock, but over time can increase in value to one-for-one parity with common stock by operation of special tax rules applicable to profits interests. Until and unless such parity is reached, the value that an executive will realize for a given number of vested LTIP Units or Performance Units is less than the value of an equal number of shares of our common stock.

As of December 31, 2022, 35.0 million shares were reserved on an unadjusted basis for issuance upon the grant or exercise of awards under the LTIP. As of December 31, 2022, there were 14.4 million common shares available for issuance under the LTIP.

The LTIP contains double trigger change of control provisions allowing for the vesting of an award when certain conditions are met upon qualifying events such as a merger where UDR is not the surviving entity. Upon the death or disability of an award recipient, all outstanding instruments will vest and all restrictions will lapse. The LTIP specifies that in the event of a capital transaction, which includes but is not limited to stock dividends, stock splits, extraordinary cash dividends and spin-offs, the number of shares available for grant in totality or to a single individual is to be adjusted proportionately. The LTIP specifies that when a capital transaction occurs that would dilute the holder of the stock award, prior grants are to be adjusted such that the recipient is no worse as a result of the capital transaction.

A summary of UDR's Performance Units, LTIP Units, restricted stock and option activities during the year ended December 31, 2022 is as follows (*shares in thousands*):

	Unvested Performance Units Outstanding		Performance Units Exercisable		Unvested Stock Options Outstanding		Stock Options Exercisable		LTIP Units		Restricted Stock	
	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of LTIP Units	Weighted Average Fair Value Per LTIP Unit	Number of shares	Weighted Average Fair Value Per Restricted Stock
Balance, December 31, 2021	2,962	$ 42.30	—	$ —	—	$ —	—	$ —	420	$ 41.94	248	$ 40.30
Granted	1,610	45.60	—	—	1,225	45.91	—	—	397	55.29	187	51.93
Exercised	—	—	—	—	—	—	—	—	—	—	—	—
Vested	(1,823)	36.85	1,823	36.85	—	—	—	—	(326)	40.51	(142)	40.02
Forfeited	—	—	—	—	—	—	—	—	—	—	(20)	45.38
Balance, December 31, 2022	2,749	$ 44.66	1,823	$ 36.85	1,225	$ 45.91	—	$ -	491	$ 53.69	273	$ 48.77

As of December 31, 2022, the Company had granted 6.7 million shares of restricted stock, 2.8 million LTIP Units, 4.6 million Performance Units, and 1.2 million stock options under the LTIP.

Stock Option Plan

UDR has granted stock options to our employees and Company directors. Subject to certain conditions, each stock option is exercisable into one share of UDR common stock.

The total remaining compensation cost on unvested stock options was $5.1 million as of December 31, 2022.

During the year ended December 31, 2022, no stock options were exercised.

The weighted average remaining contractual life on all stock options outstanding as of December 31, 2022 is 4.7 years and such options have a weighted average exercise price of $45.91.

During the year ended December 31, 2022, we recognized $0.7 million, of net compensation expense related to outstanding stock options. No compensation expense related to outstanding stock options was recognized during the years ended December 31, 2021 and 2020.

Restricted Stock Awards

Restricted stock awards are granted to Company employees, officers, and directors. The restricted stock awards are valued based upon the closing sales price of UDR common stock on the date of grant. Compensation expense is recorded under the straight-line method over the vesting period, which is generally three to four years. Restricted stock awards earn dividends payable in cash. Some of the restricted stock grants are based on the Company's performance and are subject to adjustment during the initial one year performance period. For the years ended December 31, 2022, 2021, and 2020, we recognized $6.1 million, $4.1 million, and $5.3 million of compensation expense, net of capitalization, related to the amortization of restricted stock awards, respectively. The total remaining compensation cost on unvested restricted stock awards was $5.4 million and had a weighted average remaining contractual life of 2.2 years as of December 31, 2022.

Performance Unit Awards

UDR has granted Performance Units to our employees and Company directors, subject to certain conditions. Each Performance Unit is exercisable into one Operating Partnership common unit.

The total remaining compensation cost on unvested Performance Units was $11.7 million as of December 31, 2022.

During the year ended December 31, 2022, no Performance Units were exercised.

The weighted average remaining contractual life on all Performance Units outstanding as of December 31, 2022 is 3.6 years and such Performance Units have a weighted average exercise price of $44.66.

During the years ended December 31, 2022 and 2021, we recognized $5.2 million and $11.7 million, respectively, of net compensation expense related to outstanding Performance Units. No compensation expense was recognized during the year ended December 31, 2020.

Short-Term Incentive Compensation

In January 2022, certain officers of the Company were awarded STI Unit grants under the 2022 Long-Term Incentive Program ("2022 LTI"). The STI Unit awards represent short-term incentive compensation for the officers and were valued for compensation expense purposes based upon the closing sales price of UDR common stock on the date of grant in accordance with ASC 718, *Compensation - Stock Compensation*, or $51.10 per unit, inclusive of a discount due to uncertainty associated with the STI Unit reaching parity with the value of a share of UDR common stock. Compensation expense is recorded under the straight-line method over the vesting period, which is one year. The STI Unit awards are primarily based on the Company's performance and are subject to adjustment based on performance against predefined metrics during the one-year performance period. For the year ended December 31, 2022, we recognized $6.5 million of compensation expense, net of capitalization, related to the amortization of STI Unit awards. As the STI Unit awards vest after a one-year period, there was no remaining unrecognized compensation expense as of December 31, 2022.

In January 2021, certain officers of the Company were awarded STI Performance Unit grants under the 2021 Long-Term Incentive Program ("2021 LTI"). The STI Performance Unit awards represent short-term incentive compensation for the officers and were valued for compensation expense purposes on the date of grant in accordance with ASC 718, *Compensation - Stock Compensation*, as determined by a lattice-binomial option-pricing model based on a Monte Carlo simulation using a volatility factor of 27.0%, an expected life of 5.5 years, an annualized risk-free rate of 0.49%, and an annual dividend yield of 3.4%, or $5.06 per unit, inclusive of a discount due to uncertainty associated with the STI Performance Unit reaching parity with the value of a share of UDR common stock. Compensation expense is recorded under the straight-line method over the vesting period, which is one year. The STI Performance Unit awards are primarily based on the Company's performance and are subject to adjustment based on performance against predefined metrics during the one-year performance period. As the STI Performance Unit awards vest over a one-year period, there was no remaining unrecognized compensation expense as of December 31, 2021.

In January 2020, certain officers of the Company were awarded STI Unit grants under the 2020 Long-Term Incentive Program ("2020 LTI"). The STI Unit awards represent short-term incentive compensation for the officers and were valued for compensation expense purposes based upon the closing sales price of UDR common stock on the date of grant in accordance with ASC 718, *Compensation - Stock Compensation*, or $40.77 per unit, inclusive of a discount due to uncertainty associated with the STI Unit reaching parity with the value of a share of UDR common stock. Compensation expense is recorded under the straight-line method over the vesting period, which is one year. The STI Unit awards are primarily based on the Company's performance and are subject to adjustment based on performance against predefined metrics during the one-year performance period. For the year ended December 31, 2020, we recognized $3.1 million of compensation expense, net of capitalization, related to the amortization of STI Unit awards. As the STI Unit awards vest over a one-year period, there was no remaining unrecognized compensation expense as of December 31, 2020**.**

Long-Term Incentive Compensation

In January 2022, certain officers of the Company were awarded either a restricted stock grant or an LTIP Unit grant, or a combination of both, under the 2022 LTI. For both restricted stock grants and LTIP Unit grants, thirty percent of the 2022 LTI award is based upon FFO as Adjusted over a one-year period and will vest fifty percent on the one-year anniversary and fifty percent on the two-year anniversary. Fifteen percent of the 2022 LTI award is based upon relative FFO as Adjusted over a three-year period and will vest 100% at the end of the three-year performance period. The remaining fifty-five percent of the 2022 LTI award is based on Total Shareholder Return ("TSR") as measured relative to comparable apartment REITs over a three-year period and as measured relative to the Nareit Equity REITs Total Return Index over a three-year period whereby both will vest 100% at the end of the three-year performance periods. The portion of the restricted stock grant based upon FFO as Adjusted was valued for compensation expense purposes based upon the closing sales price of UDR common stock on the date of grant or $59.90 per share. Because LTIP Units are granted at the maximum potential payout and there is uncertainty associated with an LTIP Unit reaching parity with the value of a share of UDR common stock, the portion of the LTIP Unit grant based upon the one-year FFO as Adjusted was valued for compensation expense purposes at $27.04 per unit on the grant date, inclusive of a 9.7% discount, and the portion of the LTIP Unit grant based upon the three-year FFO as Adjusted was valued for compensation expense purposes at $28.72 per unit on the grant date, inclusive of a 4.1% discount. The portion of the restricted stock grant based upon relative TSR was valued for compensation expense purposes at $66.83 per share for the comparable apartment REITs component and $68.02 per share for the Nareit Equity REITs Total Return Index component on the grant date as determined by a lattice-binomial option-pricing model based on a Monte Carlo simulation using a volatility factor of 33.0%. The portion of the LTIP Unit grant based upon relative TSR was valued for compensation expense purposes at $31.95 per unit, inclusive of a 4.1% discount, for the comparable apartment REITs component and $32.85 per unit, inclusive of a 4.1% discount, for the Nareit Equity REITs Total Return Index component on the grant date as determined by a lattice-binomial option-pricing model based on a Monte Carlo simulation using a volatility factor of 33.0%.

In January 2021, certain officers of the Company were awarded either a restricted stock grant, an LTIP Unit grant, or an LTIP Performance Unit grant, or a combination of all three, under the 2021 LTI. For all three restricted stock grants, LTIP Unit grants and Performance Unit grants, thirty percent of the 2021 LTI award is based upon FFO as Adjusted over a one-year period and will vest fifty percent on the one-year anniversary and fifty percent on the two-year anniversary. Fifteen percent of the 2021 LTI award is based upon relative FFO as Adjusted over a three-year period and will vest 100% at the end of the three-year performance period. The remaining fifty-five percent of the 2021 LTI award is based on Total Shareholder Return ("TSR") as measured relative to comparable apartment REITs over a three-year period and as measured relative to the Nareit Equity REITs Total Return Index over a three-year period whereby all three will vest 100% at the end of the three-year performance periods. The portion of the restricted stock grant based upon FFO as Adjusted was valued for compensation expense purposes based upon the closing sales price of UDR common stock on the date of grant or $36.85 per share. Because LTIP Units are granted at the maximum potential payout and there is uncertainty associated with an LTIP Unit reaching parity with the value of a share of UDR common stock, the portion of the LTIP Unit grant based upon the one-year FFO as Adjusted was valued for compensation expense purposes at $16.69 per unit on the grant date, inclusive of a 9.4% discount, and the portion of the LTIP Unit grant based upon the three-year FFO as Adjusted was valued for compensation expense purposes at $17.71 per unit on the grant date, inclusive of a 3.9% discount. Because LTIP Performance Units are granted at the maximum potential payout and there is uncertainty associated with an LTIP Performance Unit reaching parity with the value of a share of

UDR common stock, the portion of the LTIP Performance Unit grant based upon the one-year FFO as Adjusted was valued for compensation expense purposes at $2.67 per unit on the grant date, inclusive of a 9.4% discount, a volatility factor of 27.0%, an expected life of 5.5 years, an annualized risk-free rate of 0.49%, and an annual dividend yield of 3.4%, and the portion of the LTIP Unit grant based upon the three-year FFO as Adjusted was valued for compensation expense purposes at $2.85 per unit on the grant date, inclusive of a 3.9% discount, a volatility factor of 26.0%, an expected life of 6.5 years, an annualized risk-free rate of 0.57%, and an annual dividend yield of 3.4%. The portion of the restricted stock grant based upon relative TSR was valued for compensation expense purposes at $40.09 per share for the comparable apartment REITs component and $39.95 per share for the Nareit Equity REITs Total Return Index component on the grant date as determined by a lattice-binomial option-pricing model based on a Monte Carlo simulation using a volatility factor of 33.0%. The portion of the LTIP Unit grant based upon relative TSR was valued for compensation expense purposes at $19.43 per unit, inclusive of a 3.9% discount, for the comparable apartment REITs component and $19.37 per unit, inclusive of a 3.9% discount, for the Nareit Equity REITs Total Return Index component on the grant date as determined by a lattice-binomial option-pricing model based on a Monte Carlo simulation using a volatility factor of 33.0%. The portion of the LTIP Performance Unit grant based upon relative TSR was valued for compensation expense purposes at $3.59 per unit, inclusive of a 3.9% discount, for the comparable apartment REITs component and $3.70 per unit, inclusive of a 3.9% discount, for the Nareit Equity REITs Total Return Index component on the grant date as determined by a lattice-binomial option-pricing model based on a Monte Carlo simulation using a volatility factor of 33.0%, an expected life of 6.5 years, an annualized risk-free rate of 0.16%, and an annual dividend yield of 3.5%.

In January 2020, certain officers of the Company were awarded either a restricted stock grant or an LTIP Unit grant, or a combination of both, under the 2020 LTI. For both restricted stock grants and LTIP Unit grants, thirty percent of the 2020 LTI award is based upon FFO as Adjusted over a two-year period and will vest fifty percent on the two-year anniversary and fifty percent on the three-year anniversary. Fifteen percent of the 2020 LTI award is based upon relative FFO as Adjusted over a three-year period and will vest 100% at the end of the three-year performance period. The remaining fifty-five percent of the 2020 LTI award is based on Total Shareholder Return ("TSR") as measured relative to comparable apartment REITs over a three-year period and as measured relative to the Nareit Equity REITs Total Return Index over a three-year period whereby both will vest 100% at the end of the three-year performance periods. The portion of the restricted stock grant based upon FFO as Adjusted was valued for compensation expense purposes based upon the closing sales price of UDR common stock on the date of grant or $46.12 per share. Because LTIP Units are granted at the maximum potential payout and there is uncertainty associated with an LTIP Unit reaching parity with the value of a share of UDR common stock, the portion of the LTIP Unit grant based upon the two-year FFO as Adjusted was valued for compensation expense purposes at $21.24 per unit on the grant date, inclusive of a 7.9% discount, and the portion of the LTIP Unit grant based upon the three-year FFO as Adjusted was valued for compensation expense purposes at $22.23 per unit on the grant date, inclusive of a 3.6% discount. The portion of the restricted stock grant based upon relative TSR was valued for compensation expense purposes at $53.94 per share for the comparable apartment REITs component and $49.35 per share for the Nareit Equity REITs Total Return Index component on the grant date as determined by a lattice-binomial option-pricing model based on a Monte Carlo simulation using a volatility factor of 16.0%. The portion of the LTIP Unit grant based upon relative TSR was valued for compensation expense purposes at $26.18 per unit, inclusive of a 3.6% discount, for the comparable apartment REITs component and $23.98 per unit, inclusive of a 3.6% discount, for the Nareit Equity REITs Total Return Index component on the grant date as determined by a lattice-binomial option-pricing model based on a Monte Carlo simulation using a volatility factor of 16.0%.

For the years ended December 31, 2022, 2021, and 2020, we recognized $9.0 million, $5.9 million and $10.2 million, respectively, of compensation expense, net of capitalization, related to the amortization of the awards. The total remaining compensation cost on unvested LTI awards was $7.3 million and had a weighted average remaining contractual life of 1.7 years as of December 31, 2022.

Profit Sharing Plan

Our profit sharing plan (the "Plan") is a defined contribution plan covering all eligible full-time employees. Under the Plan, UDR makes discretionary profit sharing and matching contributions to the Plan as determined by the Compensation Committee of the Board of Directors. Aggregate provisions for contributions, both matching and discretionary, which are included in *General and administrative* on UDR's Consolidated Statements of Operations for the years ended December 31, 2022, 2021, and 2020, were $1.7 million, $1.4 million, and $1.5 million, respectively.

11. INCOME TAXES

For 2022, 2021, and 2020, UDR believes that we have complied with the REIT requirements specified in the Code. As such, the REIT would generally not be subject to federal income taxes.

For income tax purposes, distributions paid to common stockholders may consist of ordinary income, qualified dividends, capital gains, unrecaptured section 1250 gains, return of capital, or a combination thereof. Distributions that exceed our current and accumulated earnings and profits constitute a return of capital rather than taxable income and reduce the stockholder's basis in their common shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the stockholder's basis in the common shares, it generally will be treated as a gain from the sale or exchange of that stockholder's common shares. Taxable distributions paid per common share were taxable as follows for the years ended December 31, 2022, 2021 and 2020 (*unaudited*):

	Year Ended December 31,		
	2022	**2021**	**2020**
Ordinary income	**$ 1.3329**	$ 0.9798	$ 1.0320
Qualified ordinary income	**0.0001**	0.0405	0.0039
Long-term capital gain	**0.1521**	0.3577	0.2974
Unrecaptured section 1250 gain	**0.0174**	0.0695	0.0892
Total	**$ 1.5025**	$ 1.4475	$ 1.4225

We have a TRS that is subject to federal and state income taxes. A TRS is a C-corporation which has not elected REIT status and as such is subject to United States federal and state income tax. The components of the provision for income taxes are as follows for the years ended December 31, 2022, 2021, and 2020 (*dollars in thousands*):

	Year Ended December 31,		
	2022	**2021**	**2020**
Income tax (benefit)/provision			
Current			
Federal	$ —	$ 2,693	$ (148)
State	440	1,236	1,374
Total current	440	3,929	1,226
Deferred			
Federal	(27)	(1,770)	894
State	(16)	(672)	451
Investment tax credit	(48)	(48)	(26)
Total deferred	(91)	(2,490)	1,319
Total income tax (benefit)/provision	$ 349	$ 1,439	$ 2,545

Deferred income taxes are provided for the change in temporary differences between the basis of certain assets and liabilities for financial reporting purposes and income tax reporting purposes. The expected future tax rates are based upon enacted tax laws. The components of our TRS deferred tax assets and liabilities are as follows for the years ended December 31, 2022, 2021, and 2020 *(dollars in thousands):*

	Year Ended December 31,		
	2022	**2021**	**2020**
Deferred tax assets:			
Federal and state tax attributes	$ **157**	$ 60	$ 6
Other	**64**	102	147
Total deferred tax assets	**221**	162	153
Valuation allowance	**(33)**	(32)	(23)
Net deferred tax assets	**188**	130	130
Deferred tax liabilities:			
Book/tax depreciation and basis	**(876)**	(860)	(638)
Other investment ventures	**—**	—	(2,665)
Other	**(67)**	(68)	(67)
Total deferred tax liabilities	**(943)**	(928)	(3,370)
Net deferred tax assets/(liabilities)	$ **(755)**	$ (798)	$ (3,240)

Income tax provision/(benefit), net from our TRS differed from the amounts computed by applying the U.S. statutory rate of 21% to pretax income/(loss) for the years ended December 31, 2022, 2020, and 2019 as follows *(dollars in thousands):*

	Year Ended December 31,		
	2022	**2021**	**2020**
Income tax provision/(benefit)			
U.S. federal income tax provision/(benefit)	$ **(109)**	$ 1,058	$ 1,240
State income tax provision	**914**	664	1,434
Other items	**(409)**	(246)	(165)
Solar credit amortization	**(48)**	(48)	(26)
ITC basis adjustment	**—**	2	58
Valuation allowance	**1**	9	4
Total income tax provision/(benefit)	$ **349**	$ 1,439	$ 2,545

As of December 31, 2022, the Company had federal net operating loss carryovers ("NOL") of $24.6 million expiring in 2032 through 2035 and state NOLs of $65.4 million expiring in 2022 through 2032. A portion of these attributes are still available to the subsidiary REITs, but are carried at a zero effective tax rate.

The Company's *Tax benefit/(provision), net* was $(0.3) million, $(1.4) million and $(2.5) million for the years ended December 31, 2022, 2021 and 2020, respectively. The decrease of $1.1 million was primarily attributable to a decrease in TRS income of $5.6 million. GAAP defines a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The financial statements reflect expected future tax consequences of income tax positions presuming the taxing authorities' full knowledge of the tax position and all relevant facts, but without considering time values. GAAP also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition.

The Company evaluates our tax position using a two-step process. First, we determine whether a tax position is more likely than not (greater than 50 percent probability) to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company will then determine the amount of benefit to recognize and record the amount of the benefit that is more likely than not to be realized upon ultimate settlement. As of December 31, 2022 and 2021, UDR has no material unrecognized income tax benefits/(provisions), net.

The Company files income tax returns in federal and various state and local jurisdictions. The tax years 2019 through 2021 remain open to examination by the major taxing jurisdictions to which the Company is subject.

12. NONCONTROLLING INTERESTS

Redeemable Noncontrolling Interests in the Operating Partnership and DownREIT Partnership

Interests in the Operating Partnership and the DownREIT Partnership held by limited partners are represented by OP Units and DownREIT Units, respectively. The income is allocated to holders of OP Units/DownREIT Units based upon net income attributable to common stockholders and the weighted average number of OP Units/DownREIT Units outstanding to total common shares plus OP Units/DownREIT Units outstanding during the period. Capital contributions, distributions, and profits and losses are allocated to noncontrolling interests in accordance with the terms of the partnership agreements of the Operating Partnership and the DownREIT Partnership.

Limited partners of the Operating Partnership and the DownREIT Partnership have the right to require such partnership to redeem all or a portion of the OP Units/DownREIT Units held by the limited partner at a redemption price equal to and in the form of the Cash Amount (as defined in the partnership agreement of the Operating Partnership or the DownREIT Partnership, as applicable), provided that such OP Units/DownREIT Units have been outstanding for at least one year, subject to certain exceptions. UDR, as the general partner of the Operating Partnership and the DownREIT Partnership may, in its sole discretion, purchase the OP Units/DownREIT Units by paying to the limited partner either the Cash Amount or the REIT Share Amount (generally one share of common stock of the Company for each OP Unit/DownREIT Unit), as defined in the partnership agreement of the Operating Partnership or the DownREIT Partnership, as applicable. Accordingly, the Company records the OP Units/DownREIT Units outside of permanent equity and reports the OP Units/DownREIT Units at their redemption value using the Company's stock price at each balance sheet date.

The following table sets forth redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership for the years ended December 31, 2022 and 2021 (*dollars in thousands*):

	Year Ended December 31,	
	2022	**2021**
Redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership, at beginning of year	**$ 1,299,442**	$ 856,294
Mark-to-market adjustment to redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership	**(444,293)**	502,768
OP Units issued for real estate, net	**—**	48,533
Conversion of OP Units/DownREIT Units to Common Stock or Cash	**(44,346)**	(99,932)
Net income/(loss) attributable to redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership	**5,613**	10,873
Distributions to redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership	**(34,020)**	(34,044)
Redeemable Long-Term and Short-Term Incentive Plan Units	**56,568**	14,576
Allocation of other comprehensive income/(loss)	**886**	374
Redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership, at end of year	**$ 839,850**	$ 1,299,442

Noncontrolling Interests

Noncontrolling interests represent interests of unrelated partners in certain consolidated affiliates, and are presented as part of equity on the Consolidated Balance Sheets since these interests are not redeemable. *Net (income)/loss attributable to noncontrolling interests* was less than $(0.1) million, $(0.1) million, and $(0.2) million during the years ended December 31, 2022, 2021, and 2020, respectively.

13. FAIR VALUE OF DERIVATIVES AND FINANCIAL INSTRUMENTS

Fair value is based on the price that would be received to sell an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level valuation hierarchy prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

- Level 1 — Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

- Level 2 — Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The estimated fair values of the Company's financial instruments either recorded or disclosed on a recurring basis as of December 31, 2022 and 2021 are summarized as follows *(dollars in thousands)*:

	Total Carrying Amount in Statement of Financial Position at December 31, 2022 (a)	Fair Value Estimate at December 31, 2022	Fair Value at December 31, 2022, Using		
			Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description:					
Notes receivable, net (b)	$ 54,707	$ 55,514	$ —	$ —	$ 55,514
Equity securities (c)	9,707	9,707	9,707	—	—
Derivatives - Interest rate contracts (d)	15,270	15,270	—	15,270	—
Total assets	$ 79,684	$ 80,491	$ 9,707	$ 15,270	$ 55,514
Secured debt instruments - fixed rate: (e)					
Mortgage notes payable	$ 1,028,169	$ 909,041	$ —	$ —	$ 909,041
Secured debt instruments - variable rate: (e)					
Tax-exempt secured notes payable	27,000	27,000	—	—	27,000
Unsecured debt instruments: (e)					
Working capital credit facility	28,015	28,015	—	—	28,015
Commercial paper program	300,000	300,000	—	—	300,000
Unsecured notes	4,131,047	3,448,632	—	—	3,448,632
Total liabilities	$ 5,514,231	$ 4,712,688	$ —	$ —	$ 4,712,688
Redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership (f)	$ 839,850	$ 839,850	$ —	$ 839,850	$ —

	Total Carrying Amount in Statement of Financial Position at December 31, 2021 (a)	Fair Value Estimate at December 31, 2021	Fair Value at December 31, 2021, Using		
			Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description:					
Notes receivable, net (b)	$ 26,860	$ 27,372	$ —	$ —	$ 27,372
Equity securities (c)	3,230	3,230	—	—	3,230
Derivatives - Interest rate contracts (d)	3,279	3,279	—	3,279	—
Total assets	$ 33,369	$ 33,881	$ —	$ 3,279	$ 30,602
Secured debt instruments - fixed rate: (e)					
Mortgage notes payable	$ 1,033,764	$ 1,032,582	$ —	$ —	$ 1,032,582
Secured debt instruments - variable rate: (e)					
Tax-exempt secured notes payable	27,000	27,000	—	—	27,000
Unsecured debt instruments: (e)					
Working capital credit facility	29,546	29,546	—	—	29,546
Commercial paper program	220,000	220,000	—	—	220,000
Unsecured notes	4,133,083	4,199,363	—	—	4,199,363
Total liabilities	$ 5,443,393	$ 5,508,491	$ —	$ —	$ 5,508,491
Redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership (f)	$ 1,299,442	$ 1,299,442	$ —	$ 1,299,442	$ —

(a) Certain balances include fair market value adjustments and exclude deferred financing costs.

(b) See Note 2, *Significant Accounting Policies*.

(c) The Company holds a direct investment in a publicly traded real estate technology company, SmartRent, that was previously subject to a lock-up restriction on selling or transferring the investment, which expired in February 2022. The investment is valued at the market price on December 31, 2022, and as of December 31, 2021, was valued at the market price on December 31, 2021 less an illiquidity discount of 15.0%. Since the lock-up restriction expired, the Company currently classifies the investment as Level 1 in the fair value hierarchy. The Company previously classified the investment as Level 3 in the fair value hierarchy based upon the lock-up restriction. During the year ended December 31, 2022, the Company increased its direct investment in SmartRent due to stock distributions from its unconsolidated real estate technology investments.

(d) See Note 14, *Derivatives and Hedging Activity*.

(e) See Note 7, *Secured and Unsecured Debt, Net*.

(f) See Note 12, *Noncontrolling Interests*.

Other than described in footnote (c) above, there were no transfers into or out of any of the levels of the fair value hierarchy during the year ended December 31, 2022 and 2021.

Financial Instruments Carried at Fair Value

The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The fair values of interest rate swaps and caps are determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rise above the strike rate of the caps. The variable interest rates used in the calculation of projected receipts on the cap are based on an expectation of future interest rates derived from observable market interest rate curves and volatilities.

The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2022 and 2021, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. In conjunction with the FASB's fair value measurement guidance, the Company made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership have a redemption feature and are marked to their redemption value. The redemption value is based on the fair value of the Company's common stock at the redemption date, and therefore, is calculated based on the fair value of the Company's common stock at the balance sheet date. Since the valuation is based on observable inputs such as quoted prices for similar instruments in active markets, redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership are classified as Level 2.

Financial Instruments Not Carried at Fair Value

At December 31, 2022, the fair values of cash and cash equivalents, restricted cash, accounts receivable, prepaids, real estate taxes payable, accrued interest payable, security deposits and prepaid rent, distributions payable and accounts payable approximated their carrying values because of the short term nature of these instruments. The estimated fair values of other financial instruments, which includes notes receivable and debt instruments, are classified in Level 3 of the fair value hierarchy due to the significant unobservable inputs that are utilized in their respective valuations.

14. DERIVATIVES AND HEDGING ACTIVITY

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of its debt funding and through the use of derivative financial instruments. Specifically, the Company may enter into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash receipts and its known or expected cash payments principally related to the Company's investments and borrowings.

Cash Flow Hedges of Interest Rate Risk

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps and caps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate caps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium.

The changes in the fair value of derivatives designated and that qualify as cash flow hedges are recorded in *Accumulated other comprehensive income/(loss), net* on the Consolidated Balance Sheets and subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the years ended December 31, 2022, 2021, and 2020, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt.

Amounts reported in *Accumulated other comprehensive income/(loss), net* on the Consolidated Balance Sheets related to derivatives that will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. Through December 31, 2023, the Company estimates that an additional $6.1 million will be reclassified as a decrease to *Interest expense*.

As of December 31, 2022, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk (*dollars in thousands*):

Product	Number of Instruments	Notional
Interest rate swaps and caps	3	$ 194,880

Derivatives not designated as hedges are not speculative and are used to manage the Company's exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements of GAAP. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings. As of December 31, 2022, no derivatives not designated as hedges were held by the Company.

Tabular Disclosure of Fair Values of Derivative Instruments on the Consolidated Balance Sheets

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the Consolidated Balance Sheets as of December 31, 2022 and 2021 (*dollars in thousands*):

	Asset Derivatives (included in *Other assets*)		Liability Derivatives (included in *Other liabilities*)	
	Fair Value at:		Fair Value at:	
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Derivatives designated as hedging instruments:				
Interest rate products	$ 15,270	$ 3,279	$ —	$ —

Tabular Disclosure of the Effect of Derivative Instruments on the Consolidated Statements of Operations

The tables below present the effect of the Company's derivative financial instruments on the Consolidated Statements of Operations for the years ended December 31, 2022, 2021, and 2020 (*dollars in thousands*):

Derivatives in Cash Flow Hedging Relationships	Unrealized holding gain/(loss) Recognized in OCI			Gain/(Loss) Reclassified from Accumulated OCI into *Interest expense*			Gain/(Loss) Recognized in *Interest expense* (Amount Excluded from Effectiveness Testing)		
	2022	2021	2020	2022	2021	2020	2022	2021	2020
Interest rate products	$ 14,489	$ 3,502	$ (3,382)	$ 998	$ (1,755)	$ (4,827)	$ —	$ —	$ —

	Year Ended December 31,		
	2022	2021	2020
Total amount of *Interest expense* presented on the Consolidated Statements of Operations	$ 155,900	$ 186,267	$ 202,706

Credit-risk-related Contingent Features

The Company has agreements with its derivative counterparties that contain a provision where the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company's default on the indebtedness.

The Company has certain agreements with some of its derivative counterparties that contain a provision where, in the event of default by the Company or the counterparty, the right of setoff may be exercised. Any amount payable to one party by the other party may be reduced by its setoff against any amounts payable by the other party. Events that give rise to default by either party may include, but are not limited to, the failure to pay or deliver payment under the derivative agreement, the failure to comply with or perform under the derivative agreement, bankruptcy, a merger without assumption of the derivative agreement, or in a merger, a surviving entity's creditworthiness is materially weaker than the original party to the derivative agreement.

Tabular Disclosure of Offsetting Derivatives

The Company has elected not to offset derivative positions on the consolidated financial statements. The tables below present the effect on its financial position had the Company made the election to offset its derivative positions as of December 31, 2022 and 2021 (*dollars in thousands*):

Offsetting of Derivative Assets	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheets	Net Amounts of Assets Presented in the Consolidated Balance Sheets (a)	Gross Amounts Not Offset in the Consolidated Balance Sheets		Net Amount
				Financial Instruments	Cash Collateral Received	
December 31, 2022	**$ 15,270**	**$ —**	**$ 15,270**	**$ —**	**$ —**	**$ 15,270**
December 31, 2021	$ 3,279	$ —	$ 3,279	$ —	$ —	$ 3,279

(a) Amounts reconcile to the aggregate fair value of derivative assets in the "Tabular Disclosure of Fair Values of Derivative Instruments on the Consolidated Balance Sheets" located in this footnote.

Offsetting of Derivative Liabilities	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Balance Sheets	Net Amounts of Liabilities Presented in the Consolidated Balance Sheets (a)	Gross Amounts Not Offset in the Consolidated Balance Sheets		Net Amount
				Financial Instruments	Cash Collateral Posted	
December 31, 2022	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**
December 31, 2021	$ —	$ —	$ —	$ —	$ —	$ —

(a) Amounts reconcile to the aggregate fair value of derivative liabilities in the "Tabular Disclosure of Fair Values of Derivative Instruments on the Consolidated Balance Sheets" located in this footnote.

15. COMMITMENTS AND CONTINGENCIES

Commitments

The following summarizes the Company's commitments at December 31, 2022 (*dollars in thousands*):

	Number Properties	UDR's Investment (a)	UDR's Remaining Commitment
Real estate commitments			
Wholly-owned — under development	3	$ 190,105	$ 142,395
Wholly-owned — redevelopment (b)	6	24,157	57,843
Unconsolidated joint ventures and partnerships:			
Real estate technology investments:			
RETV I (c)	-	16,601	4,320
RETV II	-	11,670	6,300
RETV III (d)	-	—	15,000
RET Strategic Fund	-	8,078	17,500
Climate Technology Funds (e)	-	5,741	4,079
RET ESG Fund (f)	-	2,898	7,000
Total		$ 259,250	$ 254,437

(a) Represents UDR's investment as of December 31, 2022.

(b) Projects consist of unit additions or unit renovations and renovation of related common area amenities.

(c) Includes the impact of unrealized losses for the year ended December 31, 2022, which primarily relate to a decrease in SmartRent's public share price. (See Note 5, *Joint Ventures and Partnerships)*.

(d) In November 2022, the Company committed to invest $15.0 million in a real estate technology investment. As December 31, 2022, no funding to the limited partnership had occurred. As of December 31, 2022, the investment is recorded in *Investment in and advances to unconsolidated joint ventures, net* on the Consolidated Balance Sheets.

(e) In March 2022, the Company committed to invest $10.0 million in climate technology funds and funded $5.7 million. As of December 31, 2022, the investment is recorded in *Other Assets* on the Consolidated Balance Sheets.

(f) In April 2022, the Company committed to invest $10.0 million in an ESG technology fund and funded $2.9 million. As of December 31, 2022, the investment is recorded in *Investment in and advances to unconsolidated joint ventures, net* on the Consolidated Balance Sheets.

Contingencies

Litigation and Legal Matters

The Company is subject to various legal proceedings and claims arising in the ordinary course of business. The Company cannot determine the ultimate liability with respect to such legal proceedings and claims at this time. The Company believes that such liability, to the extent not provided for through insurance or otherwise, will not have a material adverse effect on our financial condition, results of operations or cash flows.

16. REPORTABLE SEGMENTS

GAAP guidance requires that segment disclosures present the measure(s) used by the Chief Operating Decision Maker to decide how to allocate resources and for purposes of assessing such segments' performance. UDR's Chief Operating Decision Maker is comprised of several members of its executive management team who use several generally accepted industry financial measures to assess the performance of the business for our reportable operating segments.

UDR owns and operates multifamily apartment communities that generate rental and other property related income through the leasing of apartment homes to a diverse base of tenants. The primary financial measures for UDR's apartment communities are rental income and net operating income ("NOI"). Rental income represents gross market rent less adjustments for concessions, vacancy loss and bad debt. NOI is defined as rental income less direct property rental expenses. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense, which is calculated as 3.25% of property revenue, and land rent. Property management expense covers costs directly related to consolidated property operations, inclusive of corporate management, regional supervision, accounting and other costs. UDR's Chief Operating Decision Maker utilizes NOI as the key measure of segment profit or loss.

UDR's two reportable segments are *Same-Store Communities* and *Non-Mature Communities/Other*:

- *Same-Store Communities* represent those communities acquired, developed, and stabilized prior to January 1, 2021 and held as of December 31, 2022. A comparison of operating results from the prior year is meaningful as these communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, there is no plan to conduct substantial redevelopment activities, and the community is not classified as held for disposition within the current year. A community is considered to have stabilized occupancy once it achieves 90% occupancy for at least three consecutive months.

- *Non-Mature Communities/Other* represent those communities that do not meet the criteria to be included in *Same-Store Communities*, including, but not limited to, recently acquired, developed and redeveloped communities, and the non-apartment components of mixed use properties.

Management evaluates the performance of each of our apartment communities on a *Same-Store Community* and *Non-Mature Community/Other* basis, as well as individually and geographically. This is consistent with the aggregation criteria under GAAP as each of our apartment communities generally has similar economic characteristics, facilities, services, and tenants. Therefore, the Company's reportable segments have been aggregated by geography in a manner identical to that which is provided to the Chief Operating Decision Maker.

All revenues are from external customers and no single tenant or related group of tenants contributed 10% or more of UDR's total revenues during the years ended December 31, 2022, 2021, and 2020.

The following is a description of the principal streams from which the Company generates its revenue:

Lease Revenue

Lease revenue related to leases is recognized on an accrual basis when due from residents or tenants in accordance with ASC 842, *Leases*. Rental payments are generally due on a monthly basis and recognized on a straight-line basis over the noncancellable lease term because collection of the lease payments was probable at lease commencement, inclusive of any periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option. In addition, in circumstances where a lease incentive is provided to tenants, the incentive is recognized as a reduction of lease revenue on a straight-line basis over the lease term.

Lease revenue also includes all pass-through revenue from retail and residential leases and common area maintenance reimbursements from retail leases. These services represent non-lease components in a contract as the Company transfers a service to the lessee other than the right to use the underlying asset. The Company has elected the practical expedient under the leasing standard to not separate lease and non-lease components from its resident and retail lease contracts as the timing and pattern of revenue recognition for the non-lease component and related lease component are the same and the combined single lease component would be classified as an operating lease.

Other Revenue

Other revenue is generated by services provided by the Company to its retail and residential tenants and other unrelated third parties. Revenue is measured based on consideration specified in contracts with customers. The Company recognizes revenue when it satisfies a performance obligation by providing the services specified in a contract to the customer. These fees are generally recognized as earned.

Joint venture management and other fees

The *Joint venture management and other fees* revenue consists of management fees charged to our equity method joint ventures per the terms of contractual agreements and other fees. Joint venture fee revenue is recognized monthly as the management services are provided and the fees are earned or upon a transaction whereby the Company earns a fee. *Joint venture management and other fees* are not allocable to a specific reportable segment or segments.

The following table details rental income and NOI for UDR's reportable segments for the years ended December 31, 2022, 2021, and 2020, and reconciles NOI to *Net income/(loss) attributable to UDR, Inc.* on the Consolidated Statements of Operations *(dollars in thousands)*:

		Year Ended December 31,				
		2022		**2021**		**2020**
Reportable apartment home segment lease revenue						
Same-Store Communities (a)						
West Region	$	**459,179**	$	417,450	$	414,705
Mid-Atlantic Region		**271,034**		253,877		246,101
Northeast Region		**266,951**		237,295		235,343
Southeast Region		**189,465**		162,178		143,171
Southwest Region		**109,034**		97,213		93,557
Non-Mature Communities/Other		**169,173**		77,874		65,414
Total segment and consolidated lease revenue	$	**1,464,836**	$	1,245,887	$	1,198,291
Reportable apartment home segment other revenue						
Same-Store Communities (a)						
West Region	$	**12,360**	$	10,731	$	12,433
Mid-Atlantic Region		**10,807**		8,941		7,210
Northeast Region		**6,082**		5,180		6,106
Southeast Region		**7,907**		7,124		6,037
Southwest Region		**4,184**		3,932		3,599
Non-Mature Communities/Other		**6,188**		2,870		2,420
Total segment and consolidated other revenue	$	**47,528**	$	38,778	$	37,805
Total reportable apartment home segment rental income						
Same-Store Communities (a)						
West Region	$	**471,539**	$	428,181	$	427,138
Mid-Atlantic Region		**281,841**		262,818		253,311
Northeast Region		**273,033**		242,475		241,449
Southeast Region		**197,372**		169,302		149,208
Southwest Region		**113,218**		101,145		97,156
Non-Mature Communities/Other		**175,361**		80,744		67,834
Total segment and consolidated rental income	$	**1,512,364**	$	1,284,665	$	1,236,096
Reportable apartment home segment NOI						
Same-Store Communities (a)						
West Region	$	**352,675**	$	314,791	$	316,334
Mid-Atlantic Region		**194,926**		180,693		177,206
Northeast Region		**178,156**		149,930		153,883
Southeast Region		**135,313**		112,960		99,856
Southwest Region		**71,783**		63,321		59,281
Non-Mature Communities/Other		**107,539**		45,430		47,142
Total segment and consolidated NOI		**1,040,392**		867,125		853,702
Reconciling items:						
Joint venture management and other fees		**5,022**		6,102		5,069
Property management		**(49,152)**		(38,540)		(35,538)
Other operating expenses		**(17,493)**		(21,649)		(22,762)
Real estate depreciation and amortization		**(665,228)**		(606,648)		(608,616)
General and administrative		**(64,144)**		(57,541)		(49,885)
Casualty-related (charges)/recoveries, net		**(9,733)**		(3,748)		(2,131)
Other depreciation and amortization		**(14,344)**		(13,185)		(10,013)
Gain/(loss) on sale of real estate owned		**25,494**		136,052		119,277
Income/(loss) from unconsolidated entities		**4,947**		65,646		18,844
Interest expense		**(155,900)**		(186,267)		(202,706)
Interest income and other income/(expense), net		**(6,933)**		15,085		6,274
Tax (provision)/benefit, net		**(349)**		(1,439)		(2,545)
Net (income)/loss attributable to redeemable noncontrolling interests in the Operating Partnership and DownREIT Partnership		**(5,613)**		(10,873)		(4,543)
Net (income)/loss attributable to noncontrolling interests		**(42)**		(104)		(161)
Net income/(loss) attributable to UDR, Inc.	$	**86,924**	$	150,016	$	64,266

(a) *Same-Store Community* population consisted of 47,360 apartment homes.

The following table details the assets of UDR's reportable segments as of December 31, 2022 and 2021 *(dollars in thousands)*:

	December 31, 2022	December 31, 2021
Reportable apartment home segment assets:		
Same-Store Communities (a):		
West Region	$ 4,330,820	$ 4,264,381
Mid-Atlantic Region	2,882,898	2,856,143
Northeast Region	3,368,586	3,338,497
Southeast Region	1,232,858	1,208,183
Southwest Region	928,638	900,931
Non-Mature Communities/Other	2,826,272	2,172,668
Total segment assets	15,570,072	14,740,803
Accumulated depreciation	(5,762,501)	(5,137,096)
Total segment assets — net book value	9,807,571	9,603,707
Reconciling items:		
Cash and cash equivalents	1,193	967
Restricted cash	29,001	27,451
Notes receivable, net	54,707	26,860
Investment in and advances to unconsolidated joint ventures, net	754,446	702,461
Operating lease right-of-use assets	194,081	197,463
Other assets	197,471	216,311
Total consolidated assets	$ 11,038,470	$ 10,775,220

(a) *Same-Store Community* population consisted of 47,360 apartment homes.

Markets included in the above geographic segments are as follows:

i. West Region — Orange County, San Francisco, Seattle, Monterey Peninsula, Los Angeles, Other Southern California and Portland

ii. Mid-Atlantic Region — Metropolitan D.C., Baltimore and Richmond

iii. Northeast Region — Boston, New York and Philadelphia

iv. Southeast Region — Tampa, Orlando, Nashville and Other Florida

v. Southwest Region — Dallas, Austin and Denver

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UDR, INC.
SCHEDULE III — REAL ESTATE OWNED
DECEMBER 31, 2022
(In thousands)

	Encumbrances	Initial Costs Land and Land Improvements	Buildings and Improvements	Total Initial Acquisition Costs	Costs of Improvements Capitalized Subsequent to Acquisition Costs	Gross Amount at Which Carried at Close of Period Land and Land Improvements	Buildings & Buildings Improvements	Total Carrying Value	Accumulated Depreciation	Date of Construction(a)	Date Acquired
WEST REGION											
Harbor at Mesa Verde	$ —	$ 20,476	$ 28,538	$ 49,014	$ 26,231	$ 22,654	$ 52,591	$ 75,245	$ 42,182	1965/2003	Jun-03
27 Seventy Five Mesa Verde	—	99,329	110,644	209,973	110,936	117,060	203,849	320,909	167,309	1979/2013	Oct-04
Huntington Vista	—	8,055	22,486	30,541	16,824	9,519	37,846	47,365	29,670	1970	Jun-03
Missions at Back Bay	—	229	14,129	14,358	4,756	11,141	7,973	19,114	6,524	1969	Dec-03
Eight 80 Newport Beach - North	—	62,516	46,082	108,598	53,501	69,464	92,635	162,099	72,382	1968/2000/2016	Oct-04
Eight 80 Newport Beach - South	—	58,785	50,067	108,852	49,901	61,042	97,711	158,753	66,872	1968/2000/2016	Mar-05
Beach & Ocean	—	12,878	—	12,878	40,711	13,391	40,198	53,589	19,638	2014	Aug-11
The Residences at Bella Terra	—	25,000	—	25,000	131,109	25,854	130,255	156,109	72,928	2013	Oct-11
Los Alisos at Mission Viejo	—	17,298	—	17,298	72,370	16,797	72,871	89,668	39,174	2014	Jun-04
The Residences at Pacific City	—	78,085	—	78,085	279,094	78,481	278,698	357,179	90,862	2018	Jan-14
ORANGE COUNTY, CA	**—**	**382,651**	**271,946**	**654,597**	**785,433**	**425,403**	**1,014,627**	**1,440,030**	**607,541**		
2000 Post Street	—	9,861	44,578	54,439	45,591	14,623	85,407	100,030	52,577	1987/2016	Dec-98
Birch Creek	—	4,365	16,696	21,061	11,502	1,481	31,082	32,563	20,938	1968	Dec-98
Highlands Of Marin	—	5,996	24,868	30,864	30,277	8,231	52,910	61,141	42,172	1991/2010	Dec-98
Marina Playa	—	6,224	23,916	30,140	15,627	1,532	44,235	45,767	28,953	1971	Dec-98
River Terrace	—	22,161	40,137	62,298	10,515	23,025	49,788	72,813	37,683	2005	Aug-05
CitySouth	—	14,031	30,537	44,568	41,554	16,811	69,311	86,122	56,314	1972/2012	Nov-05
Bay Terrace	—	8,545	14,458	23,003	8,867	11,693	20,177	31,870	14,418	1962	Oct-05
Highlands of Marin Phase II	—	5,353	18,559	23,912	11,685	5,782	29,815	35,597	22,422	1968/2010	Oct-07
Edgewater	—	30,657	83,872	114,529	13,847	30,833	97,543	128,376	67,597	2007	Mar-08
Almaden Lake Village	27,000	594	42,515	43,109	12,506	1,064	54,551	55,615	37,382	1999	Jul-08
388 Beale	—	14,253	74,104	88,357	22,388	14,693	96,052	110,745	55,485	1999	Apr-11
Channel @ Mission Bay	—	23,625	—	23,625	133,685	24,420	132,890	157,310	71,366	2014	Sep-10
5421 at Dublin Station	—	8,922	—	8,922	115,674	8,922	115,674	124,596	1,690	2022	Sep-16
1532 Harrison	—	19,938	65,816	85,754	—	19,938	65,816	85,754	1,314	2021	Sep-22
SAN FRANCISCO, CA	**27,000**	**174,525**	**480,056**	**654,581**	**473,718**	**183,048**	**945,251**	**1,128,299**	**510,311**		
Crowne Pointe	—	2,486	6,437	8,923	11,118	3,280	16,761	20,041	13,234	1987	Dec-98
Hilltop	—	2,174	7,408	9,582	7,596	3,129	14,049	17,178	11,070	1985	Dec-98
The Hawthorne	—	6,474	30,226	36,700	10,909	7,234	40,375	47,609	30,940	2003	Jul-05
The Kennedy	—	6,179	22,307	28,486	6,048	6,371	28,163	34,534	19,972	2005	Nov-05
Hearthstone at Merrill Creek	—	6,848	30,922	37,770	10,838	7,349	41,259	48,608	27,789	2000	May-08
Island Square	—	21,284	89,389	110,673	9,605	21,745	98,533	120,278	67,055	2007	Jul-08
elements too	—	27,468	72,036	99,504	23,278	30,362	92,420	122,782	74,433	2010	Feb-10
989elements	—	8,541	45,990	54,531	7,629	8,703	53,457	62,160	33,755	2006	Dec-09
Lightbox	—	6,449	38,884	45,333	1,620	6,488	40,465	46,953	20,508	2014	Aug-14
Ashton Bellevue	—	8,287	124,939	133,226	5,075	8,384	129,917	138,301	43,738	2009	Oct-16
TEN20	—	5,247	76,587	81,834	5,793	5,308	82,319	87,627	27,893	2009	Oct-16
Milehouse	—	5,976	63,041	69,017	1,507	6,043	64,481	70,524	24,707	2016	Nov-16
CityLine	—	11,220	85,787	97,007	759	11,229	86,537	97,766	32,194	2016	Jan-17
CityLine II	—	3,723	56,843	60,566	545	3,723	57,388	61,111	16,339	2018	Jan-19
Brio	—	21,780	147,188	168,968	1,949	21,800	149,117	170,917	13,232	2020	Jul-21
SEATTLE, WA	**—**	**144,136**	**897,984**	**1,042,120**	**104,269**	**151,148**	**995,241**	**1,146,389**	**456,859**		
Rosebeach	—	8,414	17,449	25,863	8,102	9,019	24,946	33,965	19,586	1970	Sep-04
Tierra Del Rey	—	39,586	36,679	76,265	10,714	40,081	46,898	86,979	32,631	1998	Dec-07
The Westerly	—	48,182	102,364	150,546	47,632	51,152	147,026	198,178	101,385	1993/2013	Sep-10
Jefferson at Marina del Rey	—	55,651	—	55,651	97,657	61,727	91,581	153,308	67,756	2008	Sep-07
LOS ANGELES, CA	**—**	**151,833**	**156,492**	**308,325**	**164,105**	**161,979**	**310,451**	**472,430**	**221,358**		
Boronda Manor	—	1,946	8,982	10,928	12,816	3,467	20,277	23,744	13,932	1979	Dec-98
Garden Court	—	888	4,188	5,076	7,396	1,684	10,788	12,472	7,535	1973	Dec-98
Cambridge Court	—	3,039	12,883	15,922	20,028	5,857	30,093	35,950	21,818	1974	Dec-98
Laurel Tree	—	1,304	5,115	6,419	8,405	2,475	12,349	14,824	8,981	1977	Dec-98
The Pointe At Harden Ranch	—	6,388	23,854	30,242	35,869	10,487	55,624	66,111	39,229	1986	Dec-98
The Pointe At Northridge	—	2,044	8,028	10,072	13,463	3,700	19,835	23,535	14,098	1979	Dec-98
The Pointe At Westlake	—	1,329	5,334	6,663	9,000	2,398	13,265	15,663	9,111	1975	Dec-98
MONTEREY PENINSULA, CA	**—**	**16,938**	**68,384**	**85,322**	**106,977**	**30,068**	**162,231**	**192,299**	**114,704**		
Verano at Rancho Cucamonga Town Square	—	13,557	3,645	17,202	63,847	24,630	56,419	81,049	49,104	2006	Oct-02

UDR, INC.
SCHEDULE III — REAL ESTATE OWNED - (Continued)
DECEMBER 31, 2022
(In thousands)

		Initial Costs				Gross Amount at Which Carried at Close of Period					
	Encumbrances	Land and Land Improvements	Buildings and Improvements	Total Initial Acquisition Costs	Costs of Improvements Capitalized Subsequent to Acquisition Costs	Land and Land Improvements	Buildings & Buildings Improvements	Total Carrying Value	Accumulated Depreciation	Date of Construction(a)	Date Acquired
Windemere at Sycamore Highland	—	5,810	23,450	29,260	10,138	6,408	32,990	39,398	24,710	2001	Nov-02
Strata	—	14,278	84,242	98,520	2,126	14,340	86,306	100,646	15,180	2010	Nov-19
OTHER SOUTHERN CA	**—**	**33,645**	**111,337**	**144,982**	**76,111**	**45,378**	**175,715**	**221,093**	**88,994**		
Tualatin Heights	—	3,273	9,134	12,407	11,320	4,468	19,259	23,727	15,061	1989	Dec-98
Hunt Club	—	6,014	14,870	20,884	9,867	6,659	24,092	30,751	19,727	1985	Sep-04
The Arbory	—	4,366	63,457	67,823	555	4,384	63,994	68,378	12,752	2018	Jan-20
PORTLAND, OR	**—**	**13,653**	**87,461**	**101,114**	**21,742**	**15,511**	**107,345**	**122,856**	**47,540**		
TOTAL WEST REGION	**27,000**	**917,381**	**2,073,660**	**2,991,041**	**1,732,355**	**1,012,535**	**3,710,861**	**4,723,396**	**2,047,307**		
MID-ATLANTIC REGION											
Dominion Middle Ridge	—	3,311	13,283	16,594	18,130	4,682	30,042	34,724	20,914	1990	Jun-96
Dominion Lake Ridge	—	2,366	8,387	10,753	11,483	3,273	18,963	22,236	15,087	1987	Feb-96
Presidential Greens	—	11,238	18,790	30,028	17,517	11,912	35,633	47,545	28,184	1938	May-02
The Whitmore	—	6,418	13,411	19,829	27,018	7,841	39,006	46,847	32,719	1962/2008	Apr-02
Ridgewood -apts side	—	5,612	20,086	25,698	16,600	6,675	35,623	42,298	28,054	1988	Aug-02
Waterside Towers	—	13,001	49,657	62,658	37,604	50,967	49,295	100,262	37,095	1971	Dec-03
Wellington Place at Olde Town	—	13,753	36,059	49,812	23,383	15,132	58,063	73,195	47,012	1987/2008	Sep-05
Andover House	—	183	59,948	60,131	8,094	355	67,870	68,225	45,961	2004	Mar-07
Sullivan Place	—	1,137	103,676	104,813	19,649	2,005	122,457	124,462	84,903	2007	Dec-07
Delancey at Shirlington	—	21,606	66,765	88,371	10,444	21,713	77,102	98,815	51,635	2006/2007	Mar-08
View 14	—	5,710	97,941	103,651	7,752	5,787	105,616	111,403	63,299	2009	Jun-11
Signal Hill Apartments	—	13,290	—	13,290	74,400	25,673	62,017	87,690	49,067	2010	Mar-07
Capitol View on 14th	—	31,393	—	31,393	98,738	31,505	98,626	130,131	57,682	2013	Sep-07
Domain College Park	—	7,300	—	7,300	62,319	7,549	62,070	69,619	33,812	2014	Jun-11
1200 East West	—	9,748	68,022	77,770	5,420	9,947	73,243	83,190	28,323	2010	Oct-15
Courts at Huntington Station	—	27,749	111,878	139,627	7,189	28,190	118,626	146,816	52,985	2011	Oct-15
Eleven55 Ripley	—	15,566	107,539	123,105	7,608	15,935	114,778	130,713	43,742	2014	Oct-15
Arbor Park of Alexandria	160,930	50,881	159,728	210,609	10,098	51,684	169,023	220,707	74,960	1969/2015	Oct-15
Courts at Dulles	—	14,697	83,834	98,531	13,171	14,880	96,822	111,702	45,627	2000	Oct-15
Newport Village	127,600	50,046	177,454	227,500	20,238	50,866	196,872	247,738	90,904	1968	Oct-15
1301 Thomas Circle	—	27,836	128,191	156,027	3,864	27,860	132,031	159,891	29,502	2006	Aug-19
Crescent Falls Church	—	13,687	88,692	102,379	2,751	13,732	91,398	105,130	18,772	2010	Nov-19
Station on Silver	—	16,661	109,198	125,859	1,350	16,684	110,525	127,209	15,946	2018	Dec-20
Seneca Place	—	21,184	98,173	119,357	7,669	21,189	105,837	127,026	16,205	1985	Jun-21
Canterbury Apartments	—	24,456	100,011	124,467	7,969	24,472	107,964	132,436	12,200	1986	Aug-21
METROPOLITAN, D.C.	**288,530**	**408,829**	**1,720,723**	**2,129,552**	**520,458**	**470,508**	**2,179,502**	**2,650,010**	**1,024,590**		
Calvert's Walk	—	4,408	24,692	29,100	12,566	5,432	36,234	41,666	28,604	1988	Mar-04
20 Lambourne	—	11,750	45,590	57,340	15,545	12,492	60,393	72,885	41,143	2003	Mar-08
Domain Brewers Hill	—	4,669	40,630	45,299	3,922	5,076	44,145	49,221	27,374	2009	Aug-10
Rodgers Forge	—	15,392	67,958	83,350	8,006	15,607	75,749	91,356	19,775	1945	Apr-19
Towson Promenade	58,600	12,599	78,847	91,446	3,968	12,772	82,642	95,414	17,033	2009	Nov-19
1274 at Towson	—	7,807	46,238	54,045	3,390	7,823	49,612	57,435	4,630	2020	Sep-21
Quarters at Towson Town Center	—	16,111	106,453	122,564	10,628	16,111	117,081	133,192	14,714	2008	Nov-21
BALTIMORE, MD	**58,600**	**72,736**	**410,408**	**483,144**	**58,025**	**75,313**	**465,856**	**541,169**	**153,273**		
Gayton Pointe Townhomes	—	826	5,148	5,974	32,633	3,735	34,872	38,607	33,213	1973/2007	Sep-95
Waterside At Ironbridge	—	1,844	13,239	15,083	11,834	2,932	23,985	26,917	19,221	1987	Sep-97
Carriage Homes at Wyndham	—	474	30,997	31,471	12,294	4,465	39,300	43,765	32,375	1998	Nov-03
Legacy at Mayland	—	1,979	11,524	13,503	37,473	6,084	44,892	50,976	42,048	1973/2007	Dec-91
RICHMOND, VA	**—**	**5,123**	**60,908**	**66,031**	**94,234**	**17,216**	**143,049**	**160,265**	**126,857**		
TOTAL MID-ATLANTIC REGION	**347,130**	**486,688**	**2,192,039**	**2,678,727**	**672,717**	**563,037**	**2,788,407**	**3,351,444**	**1,304,720**		
NORTHEAST REGION											
Garrison Square	—	6,475	91,027	97,502	29,803	6,773	120,532	127,305	70,255	1887/1990	Sep-10
Ridge at Blue Hills	25,000	6,039	34,869	40,908	7,736	6,490	42,154	48,644	26,443	2007	Sep-10
Inwood West	80,000	20,778	88,096	108,874	17,583	20,005	106,452	126,457	67,473	2006	Apr-11
14 North	72,500	10,961	51,175	62,136	17,917	11,759	68,294	80,053	44,403	2005	Apr-11
100 Pier 4	—	24,584	—	24,584	205,399	24,854	205,129	229,983	81,254	2015	Dec-15

UDR, INC.
SCHEDULE III — REAL ESTATE OWNED - (Continued)
DECEMBER 31, 2022
(In thousands)

		Initial Costs				Gross Amount at Which Carried at Close of Period					
	Encumbrances	Land and Land Improvements	Buildings and Improvements	Total Initial Acquisition Costs	Costs of Improvements Capitalized Subsequent to Acquisition Costs	Land and Land Improvements	Buildings & Buildings Improvements	Total Carrying Value	Accumulated Depreciation	Date of Construction(a)	Date Acquired
345 Harrison	—	32,938	—	32,938	331,065	44,940	319,063	364,003	80,819	2018	Nov-11
Currents on the Charles	—	12,580	70,149	82,729	2,495	12,784	72,440	85,224	17,463	2015	Jun-19
The Commons at Windsor Gardens	—	34,609	225,515	260,124	23,963	34,710	249,377	284,087	64,326	1969	Aug-19
Charles River Landing	—	17,068	112,777	129,845	2,763	17,132	115,476	132,608	23,596	2010	Nov-19
Lenox Farms	94,050	17,692	115,899	133,591	8,125	17,878	123,838	141,716	25,400	2009	Nov-19
Lodge at Ames Pond	—	12,645	70,653	83,298	5,003	12,848	75,453	88,301	16,003	2010	Nov-19
Union Place	51,800	9,902	72,242	82,144	5,992	9,946	78,190	88,136	10,312	2005	Jan-21
Bradlee Danvers	—	28,669	175,114	203,783	1,953	28,676	177,060	205,736	7,026	1874/2008	Jun-22
BOSTON, MA	**323,350**	**234,940**	**1,107,516**	**1,342,456**	**659,797**	**248,795**	**1,753,458**	**2,002,253**	**534,773**		
10 Hanover Square	—	41,432	218,983	260,415	34,167	41,879	252,703	294,582	133,654	2005/2020	Apr-11
21 Chelsea	—	36,399	107,154	143,553	17,009	36,531	124,031	160,562	70,621	2001	Aug-11
View 34	—	114,410	324,920	439,330	120,038	116,094	443,274	559,368	261,302	1985/2013	Jul-11
95 Wall Street	—	57,637	266,255	323,892	14,379	58,309	279,962	338,271	174,747	2008	Aug-11
Leonard Pointe	—	38,010	93,204	131,214	2,186	38,078	95,322	133,400	24,738	2015	Feb-19
One William	—	6,422	75,527	81,949	1,796	6,478	77,267	83,745	17,264	2018	Aug-19
NEW YORK, NY	**—**	**294,310**	**1,086,043**	**1,380,353**	**189,575**	**297,369**	**1,272,559**	**1,569,928**	**682,326**		
Park Square	—	10,365	96,050	106,415	2,048	10,533	97,930	108,463	25,021	2018	May-19
The Smith Valley Forge	—	17,853	95,973	113,826	1,240	17,861	97,205	115,066	8,880	2019	Sep-21
322 on North Broad	—	12,240	124,524	136,764	8,776	12,255	133,285	145,540	12,283	2018	Sep-21
The George Apartments	—	17,341	—	17,341	48,920	17,349	48,912	66,261	1,950	2022	Aug-20
PHILADELPHIA, PA	**—**	**57,799**	**316,547**	**374,346**	**60,984**	**57,998**	**377,332**	**435,330**	**48,134**		
TOTAL NORTHEAST REGION	**323,350**	**587,049**	**2,510,106**	**3,097,155**	**910,356**	**604,162**	**3,403,349**	**4,007,511**	**1,265,233**		
SOUTHEAST REGION											
Summit West	—	2,176	4,710	6,886	15,054	4,134	17,806	21,940	15,827	1972	Dec-92
The Breyley	—	1,780	2,458	4,238	21,263	4,297	21,204	25,501	20,749	1977/2007	Sep-93
Lakewood Place	—	1,395	10,647	12,042	15,415	3,285	24,172	27,457	20,984	1986	Mar-94
Cambridge Woods	—	1,791	7,166	8,957	14,666	3,635	19,988	23,623	16,801	1985	Jun-97
Inlet Bay	—	7,702	23,150	30,852	24,590	10,889	44,553	55,442	38,111	1988/1989	Jun-03
MacAlpine Place	—	10,869	36,858	47,727	16,847	12,785	51,789	64,574	41,298	2001	Dec-04
The Vintage Lofts at West End	—	6,611	37,663	44,274	24,858	16,005	53,127	69,132	40,741	2009	Jul-09
Peridot Palms	—	6,293	89,752	96,045	2,786	6,434	92,397	98,831	24,996	2017	Feb-19
The Preserve at Gateway	—	4,467	43,723	48,190	2,160	4,523	45,827	50,350	11,654	2013	May-19
The Slade at Channelside	—	10,216	72,786	83,002	5,112	10,394	77,720	88,114	15,637	2009	Jan-20
Andover Place at Cross Creek	—	11,702	107,761	119,463	8,375	11,718	116,120	127,838	21,214	1997/1999	Nov-20
TAMPA, FL	**—**	**65,002**	**436,674**	**501,676**	**151,126**	**88,099**	**564,703**	**652,802**	**268,012**		
Seabrook	—	1,846	4,155	6,001	11,621	3,260	14,362	17,622	12,981	1984/2004	Feb-96
Altamira Place	—	1,533	11,076	12,609	24,496	4,060	33,045	37,105	31,722	1984/2007	Apr-94
Regatta Shore	—	757	6,608	7,365	20,579	2,633	25,311	27,944	22,814	1988/2007	Jun-94
Alafaya Woods	—	1,653	9,042	10,695	14,550	2,946	22,299	25,245	19,120	1989/2006	Oct-94
Los Altos	—	2,804	12,349	15,153	15,732	4,644	26,241	30,885	22,407	1990/2004	Oct-96
Lotus Landing	—	2,185	8,639	10,824	15,297	3,399	22,722	26,121	17,771	1985/2006	Jul-97
Seville On The Green	—	1,282	6,498	7,780	10,455	1,966	16,269	18,235	12,783	1986/2004	Oct-97
Ashton @ Waterford	—	3,872	17,538	21,410	8,724	4,680	25,454	30,134	19,847	2000	May-98
Arbors at Lee Vista	—	6,692	12,860	19,552	19,134	8,053	30,633	38,686	23,493	1992/2007	Aug-06
Arbors at Maitland Summit	—	15,929	158,079	174,008	10,363	15,940	168,431	184,371	22,624	1998	Oct-21
Essex Luxe	—	9,068	94,487	103,555	706	9,075	95,186	104,261	8,180	2020	Oct-21
ORLANDO, FL	**—**	**47,621**	**341,331**	**388,952**	**151,657**	**60,656**	**479,953**	**540,609**	**213,742**		
Legacy Hill	—	1,148	5,867	7,015	12,524	2,165	17,374	19,539	15,107	1977	Nov-95
Hickory Run	—	1,469	11,584	13,053	17,215	2,877	27,391	30,268	20,713	1989	Dec-95
Carrington Hills	—	2,117	—	2,117	41,053	5,043	38,127	43,170	31,283	1999	Dec-95
Brookridge	—	708	5,461	6,169	8,700	1,604	13,265	14,869	11,117	1986	Mar-96
Breckenridge	—	766	7,714	8,480	8,449	1,862	15,067	16,929	12,167	1986	Mar-97
Colonnade	—	1,460	16,015	17,475	10,397	2,620	25,252	27,872	19,750	1998	Jan-99
The Preserve at Brentwood	—	3,182	24,674	27,856	13,329	4,327	36,858	41,185	30,439	1998	Jun-04
Polo Park	—	4,583	16,293	20,876	19,590	6,397	34,069	40,466	29,113	1987/2008	May-06

UDR, INC.
SCHEDULE III — REAL ESTATE OWNED - (Continued)
DECEMBER 31, 2022
(In thousands)

	Encumbrances	Initial Costs: Land and Land Improvements	Initial Costs: Buildings and Improvements	Total Initial Acquisition Costs	Costs of Improvements Capitalized Subsequent to Acquisition Costs	Gross Amount at Which Carried at Close of Period: Land and Land Improvements	Gross Amount at Which Carried at Close of Period: Buildings & Buildings Improvements	Total Carrying Value	Accumulated Depreciation	Date of Construction(a)	Date Acquired
NASHVILLE, TN	—	15,433	87,608	103,041	131,257	26,895	207,403	234,298	169,689		
The Reserve and Park at Riverbridge	—	15,968	56,401	72,369	21,423	17,147	76,645	93,792	58,189	1999/2001	Dec-04
OTHER FLORIDA	—	15,968	56,401	72,369	21,423	17,147	76,645	93,792	58,189		
TOTAL SOUTHEAST REGION	—	144,024	922,014	1,066,038	455,463	192,797	1,328,704	1,521,501	709,632		
SOUTHWEST REGION											
Thirty377	25,000	24,036	32,951	56,987	22,898	26,447	53,438	79,885	41,315	1999/2007	Aug-06
Legacy Village	90,000	16,882	100,102	116,984	30,307	23,285	124,006	147,291	88,321	2005/06/07	Mar-08
Addison Apts at The Park	—	22,041	11,228	33,269	18,527	31,613	20,183	51,796	14,351	1977/78/79	May-07
Addison Apts at The Park I	—	7,903	554	8,457	8,666	11,058	6,065	17,123	4,630	1970	May-07
Addison Apts at The Park II	—	10,440	634	11,074	2,513	8,458	5,129	13,587	3,785	1975	May-07
Savoye	—	8,432	50,483	58,915	4,483	8,934	54,464	63,398	10,795	2009	Nov-19
Savoye 2	—	6,451	56,615	63,066	3,156	6,942	59,280	66,222	11,991	2011	Nov-19
Fiori on Vitruvian Park	47,316	7,934	78,575	86,509	4,202	8,423	82,288	90,711	16,822	2013	Nov-19
Vitruvian West Phase I	41,317	6,273	61,418	67,691	2,801	6,533	63,959	70,492	13,244	2018	Nov-19
Vitruvian West Phase II	—	6,451	15,798	22,249	39,832	6,649	55,432	62,081	8,019	2021	Nov-19
Vitruvian West Phase III	—	7,141	2,754	9,895	63,231	7,342	65,784	73,126	3,202	2022	Nov-19
The Canal	42,000	12,671	98,813	111,484	3,278	12,716	102,046	114,762	12,295	2017	Apr-21
Cool Springs at Frisco Bridges	89,510	18,325	151,982	170,307	11,544	18,338	163,513	181,851	23,927	2012	May-21
DALLAS, TX	335,143	154,980	661,907	816,887	215,438	176,738	855,587	1,032,325	252,697		
Barton Creek Landing	—	3,151	14,269	17,420	26,292	5,603	38,109	43,712	33,360	1986/2012	Mar-02
Residences at the Domain	—	4,034	55,256	59,290	16,784	4,901	71,173	76,074	49,658	2007	Aug-08
Red Stone Ranch	—	5,084	17,646	22,730	10,278	5,804	27,204	33,008	16,955	2000	Apr-12
Lakeline Villas	—	4,148	16,869	21,017	7,666	4,761	23,922	28,683	14,862	2002	Apr-12
AUSTIN, TX	—	16,417	104,040	120,457	61,020	21,069	160,408	181,477	114,835		
Steele Creek	—	8,586	130,400	138,986	7,793	8,789	137,990	146,779	41,118	2015	Oct-17
Cirrus	—	13,853		13,853	87,591	13,854	87,590	101,444	3,498	2022	Feb-19
DENVER, CO	—	22,439	130,400	152,839	95,384	22,643	225,580	248,223	44,616		
TOTAL SOUTHWEST REGION	335,143	193,836	896,347	1,090,183	371,842	220,450	1,241,575	1,462,025	412,148		
TOTAL OPERATING COMMUNITIES	1,032,623	2,328,978	8,594,166	10,923,144	4,142,733	2,592,981	12,472,896	15,065,877	5,739,040		
REAL ESTATE UNDER DEVELOPMENT											
The MO	—	27,135	—	27,135	108,328	27,136	108,327	135,463	296		
Villas at Fiori	—	9,921	776	10,697	7,035	9,964	7,768	17,732	—		
Meridian	—	6,611	—	6,611	30,299	6,611	30,299	36,910	—		
TOTAL REAL ESTATE UNDER DEVELOPMENT	—	43,667	776	44,443	145,662	43,711	146,394	190,105	296		
LAND											
Vitruvian Park®	—	22,547	1,467	24,014	10,937	30,293	4,658	34,951	660		
Alameda Point Block 11	—	25,006	—	25,006	5,609	25,006	5,609	30,615	—		
Newport Village II	—	5,237	—	5,237	10,287	5,237	10,287	15,524	—		
2727 Turtle Creek	—	90,205	—	90,205	2,302	90,205	2,302	92,507	—		
488 Riverwalk	—	16,053	—	16,053	1,817	16,053	1,817	17,870	—		
3001 Iowa Ave	—	13,468	—	13,468	1,083	13,468	1,083	14,551	—		
TOTAL LAND	—	172,516	1,467	173,983	32,035	180,262	25,756	206,018	660		
HELD FOR DISPOSITION											
The MO - Retail	—	—	—	—	14,039	—	14,039	14,039	—		
TOTAL HELD FOR DISPOSITION	—	—	—	—	14,039	—	14,039	14,039	—		
COMMERCIAL											
Brookhaven Shopping Center	—	—	—	—	30,241	7,793	22,448	30,241	15,354		
3001 Iowa Ave Commercial	—	9,882	4,861	14,743	1	9,882	4,862	14,744	180		
TOTAL COMMERCIAL	—	9,882	4,861	14,743	30,242	17,675	27,310	44,985	15,534		
Other (b)	—	—	—	—	21,241	78	21,163	21,241	581		
1745 Shea Center I	—	3,034	20,534	23,568	4,239	3,081	24,726	27,807	6,390		
TOTAL CORPORATE	—	3,034	20,534	23,568	25,480	3,159	45,889	49,048	6,971		
TOTAL COMMERCIAL & CORPORATE	—	12,916	25,395	38,311	55,722	20,834	73,199	94,033	22,505		
Deferred Financing Costs and Other Non-Cash Adjustments	19,658										

UDR, INC.
SCHEDULE III — REAL ESTATE OWNED - (Continued)
DECEMBER 31, 2022
(In thousands)

		Initial Costs				Gross Amount at Which Carried at Close of Period					
	Encumbrances	Land and Land Improvements	Buildings and Improvements	Total Initial Acquisition Costs	Costs of Improvements Capitalized Subsequent to Acquisition Costs	Land and Land Improvements	Buildings & Buildings Improvements	Total Carrying Value	Accumulated Depreciation	Date of Construction(a)	Date Acquired
TOTAL REAL ESTATE OWNED	$ 1,052,281	$ 2,558,077	$ 8,621,804	$ 11,179,881	$ 4,390,191	$ 2,837,788	$ 12,732,284	$ 15,570,072	$ 5,762,501		

(a) Date of original construction/date of last major renovation, if applicable.
(b) Includes unallocated accruals and capital expenditures.

The aggregate cost for federal income tax purposes was approximately $14.9 billion at December 31, 2022 (*unaudited*).

The estimated depreciable lives for all buildings in the latest Consolidated Statements of Operations are 30 to 55 years.

UDR, INC.
SCHEDULE III — REAL ESTATE OWNED - (Continued)
DECEMBER 31, 2022
(In thousands)

3-YEAR ROLLFORWARD OF REAL ESTATE OWNED AND ACCUMULATED DEPRECIATION

The following is a reconciliation of the carrying amount of total real estate owned at December 31, (*in thousands)*:

	2022	2021	2020
Balance at beginning of the year	**$ 14,740,803**	$ 13,071,472	$ 12,602,101
Real estate acquired (including joint venture consolidation)	**409,263**	1,513,106	413,488
Capital expenditures and development	**444,009**	346,365	299,986
Real estate sold	**(24,003)**	(190,140)	(244,103)
Balance at end of the year	**$ 15,570,072**	$ 14,740,803	$ 13,071,472

The following is a reconciliation of total accumulated depreciation for real estate owned at December 31, (*in thousands*):

	2022	2021	2020
Balance at beginning of the year	**$ 5,137,096**	$ 4,605,366	$ 4,131,353
Depreciation expense for the year	**634,424**	584,228	560,876
Accumulated depreciation on sales	**(9,019)**	(52,498)	(86,863)
Balance at end of year	**$ 5,762,501**	$ 5,137,096	$ 4,605,366